FREIT

FIRST REAL ESTATE
INVESTMENT TRUST
OF NEW JERSEY

ANNUAL REPORT 2019

FREIT

Dear Fellow Shareholders,

Our property operating results improved in Fiscal 2019. Total revenue increased to $59.9 million from $57.4 million, and total net operating income increased to $33.8 million from $32.5 million. Average residential occupancy increased to 95.2% from 94.4% and average commercial occupancy increased to 81.5% from 80.6%. Overall, it was a year of steady progress.

Adjusted Funds from Operations decreased modestly to $1.60 per share from $1.63 in the prior year, primarily due to costs associated with the exploration of strategic alternatives.

On January 15, 2020, FREIT announced that it had entered into an agreement to sell seven apartment communities for $266.5 million. The Board concurrently approved a plan of voluntary liquidation. For current developments and information regarding these matters, I encourage shareholders to review documents in the SEC filings section of our website www.freitnj.com. We will be delivering a proxy statement for your review in connection with soliciting a shareholder vote on both the transaction and plan of voluntary liquidation.

The Board believes that this is an opportune time for FREIT to unlock substantial value which is embedded in its real estate assets. With this goal in mind, the Board looks forward to FREIT returning capital to its Shareholders. After nearly 60 years in business, in numerous ways, this is a bittersweet period for First Real Estate Investment Trust of New Jersey and for all of us who played a role in its growth over the years.

As many of you are aware, my father, Robert Hekemian, who led First Real Estate Investment Trust of New Jersey for over 25 years, passed away in December of 2019. I believe that it is important for each of our Shareholders to understand that my father was aware of the formation of the Special Committee of the Board tasked with the exploration of strategic alternatives, and had great confidence in the Committee's ability to pursue the realization of value that we referred to earlier. There is no person more deserving to see the culmination of these efforts, and I want the Shareholders to know that even just a couple of days before his passing, my father's thoughts were with FREIT and, he stated to me, "Whatever all of you decide, I am confident and know it will be the best decision for the Trust". We wish my father could have been here to participate in these significant endeavors. But, on a very personal note, it does give me comfort in knowing he was, fundamentally, very much in favor of these efforts.

Rest assured, we will work hard to punctuate the Trust's nearly 60 year history on a high note. We look forward to seeing each of you at the Trust's special meeting of shareholders in lieu of an annual meeting.

Lastly, the past 7 or 8 months has been challenging in many respects. A huge effort was put into this undertaking to explore strategic alternatives, not to mention the countless hours and many late nights of discussion and deliberation. We would like to take this opportunity to express deep appreciation and thanks to the members of the Special Committee and, in particular, it's most capable Chairman, Justin Meng. Justin's insight proved invaluable and his leadership is much appreciated. We would also like to thank the entire Board for its leadership, advice, insight and patience throughout this process. We are truly grateful for the dedication of each member of the Board. Most of all, we would again like to express the Board's gratitude to YOU, FREIT's Shareholders, for your loyalty, support and confidence.

Sincerely,

Ronald J. Artinian
Chairman of the Board

Robert S. Hekemian, Jr.
President & Chief Executive Officer

1

FREIT

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among First Real Estate Investment Trust, the Russell 2000 Index
and the FTSE Nareit Equity REITs Index

$140
$120
$100
$80
$60
$40
$20
$0
10/14
10/15
10/16
10/17
10/18
10/19
First Real Estate Investment Trust
Russell 2000
FTSE Nareit Equity REITs

*$100 invested on 10/31/14 in stock or index, including reinvestment of dividends.
Fiscal year ending October 31.

Dividends Per Share
$1.20
$1.20 (a)
$0.15
$0.15
$0.60
(a) includes
$0.38 capital
gain dividend
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
2015
2016
2017
2018
2019

Residential Net Operating Income
$11,340
$11,816
$12,444
$18,906
$18,807
$19,000
$17,000
$15,000
$13,000
$11,000
$9,000
$7,000
$5,000
2015
2016
2017
2018
2019

Commercial Net Operating Income
$12,601
$12,033
$12,323
$13,603
$14,998
$15,000
$13,000
$11,000
$9,000
$7,000
$5,000
2015
2016
2017
2018
2019

2

FREIT

HOLDINGS

	Commercial	Residential	Mixed-Use	Undeveloped
MARYLAND	**Damascus** [a] *Damascus Center*		**Baltimore** [e] *The Rotunda & ICON Residences*	
	Frederick *Westridge Square*			
NEW JERSEY	**Wayne** [b] *Preakness Shopping Center*	**Wayne** *Berdan Court Apartments*		**Wayne** *2.1 Acre commercial zone*
	Rockaway *Bank Branch*	**Rockaway Township** *The Boulders at Rockaway*		**Rockaway** *1.0 Acre residential zone*
	Franklin Lakes *Franklin Crossing Shopping Center*	**River Edge** *Steuben Arms*		**Franklin Lakes** *4.27 Acre residential zone*
	Westwood *Westwood Plaza*	**Westwood** [c] *Westwood Hills*		
	Glen Rock *Retail strip*	**Red Bank** *Station Place Apartments*		
		Hackensack [d] *The Pierre*		
NEW YORK		**Middletown** *The Regency Club*		

a) FREIT holds a 70% interest in owner, Damascus Centre, LLC.
b) FREIT holds a 40% interest in owner, Wayne PSC, LLC.
c) FREIT holds a 40% interest in owner, Westwood Hills, LLC.
d) FREIT holds a 65% interest in owner, S And A Commercial Associates, LP.
e) FREIT holds a 60% interest in owner, Grande Rotunda, LLC.

4

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended October 31, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-25043

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY
(Exact name of registrant as specified in its charter)

New Jersey	22-1697095
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

505 Main Street, Hackensack, New Jersey	07601
(Address of principal executive offices)	(Zip Code)

                                   201-488-6400

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Trading Symbol(s)	Name of each exchange on which registered
--	--	--

Securities registered pursuant to Section 12(g) of the Act:

               Shares of Beneficial Interest

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐      Accelerated Filer ☒      Non-Accelerated Filer ☐ Smaller Reporting Company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

The aggregate market value of the registrant’s shares of beneficial interest held by non-affiliates was approximately $95 million. Computation is based on the closing sales price of such shares as quoted on the over-the-counter-market on April 30, 2019, the last business day of the registrant’s most recently completed second quarter.

As of January 21, 2020, the number of shares of beneficial interest outstanding was 6,787,540.

DOCUMENTS INCORPORATED BY REFERENCE: Portions of the Proxy Statement for the Registrant’s 2020 Annual Meeting of Shareholders to be held on April 2, 2020 are incorporated by reference in Part III of this Annual Report.

FORM 10-K

FORWARD-LOOKING STATEMENTS

Certain information included in this Annual Report contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The registrant cautions readers that forward-looking statements, including, without limitation, those relating to the registrant’s investment policies and objectives; the financial performance of the registrant; the ability of the registrant to borrow and service its debt; the economic and competitive conditions which affect the registrant’s business; the ability of the registrant to obtain the necessary governmental approvals for the development, expansion or renovation of its properties, the impact of environmental conditions affecting the registrant’s properties, and the registrant’s liquidity and capital resources, are subject to certain risks and uncertainties. Actual results or outcomes may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors, including, without limitation, the registrant’s future financial performance; the availability of capital; general market conditions; national and local economic conditions, particularly long-term interest rates; federal, state and local governmental regulations that affect the registrant; and the competitive environment in which the registrant operates, including, the availability of retail space and residential apartment units in the areas where the registrant’s properties are located. In addition, the registrant’s continued qualification as a real estate investment trust involves the application of highly technical and complex rules of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). The forward-looking statements are made as of the date of this Annual Report and the registrant assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those projected in such forward-looking statements.

PART I

ITEM 1	BUSINESS

(a)	General Business

First Real Estate Investment Trust of New Jersey (“FREIT”) is an equity real estate investment trust (“REIT”) organized in New Jersey in 1961. FREIT acquires, develops, constructs and holds real estate properties for long-term investment and not for resale.

FREIT’s long-range investment policy is to review and evaluate potential real estate investment opportunities for acquisition that it believes will (i) complement its existing investment portfolio, (ii) generate increased income and distributions to its shareholders, and (iii) increase the overall value of FREIT’s portfolio. FREIT’s investments may take the form of wholly-owned fee interests, or if the circumstances warrant diversification of risk, ownership on a joint venture basis with other parties, including employees and affiliates of Hekemian & Co., Inc., FREIT’s managing agent (“Hekemian”) (See “Management Agreement”), provided FREIT is able to maintain management control over the property. While our general investment policy is to hold and maintain properties for the long-term, we may, from time-to-time, sell or trade certain properties in order to (i) obtain capital to be used to purchase, develop or renovate other properties which we believe will provide a higher rate of return and increase the value of our investment portfolio, and (ii) divest properties which we have determined or determine are no longer compatible with our growth strategies and investment objectives for our real estate portfolio.

On January 14, 2020, FREIT reached a definitive agreement to sell 100% of seven apartment properties (“the Apartment Portfolio”) for an aggregate purchase price of $266.5 million to an affiliate of Kushner Companies (the “Purchaser”), subject to certain adjustments, including reductions for the amount of certain mortgage loans assumed by the Purchaser. The Board of Trustees concurrently approved a plan of voluntary liquidation, pursuant to which the Trust is authorized, upon the effectiveness of the plan of voluntary liquidation, to sell, or otherwise dispose of, all of the Trust’s remaining assets for cash, notes or such other assets, upon such terms as the Board may deem advisable. The sale of the Apartment Portfolio and the plan of voluntary liquidation are subject to the approval of the Trust’s shareholders. (See Note 15 to FREIT’s consolidated financial statements for further details.)

FREIT Website: All of FREIT’s Securities and Exchange Commission filings for the past three years are available free of charge on FREIT’s website, which can be accessed at http://www.FREITNJ.com.

Fiscal Year 2019 Developments

(i)	FINANCING
(a)	On August 26, 2019, Berdan Court, LLC (“Berdan Court”), (owned 100% by FREIT), refinanced its $17 million loan (which matured on September 1, 2019) with the lender in the amount of $28,815,000. This loan, secured by an apartment building located in Wayne, New Jersey, has a term of ten years and bears a fixed interest rate equal to 3.54%. Interest-only payments are required each month for the first five years of the term and thereafter, principal payments plus accrued interest will be required each month through maturity. This refinancing resulted in: (i) a reduction in the annual interest rate from a fixed rate of 6.09% to a fixed rate of 3.54% and (ii) net refinancing proceeds of approximately $11.6 million which can be used for capital expenditures and general corporate purposes.

(b)	On April 3, 2019, WestFREIT, Corp. (owned 100% by FREIT) exercised its option to extend its loan held by M&T Bank, with an outstanding balance of approximately $22.5 million, for twelve months. Effective beginning on June 1, 2019, the extension of this loan secured by the Westridge Square Shopping Center, requires monthly principal payments of $47,250 plus interest based on a floating interest rate equal to 240 basis points over the one-month LIBOR and has a maturity date of May 1, 2020.
(ii)	ROTUNDA

The Rotunda property in Baltimore, Maryland (owned by FREIT’s 60% owned consolidated affiliate Grande Rotunda, LLC) is an 11.5 acre site containing, at the time that the property was acquired, a building with approximately 137,000 sq. ft. of office space and approximately 83,000 sq. ft. of retail space on the lower level of the building. In September 2013, FREIT began construction to redevelop and expand this property and, with the exception of retail tenant improvements, the redevelopment was substantially completed in the third quarter of Fiscal 2016. The redevelopment and expansion plans included a modernization of the office building and smaller adjacent buildings, construction of 379 residential apartment rental units, an additional 75,000 square feet of new retail space, and 864 above level parking spaces. The residential section reached a stabilized level of occupancy of approximately 94% by the end of the third quarter of Fiscal 2018. The retail space continues to lease-up and is approximately 86.5% leased and 84.1% occupied as of October 31, 2019. FREIT expects Rotunda’s retail operations to stabilize in 2020.

On February 7, 2018, Grande Rotunda, LLC refinanced its $115.3 million construction loan held by Wells Fargo with a new loan held by Aareal Capital Corporation in the amount of approximately $118.5 million with additional funding available for retail tenant improvements and leasing costs in the amount of $3,380,000. This refinancing paid off the loan previously held by Wells Fargo, funded loan closing costs and paid the amount due to Hekemian Development Resources for a development fee of $900,000 plus accrued interest of approximately $45,000 (See Note 8 to FREIT’s consolidated financial statements for further details on this fee). This loan is secured by the Rotunda property, bears a floating interest rate at 285 basis points over the one-month LIBOR rate and has a maturity date of February 6, 2021 with two one-year renewal options. As part of this transaction, Grande Rotunda, LLC purchased an interest rate cap on LIBOR for the full amount that can be drawn on this loan of $121.9 million, capping the one-month LIBOR rate at 3% for the first two years of this loan. As of October 31, 2019, approximately $118.5 million of this loan facility was drawn down and the interest rate was approximately 4.84%. (See Note 5 to FREIT’s consolidated financial statements for further details.)

(iii)	DISPOSITIONS & ACQUISITIONS
On February 8, 2019, FREIT sold a commercial building, formerly occupied as a Pathmark supermarket in Patchogue, New York for a sales price of $7.5 million. The sale of this property, which had a carrying value of approximately $6.2 million, resulted in a gain of approximately $0.8 million net of sales fees and commissions. Net cash proceeds of approximately $2 million were realized after paying off the related mortgage on this property in the amount of approximately $5.2 million. FREIT distributed and paid approximately $676,000 of this gain by way of a one-time special dividend in connection with and in anticipation of the closing of the sale of the Patchogue property of $0.10 per share. The sale of this property eliminates an operating loss of approximately $0.8 million ($0.12 per share) incurred, annually, since Pathmark vacated the building in December 2015. (See Note 2 to FREIT’s consolidated financial statements for further details.)
(iv)	SPECIAL COMMITTEE FORMATION
On March 28, 2019, FREIT announced that its Board of Trustees (the “Board”) established a Special Committee of the Board (the “Special Committee”) to explore strategic alternatives focusing on maximizing shareholder value. The Special Committee is comprised solely of independent Trustees and is charged with exploring potential strategic transactions involving FREIT, including, without limitation, a potential sale of FREIT, a business combination involving FREIT or other alternatives for maximizing shareholder value, and determining whether a potential strategic transaction is in the best interests of FREIT and its shareholders. The members of the Special Committee are Ronald J. Artinian, Richard J. Aslanian, David F. McBride and Justin F. Meng. The Special Committee has engaged HFF Securities L.P. as the Special Committee’s financial advisor, and the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP as legal counsel to the Special Committee. There can be no assurance that the Special Committee’s exploration of potential strategic transactions will result in any transaction being consummated. FREIT does not intend to discuss or disclose any developments with respect to the Special Committee’s functions or activity, unless and until otherwise determined that further disclosure is appropriate or required by regulation or law. There is no formal timetable for the Special Committee’s completion of its exploration of potential strategic transactions.

(b)	Financial Information about Segments

FREIT has two reportable segments: Commercial Properties and Residential Properties. These reportable segments have different types of tenants and are managed separately because each requires different operating strategies and management expertise. Segment information for the three years ended October 31, 2019 is included in Note 13 “Segment Information” to FREIT’s consolidated financial statements.

(c)	Narrative Description of Business

FREIT was founded and organized for the principal purpose of acquiring, developing, and owning a portfolio of diverse income producing real estate properties. FREIT’s developed properties include residential apartment communities and commercial properties that consist of multi and single tenanted properties. Our properties are located in New Jersey, Maryland and New York. We also currently own approximately 7.37 acres of unimproved land in New Jersey. See Item 2, “Properties - Portfolio of Investments.”

FREIT elected to be taxed as a REIT under the Internal Revenue Code. FREIT operates in such a manner as to qualify for taxation as a REIT in order to take advantage of certain favorable tax aspects of the REIT structure. Generally, a REIT will not be subject to federal income taxes on that portion of its ordinary income or capital gain that is currently distributed to its equity holders.

As an equity REIT, we generally acquire interests in income producing properties to be held as long-term investments. FREIT’s return on such investments is based on the income generated by such properties mainly in the form of rents.

From time to time, FREIT has sold, and may sell again in the future, certain of its properties in order to (i) obtain capital used or to be used to purchase, develop or renovate other properties which we believe will provide a higher rate of return and increase the value of our investment portfolio, and (ii) divest properties which FREIT has determined or determines are no longer compatible with our growth strategies and investment objectives for our real estate portfolio.

We do not hold any patents, registered trademarks, or licenses.

Portfolio of Real Estate Investments

At October 31, 2019, FREIT’s real estate holdings included (i) eight (8) apartment buildings or complexes containing a total of 1,437 apartment units, (ii) eight (8) commercial properties (retail and office) containing a total of approximately 1,280,000 square feet of leasable space, including one (1) one-acre parcel subject to a ground lease, and (iii) three (3) parcels of undeveloped land consisting of approximately 7.37 acres in total. FREIT and its subsidiaries own all such properties in fee simple. See Item 2, “Properties - Portfolio of Investments” of this Annual Report for a description of FREIT’s separate investment properties and certain other pertinent information with respect to such properties that is relevant to FREIT’s business.

Investment in Subsidiaries

The consolidated financial statements (See Note 1 to the Consolidated Financial Statements included in this Form 10-K) include the accounts of the following subsidiaries of FREIT:

Westwood Hills, LLC (“Westwood Hills”): FREIT owns a 40% membership interest in Westwood Hills, which owns and operates a 210-unit residential apartment complex in Westwood, New Jersey.

Wayne PSC, LLC (“Wayne PSC”): FREIT owns a 40% membership interest in Wayne PSC, which owns a 322,000 square foot community shopping center in Wayne, New Jersey.

S And A Commercial Associates Limited Partnership (“S And A”): S And A owns a 100% interest in Pierre Towers, LLC, which owns a 266-unit residential apartment complex in Hackensack, New Jersey. FREIT owns a 65% partnership interest in S And A.

Grande Rotunda, LLC: FREIT owns a 60% membership interest in Grande Rotunda, LLC, which owns a 295,000 square foot mixed use property (office and retail) and a 379-unit residential apartment complex in Baltimore, Maryland that substantially completed a major redevelopment and expansion project at the property in the third quarter of Fiscal 2016.

Damascus Centre, LLC: FREIT owns a 70% membership interest in Damascus Centre, LLC which owns a 144,000 square foot shopping center in Damascus, Maryland.

WestFREIT, Corp: FREIT owns a 100% membership interest in WestFREIT, Corp., which owns Westridge Square, a 253,000 square foot shopping center in Frederick, Maryland.

FREIT Regency, LLC: FREIT owns a 100% membership interest in FREIT Regency, LLC, which owns a 132-unit residential apartment complex located in Middletown, New York.

Station Place on Monmouth, LLC: FREIT owns a 100% membership interest in Station Place on Monmouth, LLC, which owns a 45-unit residential apartment complex located in Red Bank, New Jersey.

Berdan Court, LLC: FREIT owns a 100% membership interest in Berdan Court, LLC, which owns a 176-unit residential apartment complex located in Wayne, New Jersey.

Employees

On October 31, 2019, FREIT and its subsidiaries had thirty-two (32) full-time employees and eleven (11) part-time employees who work solely at the properties owned by FREIT or its subsidiaries. The number of part-time employees varies seasonally.

Robert S. Hekemian, the Chairman of the Board and Chief Executive Officer of Hekemian, was the former Chairman and Chief Executive Officer of FREIT. Mr. Hekemian retired as Chairman and Chief Executive Officer of FREIT effective upon the conclusion of FREIT’s 2018 Annual Meeting of Shareholders held on April 5, 2018 (the “2018 Annual Meeting”). Robert S. Hekemian, Jr., the President of Hekemian, is a Trustee of FREIT, and succeeded Robert S. Hekemian as Chief Executive Officer of FREIT effective upon the conclusion of the 2018 Annual Meeting. Ronald J. Artinian, a Trustee of FREIT and the Chairman of the Audit Committee of the Board, succeeded Robert S. Hekemian as Chairman of the Board effective upon the conclusion of the 2018 Annual Meeting. On February 7, 2019, Donald W. Barney retired and resigned as President, Chief Financial Officer, Treasurer and a Trustee of FREIT. The Board of Trustees appointed Allan Tubin, the Chief Financial Officer of Hekemian, as the Chief Financial Officer and Treasurer of the Trust and Robert S. Hekemian, Jr. as President of the Trust. As a result, Robert S. Hekemian, Jr. holds the offices of both Chief Executive Officer and President of FREIT.

Pursuant to the terms of a Consulting Agreement between Robert S. Hekemian and the Trust, Mr. Hekemian served the Trust in a consulting capacity effective April 5, 2018 through December 2019. The Consulting Agreement obliged Mr. Hekemian to provide advice and consultation with respect to matters pertaining to FREIT and its subsidiaries, affiliates, assets and business for no fewer than 30 hours per month during the term of the agreement. FREIT paid Mr. Hekemian a consulting fee of $5,000 per month during the term of the Consulting Agreement, which was payable in the form of Shares on a quarterly basis (i.e. in quarterly installments of $15,000). In addition, in connection with the termination of Mr. Hekemian’s service to the Trust under the Consulting Agreement in December 2019, Mr. Hekemian’s accrued plan benefits under the Trust’s Deferred Fee Plan became payable to him. See Note 11 for a more complete description of the Deferred Fee Plan.

Robert S. Hekemian, Jr., Chief Executive Officer and President, Ronald J. Artinian, Chairman of the Board, Allan Tubin, Treasurer and Chief Financial Officer, and John A. Aiello, Esq., Secretary and Executive Secretary, are the executive officers of FREIT. FREIT does not retain the services of its executive officers on an exclusive basis, and accordingly FREIT’s executive officers are permitted to engage in other business activities as all of their business activities are not devoted to FREIT. Please see “Item 10 – Directors, Executive Officers and Corporate Governance,” for additional information about FREIT’s executive officers. Hekemian  & Co., Inc. has been retained by FREIT to manage FREIT’s properties and is responsible for recruiting, on behalf of FREIT, the personnel required to perform all services related to the operation of FREIT’s properties. See “Management Agreement” below.

Management Agreement

On April 10, 2002, FREIT and Hekemian executed a Management Agreement whereby Hekemian would continue as Managing Agent for FREIT. The term of the Management Agreement was renewed on November 1, 2019 for a two-year term, which will expire on October 31, 2021. The Management Agreement automatically renews for successive periods of two years unless either party gives not less than six (6) months prior notice to the other of non-renewal. Hekemian currently manages all the properties owned by FREIT and its affiliates, except for the office building at the Rotunda located in Baltimore, Maryland, which is managed by an independent third party management company. However, FREIT may retain other managing agents to manage properties acquired after April 10, 2002 and to perform various other duties such as sales, acquisitions, and development with respect to any or all properties. Hekemian does not serve as the exclusive property acquisition advisor to FREIT and is not required to offer potential acquisition properties exclusively to FREIT before acquiring those properties for its own account. The Management Agreement includes a detailed schedule of fees for those services, which Hekemian may be called upon to perform. The Management Agreement provides for a termination fee in the event of a termination or non-renewal of the Management Agreement under certain circumstances.

Pursuant to the terms of the Management Agreement, FREIT pays Hekemian fees and commissions as compensation for its services. From time to time, FREIT engages Hekemian to provide additional services, such as consulting services related to development, property sales and financing activities of FREIT. Separate fee arrangements are negotiated between Hekemian and FREIT with respect to such additional services. In Fiscal 2007, FREIT’s Board of Trustees approved and FREIT executed a development fee agreement for the Rotunda redevelopment project for the development services to be provided by Hekemian Development Resources, LLC (“Resources”), a wholly-owned subsidiary of Hekemian. The development fee agreement, as amended, for the Rotunda provided for Resources to receive a fee equal to 6.375% of the development costs as defined in the development agreement, less the amount of $3 million previously paid to Hekemian for the Rotunda project. In addition, the Board approved the payment of a fee to Resources in the amount of $1.4 million in connection with the revision to the scope of the Rotunda redevelopment project. Grande Rotunda, LLC paid $500,000 of this fee to Resources in Fiscal 2013 and the balance of $900,000 became due upon the issuance of a certificate of occupancy for the multi-family portion of this project. A final certificate of occupancy was issued in Fiscal 2016; however, Resources agreed to defer the payment of the $900,000 balance of this fee. Grande Rotunda, LLC paid the $900,000 portion of this fee to Resources in February 2018 in connection with the refinancing of the Wells Fargo construction loan for the Rotunda property with a new loan from Aareal Capital Corporation. Additionally, Grande Rotunda, LLC paid Resources the amount of approximately $45,000 representing a mutually agreed upon amount of interest on the $900,000 portion of the fee for the period during which Hekemian Resources had agreed to defer payment thereof. The minority ownership interest of Grande Rotunda, LLC is owned by Rotunda 100, LLC, which is principally owned by employees of Hekemian, including Allan Tubin, FREIT’s Chief Financial Officer, and certain members of the immediate family of Robert S. Hekemian, FREIT’s former Chairman, Chief Executive Officer and consultant of FREIT, Robert S. Hekemian, Jr., Chief Executive Officer, President and a Trustee of FREIT, and David

Hekemian, a Trustee of FREIT. The members of the Hekemian family have majority management control of this entity (Rotunda 100, LLC). (See Note 8 to FREIT’s consolidated financial statements.)

Robert S. Hekemian, a former consultant of FREIT, was the Chairman of the Board and Chief Executive Officer of Hekemian. Mr. Hekemian owned approximately 0.2% of all of the issued and outstanding shares of Hekemian. Robert S. Hekemian, Jr., the Chief Executive Officer and a Trustee of FREIT, is the President of Hekemian, and owns approximately 33.3% of all of the issued and outstanding shares of Hekemian. David Hekemian, a Trustee of FREIT, is a Principal of Hekemian, and owns approximately 33.3% of all of the issued and outstanding shares of Hekemian.

Real Estate Financing

FREIT funds acquisition opportunities and the development of its real estate properties largely through debt financing, including mortgage loans against certain of its properties. At October 31, 2019, FREIT’s aggregate outstanding mortgage debt was $352.8 million, which bears a weighted average interest rate of 4.51% and an average life of 4.4 years. FREIT has mortgage loans against certain properties, which serve as collateral for such loans. See the tables in Item 2, “Properties - Portfolio of Investments” for the outstanding mortgage balances at October 31, 2019 with respect to each of these properties.

FREIT is highly leveraged and will continue to be for the foreseeable future. This level of indebtedness results in increased debt service requirements that could adversely affect the financial condition and results of operations of FREIT. A number of FREIT’s mortgage loans are amortized over a period that is longer than the terms of such loans; thereby requiring balloon payments at the expiration of the terms of such loans. FREIT has not established a cash reserve sinking fund with respect to such obligations and at this time does not expect to have sufficient funds from operations to make such balloon payments when due under the terms of such loans. See “Liquidity and Capital Resources” under Item 7.

FREIT is subject to the normal risks associated with debt financing, including the risk that FREIT’s cash flow will be insufficient to meet required payments of principal and interest; the risk that indebtedness on its properties will not be able to be renewed, repaid or refinanced when due; or that the terms of any renewal or refinancing will not be as favorable as the terms of the indebtedness being replaced. If FREIT were unable to refinance its indebtedness on acceptable terms, or at all, FREIT might be forced to dispose of one or more of its properties on disadvantageous terms which might result in losses to FREIT. These losses could have a material adverse effect on FREIT and its ability to make distributions to shareholders and to pay amounts due on its debt. If a property is mortgaged to secure payment of indebtedness and FREIT is unable to meet mortgage payments, the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of revenues and asset value to FREIT. Further, payment obligations on FREIT’s mortgage loans will not be reduced if there is a decline in the economic performance of any of FREIT’s properties. If any such decline in economic performance occurs, FREIT’s revenues, earnings, and funds available for distribution to shareholders would be adversely affected.

Neither FREIT’s Amended and Restated Declaration of Trust, as amended, nor any policy statement formally adopted by the Board limits either the total amount of indebtedness or the specified percentage of indebtedness (based on the total capitalization of FREIT), which may be incurred by FREIT. Accordingly, FREIT may incur additional secured or unsecured indebtedness in the future in furtherance of its business activities, including, if or when necessary, to refinance its existing debt. Future debt incurred by FREIT could bear interest at rates which are higher than the rates on FREIT’s existing debt. Future debt incurred by FREIT could also bear interest at a variable rate. Increases in interest rates would increase FREIT’s variable interest costs (to the extent that the related indebtedness was not protected by interest rate protection arrangements), which could have a material adverse effect on FREIT and its ability to make distributions to shareholders and to pay amounts due on its debt or cause FREIT to be in default under its debt. Further, in the future, FREIT may not be able to, or may determine that it is not able to, obtain financing for property acquisitions or for capital expenditures to develop or improve its properties on terms which are acceptable to FREIT. In such event, FREIT might elect to defer certain projects unless alternative sources of capital were available, such as through an equity or debt offering by FREIT.

Competitive Conditions

FREIT is subject to normal competition with other investors to acquire real property and to profitably manage such property. Numerous other REITs, banks, insurance companies and pension funds, as well as corporate and individual developers and owners of real estate, compete with FREIT in seeking properties for acquisition and for tenants. Many of these competitors have significantly greater financial resources than FREIT.

In addition, retailers at FREIT's commercial properties face increasing competition from internet based marketing and shopping, discount shopping centers, outlet malls, sales through catalogue offerings, discount shopping clubs and telemarketing. In many markets, the trade areas of FREIT's commercial properties overlap with the trade areas of other shopping centers. Renovations and expansions at those competing shopping centers and malls could negatively affect FREIT's commercial properties by encouraging shoppers to make their purchases at such new, expanded or renovated shopping centers and malls. Increased competition through these various sources could adversely affect the viability of FREIT's tenants, and any new commercial real estate competition developed in the future could potentially have an adverse effect on the revenues of and earnings from FREIT's commercial properties.

(A)	General Factors Affecting Investment in Commercial and Apartment Properties; Effect of Economic and Real Estate Conditions

The revenues and value of FREIT’s commercial and residential apartment properties may be adversely affected by a number of factors, including, without limitation, the national economic climate; the regional economic climate (which may be adversely affected by plant closings, industry slow-downs and other local business factors); local real estate conditions (such as an oversupply of retail space or apartment units); perceptions by retailers or shoppers of the security, safety, convenience and attractiveness of a shopping center; perception by residential tenants of the safety, convenience and attractiveness of an apartment building or complex; the proximity and the number of competing shopping centers and apartment complexes; the availability of recreational and other amenities and the willingness and ability of the owner to provide capable management and adequate maintenance. In addition, other factors may adversely affect the fair market value of a commercial property or apartment building or complex without necessarily affecting the revenues, including changes in government regulations (such as limitations on development or on hours of operation) changes in tax laws or rates, and potential environmental or other legal liabilities.

(B)	Commercial Shopping Center Properties' Dependence on Anchor Stores and Satellite Tenants

FREIT believes that its revenues and earnings, its ability to meet its debt obligations, and its funds available for distribution to shareholders would be adversely affected if space in FREIT's multi-store shopping center properties could not be leased or if anchor store tenants or satellite tenants failed to meet their lease obligations.

The success of FREIT's investment in its shopping center properties is largely dependent upon the success of its tenants. Unfavorable economic, demographic, or competitive conditions may adversely affect the financial condition of tenants and consequently the lease revenues from and the value of FREIT's investments in its shopping center properties. If the sales of stores operating in FREIT's shopping center properties were to decline due to deteriorating economic conditions, the tenants may be unable to pay their base rents or meet other lease charges and fees due to FREIT. In addition, any lease provisions providing for additional rent based on a percentage of sales would not be operative in this economic environment. In the event of default by a tenant, FREIT could suffer a loss of rent and experience extraordinary delays while incurring additional costs in enforcing its rights under the lease, which FREIT may not be able to recapture.

As of October 31, 2019, the following table lists the ten (10) largest commercial tenants, which account for approximately 51.1% of FREIT’s leased commercial rental space and 38.4% of fixed commercial rents.

Tenant	Center	Sq. Ft.	% of Revenue
Burlington Stores, Inc.	Westridge Square	85,992	3.5%
Kmart Corporation	Westwood Plaza	84,254	1.7%
Stop & Shop Supermarket Co.	Preakness	61,020	3.3%
Safeway Stores, Inc.	Damascus Center	58,358	5.1%
H-Mart Frederick, LLC	Westridge Square	55,300	3.3%
The Association of Universities for Reseach in Astronomy	Rotunda	51,520	7.8%
Stop & Shop Supermarket Co.	Franklin Crossing	48,673	4.6%
Cobb Theaters IV LLC	Rotunda	35,000	4.3%
TJ MAXX	Westwood Plaza	28,480	3.1%
T-Bowl, Inc.	Preakness	27,195	1.7%

(C)	Renewal of Leases and Reletting of Space

There is no assurance that we will be able to retain tenants at our commercial properties upon expiration of their leases. Upon expiration or termination of leases for space located in FREIT's commercial properties, the premises may not be relet or the terms of reletting (including the cost of concessions to tenants) may not be as favorable as lease terms for the terminated lease. If FREIT were unable to promptly relet all or a substantial portion of this space or if the rental rates upon such reletting were significantly lower than current or expected rates, FREIT's revenues and earnings, FREIT’s ability to service its debt, and FREIT’s ability to make distributions to its shareholders, could be adversely affected.

FREIT owns and operates an 87,661 square foot shopping center located in Franklin Lakes, New Jersey, the anchor tenant of which is The Stop & Shop Supermarket Company, LLC (“Stop & Shop”). On July 26, 2017, Stop & Shop entered into a lease modification with FREIT whereby the tenant exercised its option to renew the lease for a ten-year period with a right of the tenant to terminate the lease at any time during the fifth year if the store does not meet certain sales volume levels set forth in the modification. This lease modification provided for a $250,000 reduction in annual rent over the renewed term. (See Note 14 to FREIT’s consolidated financial statements.)

On January 4, 2017, Macy’s, Inc. announced its intention to close several of its department stores across the United States, including the approximately 81,160 square foot Macy’s anchor store located at the Preakness Shopping Center in Wayne, New Jersey. Wayne PSC, a 40% owned consolidated affiliate of FREIT, owns and operates this shopping center in which Macy’s operated its store under a long-term lease and was paying annual rent of approximately $234,000 ($2.88 per square foot) with no future rent escalations for the remaining term and option periods of the lease. On April 25, 2017, Wayne PSC announced it had agreed to a termination of Macy’s lease effective as of April 15, 2017. To terminate the lease and take possession of the space, Wayne PSC paid Macy’s a termination fee of $620,000, which was fully expensed in the second quarter of Fiscal 2017.

Wayne PSC expects to re-position this space and re-lease it to a new tenant (or multiple tenants) at market rents, which are currently higher than the rent provided for under the terminated Macy’s lease. FREIT will lose total consolidated annual rental income, including reimbursements, of approximately $0.2 million until such time as the space is fully re-leased. FREIT anticipates increased revenue from the space when it is re-leased. (See Note 14 to FREIT’s consolidated financial statements.)

There were no other material lease expirations during Fiscal 2019 and Fiscal 2018. There are no additional material lease expirations expected during Fiscal 2020.

(D)	Illiquidity of Real Estate Investments; Possibility that Value of FREIT's Interests may be less than its Investment

Equity real estate investments are relatively illiquid. Accordingly, the ability of FREIT to vary its portfolio in response to changing economic, market or other conditions is limited. Also, FREIT's interests in its partially owned subsidiaries are subject to transfer constraints imposed by the operating agreements which govern FREIT’s investment in these partially owned subsidiaries. Even without such restrictions on the transfer of its interests, FREIT believes that there would be a limited market for its interests in these partially owned subsidiaries.

If FREIT had to liquidate all or substantially all of its real estate holdings, the value of such assets would likely be diminished if a sale were required to be completed in a limited time frame. The proceeds to FREIT from any such sale of the assets in FREIT’s real estate portfolio would therefore be less than the fair market value of those assets.

Impact of Governmental Laws and Regulations on Registrant's Business

FREIT’s properties are subject to various federal, state and local laws, ordinances and regulations, including those relating to the environment and local rent control and zoning ordinances.

(A)	Environmental Matters

Both federal and state governments are concerned with the impact of real estate construction and development programs upon the environment. Environmental legislation affects the cost of selling real estate, the cost to develop real estate, and the risks associated with purchasing real estate.

Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, in or under such property, as well as certain other potential costs relating to hazardous or toxic substances (including government fines and penalties and damages for injuries to persons and adjacent property). Such laws often impose such liability without regard to whether the owners knew of, or were responsible for, the presence or disposal of such substances. Such liability may be imposed on the owner in connection with the activities of any operator of, or tenant at, the property. The cost of any required remediation, removal, fines or personal injury or property damages and the property owner's liability for same could exceed the value of the property and/or the aggregate assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. If FREIT incurred any such liability, it could reduce FREIT's revenues and ability to make distributions to its shareholders.

A property can also be negatively impacted by either physical contamination or by virtue of an adverse effect upon value attributable to the migration of hazardous or toxic substances, or other contaminants that have or may have emanated from other properties.

At this time, FREIT is aware of the following environmental matters affecting its properties:

(i)	Westwood Plaza Shopping Center, Westwood, NJ

This property is in a Flood Hazard Zone. FREIT maintains flood insurance in the amount of $500,000 for the subject property, which is the maximum available under the Flood Program for the property. Any reconstruction of that portion of the property situated in the flood hazard zone is subject to regulations promulgated by the New Jersey Department of Environmental Protection ("NJDEP"), which could require extraordinary construction methods. FREIT acquired the Westwood Plaza property in 1988, and the property has not experienced any flooding that gave rise to any claims under FREIT’s flood insurance in this time period.

(ii)	Other

a) The State of New Jersey has adopted an underground fuel storage tank law and various regulations with respect to underground storage tanks.

FREIT no longer has underground storage tanks on any of its properties.

Within the last twelve months, FREIT has conducted environmental audits for all of its properties. The environmental reports secured by FREIT have not revealed any environmental conditions on its properties which require any further remediation pursuant to any applicable federal or state law or regulation.

b) FREIT has determined that several of its properties contain lead based paint (“LBP”). FREIT has obtained lead-free interior certifications with respect to all properties that were found to contain LBP, certifying that such properties contain no LBP on the interior surfaces. FREIT believes that it complies with all federal, state and local requirements as they pertain to LBP.

FREIT does not believe that the environmental conditions described in subparagraphs (i) - (ii) above will have a material adverse effect upon the capital expenditures, revenues, earnings, financial condition or competitive position of FREIT.

(B)	Rent Control Ordinances

Each of the apartment buildings or complexes owned by FREIT or an affiliate of FREIT, is subject to some form of rent control ordinance which limits the amount by which FREIT or an affiliate of FREIT, can increase the rent for renewed leases, and in some cases, limits the amount of rent which FREIT or an affiliate of FREIT can charge for vacated units, except for The Regency, Westwood Hills, The Boulders at Rockaway, Station Place and Icon which are not subject to any rent control law or regulation.

(C)	Zoning Ordinances

Local zoning ordinances may prevent FREIT from renovating, expanding or converting its existing properties for their highest and best use as determined by the Board.

(D)	Financial Information about Foreign and Domestic Operations and Export Sale

FREIT does not engage in operations in foreign countries and it does not derive any portion of its revenues from customers in foreign countries.

ITEM 1A	RISK FACTORS

Almost all of FREIT’s income and cash flow are derived from the net rental income (revenues after expenses) from our properties. FREIT’s business and financial results are affected by the following fundamental factors:

•	the national and regional economic climate;
•	occupancy rates at the properties;
•	tenant turnover rates;
•	rental rates;
•	operating expenses;
•	tenant improvement and leasing costs;
•	cost of and availability of capital;
•	failure of banking institutions;
•	failure of insurance carriers;
•	new acquisitions and development projects; and
•	changes in governmental regulations, real estate tax rates and similar matters.

A negative or adverse quality change in the above factors could potentially cause a detrimental effect on FREIT’s revenue, earnings and cash flow. If rental revenues decline, we would expect to have less cash available to pay our indebtedness and distribute to our shareholders.

Adverse Changes in General Economic Climate: FREIT derives the majority of its revenues from renting apartments to individuals or families, and from retailers renting space at its shopping centers. The U.S. economy has continued to show signs of growth and improvement over the past year. The following U.S. developments and factors are positive: (a) the improvement in the housing market is expected to continue and drag along ancillary services; (b) falling energy prices helping keep inflation low; (c) increasing consumer confidence should continue to push spending modestly higher; (d) private sector employment is expected to continue to grow steadily; and (e) credit availability has improved. These factors should aid economic growth in the United States. However, there are factors that can be a drag on long-term economic growth, including, without limitation: (i) continued political gridlock in the federal government; (ii) regulatory uncertainties; (iii) continued infrastructure deterioration; (iv) a dramatic international crisis; (v) increasing concerns regarding terrorism; (vi) rising healthcare costs; and (vii) impact of trade policies.

FREIT receives a substantial portion of its operating income as rent under long-term leases with commercial tenants. At any time, any of our commercial tenants could experience a downturn in its business that might weaken its financial condition. These tenants might defer or fail to make rental payments when due, delay lease commencement, voluntarily vacate the premises or declare bankruptcy, which could result in the termination of the tenant’s lease, and could result in material losses to us and harm to our results of operations. Also, it might take time to terminate leases of underperforming or nonperforming tenants and FREIT might incur costs to remove such tenants. Also, if tenants are unable to comply with the terms of their leases, FREIT might modify lease terms in ways that are less favorable to FREIT.

Tenants unable to pay rent: Financially distressed tenants may be unable to pay rents and expense recovery charges, where applicable, and may default on their leases. Enforcing FREIT’s rights as landlord could result in substantial costs and may not result in a full recovery of unpaid rent. If a tenant files for bankruptcy, the tenant’s lease may be terminated. In each such instance FREIT’s income and cash flow would be negatively impacted.

Costs of re-renting space: If tenants fail to renew leases, fail to exercise renewal options, or terminate their leases early, the lost rents due to vacancy and the costs of re-renting the space could prove costly to FREIT. In addition to cleaning and renovating the vacated space, we may be required to grant concessions to a new tenant, and may incur leasing brokerage commissions. The lease terms to a new tenant may be less favorable than the prior tenant’s lease terms, and will negatively impact FREIT’s income and cash flow and adversely affect FREIT’s ability to pay mortgage debt and interest or make distributions to its shareholders.

On April 25, 2017, Wayne PSC announced it had agreed to a termination of Macy’s lease effective as of April 15, 2017. To terminate the lease and take possession of the space, Wayne PSC paid Macy’s a termination fee of $620,000, which was fully expensed in the second quarter of Fiscal 2017. Wayne PSC expects to re-position this space and re-lease it to a new tenant (or multiple tenants) at market rents, which are currently higher than the rent provided for under the terminated Macy’s lease. FREIT will lose total consolidated annual rental income, including reimbursements, of approximately $0.2 million until such time as the space is fully re-leased. FREIT anticipates increased revenue from the space when it is re-leased. See “Renewal of Leases and Reletting of Space” under Item 1 and “Results of Operations – Segment Information – Commercial Segment” under Item 7 for further information.

Inflation may adversely affect our financial condition and results of operations: Increased inflation could have a pronounced negative impact on FREIT’s operating and administrative expenses, as these costs may increase at a higher rate than FREIT’s rents. While increases in most operating expenses at FREIT’s commercial properties can be passed on to retail tenants, increases in expenses at its residential properties cannot be passed on to residential tenants. Unreimbursed increased operating expenses may reduce cash flow available for payment of mortgage debt and interest and for distributions to shareholders.

Development and construction risks: As part of its investment strategy, FREIT seeks to acquire property for development and construction, as well as to develop and build on land already in its portfolio. Development and construction activities are challenged with the following risks, which may adversely affect FREIT’s cash flow:

•	financing may not be available in the amounts FREIT seeks, or may not be on favorable terms;
•	long-term financing may not be available upon completion of the construction;
•	failure to complete construction on schedule or within budget may increase debt service costs and construction costs; and
•	abandoned project costs could result in an impairment loss.

Debt financing could adversely affect income and cash flow: FREIT relies on debt financing to fund its growth through acquisitions and development activities. To the extent third party debt financing is not available or not available on acceptable terms, acquisitions and development activities will be curtailed.

As of October 31, 2019, FREIT had approximately $212.1 million of non-recourse mortgage debt subject to fixed interest rates, and approximately $140.7 million of variable interest rate debt of which $118.5 million related to the outstanding loan balance on the Grande Rotunda, LLC loan with Aareal Capital. These mortgages are being repaid over periods (amortization schedules) that are longer than the terms of the mortgages. Accordingly, when the mortgages become due (at various times), significant balloon payments (the unpaid principal amounts) will be required. FREIT expects to refinance the individual mortgages with new mortgages when their terms expire. To this extent, FREIT has exposure to capital availability and interest rate risk. If interest rates, at the time any individual mortgage note is due, are higher than the current fixed interest rate, higher debt service may be required and/or refinancing proceeds may be less than the amount of the mortgage debt being retired. To the extent, FREIT is unable to refinance its indebtedness on acceptable terms, FREIT might need to dispose of one or more of its properties upon disadvantageous terms.

FREIT’s revolving $13 million credit line (of which $13 million was available as of October 31, 2019), and several of its loan agreements are required to meet or maintain certain financial covenants that could restrict FREIT’s acquisition activities and result in a default on these loans if FREIT fails to satisfy these covenants. (See Note 5 to FREIT’s consolidated financial statements.)

Failure of banking and financing institutions: Banking and financing institutions such as insurance companies provide FREIT with credit lines and construction financing. The credit lines available to FREIT may be used for a variety of business purposes, including general corporate purposes, acquisitions, construction, and letters of credit. Construction financing enables FREIT to develop new properties, or renovate or expand existing properties. A failure of the banking institution making credit lines available may render the line unavailable and adversely affect FREIT’s liquidity, and negatively impact FREIT’s operations in a number of ways. A failure of a financial institution unable to fund its construction financing obligations to FREIT may cause the construction to halt or be delayed. Substitute financing may be significantly more expensive, and construction delays may subject FREIT to delivery penalties.

Failure of insurance carriers: FREIT’s properties are insured against unforeseen liability claims, property damages, and other hazards. The insurance companies FREIT uses have good ratings at the time the policies are put into effect. Substantially all of FREIT’s insurance coverage is provided by one carrier. Financial failure of FREIT’s carriers may result in their inability to pay current and future claims. This inability to pay claims may have an adverse impact on FREIT’s financial condition. In addition, a failure of a FREIT insurance carrier may cause FREIT’s insurance renewal or replacement policy costs to increase.

Real estate is a competitive business: FREIT is subject to normal competition with other investors to acquire real property and to profitably manage such property. Numerous other REITs, banks, insurance companies and pension funds, as well as corporate and individual developers and owners of real estate, compete with FREIT in seeking properties for acquisition and for tenants. Many of these competitors have significantly greater financial resources than FREIT. In addition, retailers at FREIT's commercial properties face increasing competition from discount shopping centers, outlet malls, sales through catalogue offerings, discount shopping clubs, marketing and shopping through cable and computer sources, particularly over the internet, and telemarketing. In many markets, the trade areas of FREIT's commercial properties overlap with the trade areas of other shopping centers. Renovations and expansions at those competing shopping centers and malls could negatively affect FREIT's commercial properties by encouraging shoppers to make their purchases at such new, expanded or renovated shopping centers and malls. Increased competition through these various sources could adversely affect the viability of FREIT's tenants, and any new commercial real estate competition developed in the future could potentially have an adverse effect on the revenues of and earnings from FREIT's commercial properties.

FREIT also faces competition with respect to its residential properties based on a variety of factors, including perception by residential tenants of the safety, convenience and attractiveness of an apartment building or complex; the proximity and the number of competing apartment complexes; the proximity of commercial shopping centers; the availability of recreational and other amenities and the willingness and ability of the owner to provide capable management and adequate maintenance. Certain of these factors, such as the availability of amenities in the area surrounding a residential property, are not within FREIT’s control.

Illiquidity of real estate investment: Real estate investments are relatively difficult to buy and sell quickly. Accordingly, the ability of FREIT to diversify its portfolio in response to changing economic, market or other conditions is limited. Also, FREIT’s interests in its partially-owned subsidiaries are subject to transfer constraints imposed under the operating agreements that govern FREIT’s investment in these partially owned subsidiaries.

Environmental problems may be costly: Both federal and state governments are concerned with the impact of real estate construction and development programs upon the environment. Environmental legislation affects the cost of selling real estate, the cost to develop real estate, and the risks associated with purchasing real estate.

Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, in or under such property, as well as certain other potential costs relating to hazardous or toxic substances (including government fines and penalties and damages for injuries to persons and adjacent property). Such laws often impose such liability without regard to whether the owners knew of, or were responsible for, the presence or disposal of such substances. Such liability may be imposed on the owner in connection with the activities of any operator of, or tenant at the property. The cost of any required remediation, removal, fines or personal injury or property damages and the property owner's liability for same could exceed the value of the property and/or the aggregate assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. If FREIT incurred any such liability, it could reduce FREIT's revenues and ability to make distributions to its shareholders. Within the last twelve months, FREIT has conducted environmental audits for all of its properties. The environmental reports secured by FREIT have not revealed any environmental conditions on its properties which require any further remediation pursuant to any applicable federal or state law or regulations.

A property can also be negatively impacted by either physical contamination or by virtue of an adverse effect upon value attributable to the migration of hazardous or toxic substances, or other contaminants that have or may have emanated from other properties.

Qualification as a REIT: Since its inception in 1961, FREIT has elected to qualify as a REIT for federal income tax purposes, and will continue to operate so as to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of highly technical and complex provisions of the Internal Revenue Code. Governmental legislation, new regulations, and administrative interpretations may significantly change the tax laws with respect to the requirements for qualification as a REIT, or the federal income tax consequences of qualifying as a REIT. Although FREIT intends to continue to operate in a manner to allow it to qualify as a REIT, future economic, market, legal, tax or other considerations may cause it to revoke the REIT election or fail to qualify as a REIT. Such a revocation would subject FREIT’s income to federal income tax at regular corporate rates, and failure to qualify as a REIT would also eliminate the requirement that FREIT pay dividends to its shareholders.

Change of investment and operating policies: FREIT’s investment and operating policies, including indebtedness and dividends, are exclusively determined by the Board, and not subject to shareholder approval.

ITEM 1B	UNRESOLVED STAFF COMMENTS

None.

ITEM 2	PROPERTIES

Portfolio of Investments: The following tables set forth certain information relating to each of FREIT's real estate investments in addition to the specific mortgages encumbering the properties.

Residential Apartment Properties as of October 31, 2019:
Property & Location	Year Acquired	No. of Units	Average Annual Occupancy Rate for the Year Ended 10/31/19	Average Monthly Rent per Unit @ 10/31/19	Average Monthly Rent per Unit @ 10/31/18	Mortgage Balance ($000)	Depreciated Cost of Land, Buildings & Equipment ($000)

Berdan Court (1)	1965	176	95.6%	$1,844	$1,869	$28,815 (7)	$1,622
Wayne, NJ

Regency Club	2014	132	97.7%	$1,702	$1,672	$15,588	$18,735
Middletown, NY

Steuben Arms	1975	100	97.4%	$1,611	$1,563	$10,021	$755
River Edge, NJ

Westwood Hills (2)	1994	210	95.6%	$1,936	$1,872	$19,617	$8,934
Westwood Hills, NJ

Pierre Towers (3)	2004	266	93.6%	$2,448	$2,444	$48,000 (8)	$36,661
Hackensack, NJ

Boulders (4)	2006	129	94.6%	$2,130	$2,110	$15,615	$15,276
Rockaway, NJ

Icon (5)	2016	379	95.1%	$2,132	$2,070	$65,186 (9)	$86,462
Baltimore, Maryland

Station Place (6)	2017	45	92.8%	$2,975	$2,985	$12,350 (10)	$19,035
Red Bank, NJ

(1) Berdan Court is 100% owned by Berdan Court, LLC, which is 100% owned by FREIT.
(2) FREIT owns a 40% equity interest in Westwood Hills.
(3) Pierre Towers is 100% owned by S And A Commercial Associates LP, which is 65% owned by FREIT.
(4) Construction completed in August 2006 on land acquired in 1963 / 1964.
(5) FREIT owns a 60% equity interest in Grande Rotunda, LLC. A major redevelopment and expansion project was substantially completed in the third quarter of Fiscal 2016, in which a 379-unit residential complex was constructed upon property acquired in 2005.
(6) Station Place is 100% owned by Station Place on Monmouth, LLC, which is 100% owned by FREIT.
(7) On August 26, 2019, Berdan Court, LLC (“Berdan Court”), refinanced its $17 million loan (which matured on September 1, 2019) with the lender in the amount of $28,815,000. This loan has a term of ten years and bears a fixed interest rate equal to 3.54%. Interest-only payments are required each month for the first five years of the term and thereafter, principal payments plus accrued interest will be required each month through maturity. (See Note 5 to FREIT’s consolidated financial statements.)
(8) On January 8, 2018, Pierre Towers, LLC (“Pierre”), refinanced its $29.1 million loan held by State Farm with a new mortgage loan from New York Life Insurance in the amount of $48 million. The new loan has a term of ten years and bears a fixed interest rate equal to 3.88%. Interest-only payments are required each month for the first five years of the term and thereafter, principal payments plus accrued interest will be required each month through maturity. (See Note 5 to FREIT’s consolidated financial statements.)
(9) On February 7, 2018, Grande Rotunda, LLC, refinanced its $115.3 million construction loan held by Wells Fargo with a new loan held by Aareal Capital Corporation in the amount of approximately $118.5 million with additional funding available for retail tenant improvements and leasing costs in the amount of $3,380,000. This loan bears a floating interest rate at 285 basis points over the one-month LIBOR rate and has a maturity date of February 6, 2021. At October 31, 2019, the total amount outstanding on this loan was approximately $118.5 million. As part of this transaction, Grande Rotunda, LLC purchased an interest rate cap on LIBOR for the full amount that can be drawn on this loan of $121.9 million, capping the one-month LIBOR rate at 3% for the first two years of this loan. Approximately 55% of this outstanding loan balance was allocated to the residential segment based on the appraisal. (See Note 5 to FREIT’s consolidated financial statements.)
(10) On December 7, 2017, Station Place on Monmouth, LLC closed on a mortgage loan in the amount of $12,350,000 held by Provident Bank to purchase the Station Place property in Red Bank, New Jersey. Interest-only payments are required each month for the first two years of the term and thereafter, principal payments plus accrued interest will be required each month through maturity. The loan bears a floating interest rate equal to 180 basis points over the one-month BBA LIBOR with a maturity date of December 15, 2027. In order to minimize interest rate volatility during the term of the loan, Station Place on Monmouth, LLC entered into an interest rate swap agreement that, in effect, converted the floating interest rate to a fixed interest rate of 4.35% over the term of the loan. (See Note 5 to FREIT’s consolidated financial statements.)

Commercial Properties as of October 31, 2019:
Property & Location	Year Acquired	Leasable Space- Approximate Sq.Ft.	Average Annual Occupancy Rate for the Year Ended 10/31/19	Average Annualized Rent per Sq. Ft. @ 10/31/19*	Average Annualized Rent per Sq. Ft. @ 10/31/18 *	Mortgage Balance ($000)	Depreciated Cost of Land, Buildings & Equipment ($000)

Glen Rock, NJ	1962	4,672	100.0%	$24.30	$24.85	None (1)	$85

Franklin Crossing	1966 (2)	87,661	91.6%	$21.87	$22.15	None (1)	$6,714
Franklin Lakes, NJ

Westwood Plaza	1988	174,275	92.7%	$13.28	$13.15	$18,973	$7,121
Westwood, NJ

Westridge Square (3)	1992	252,733	92.0%	$13.01	$13.43	$22,200 (7)	$13,398
Frederick, MD

Preakness Center (4)	2002	322,142	60.9%	$18.51	$17.97	$23,737	$24,787
Wayne, NJ

Damascus Center (5)	2003	143,815	85.6%	$22.57	$21.45	$19,354	$26,136
Damascus, MD

The Rotunda (6)	2005	294,500	83.3%	$28.41	$28.24	$53,334 (8)	$64,668
Baltimore, MD

Rockaway, NJ	1964/1963	1 Acre	100.0%	N/A	N/A	None	$114
		Land lease

* Average annualized rent per sq. ft. includes the impact of straight-line rent escalations and the amortization of rent concessions and abatements. The average rent per square foot at October 31, 2018 has been adjusted for comparability purposes to conform to the presentation at October 31, 2019.

(1) Security for draws against FREIT's Credit Line. As of October 31, 2019, there was no amount outstanding and $13 million was available under the line of credit.
(2) The original 33,000 sq. ft. shopping center was replaced with a new 87,661 sq. ft. center that opened in October 1997.
(3) FREIT owns a 100% interest in WestFREIT Corp, that owns the center.
(4) FREIT owns a 40% equity interest in Wayne PSC, LLC, that owns the center.
(5) FREIT owns a 70% equity interest in Damascus Centre, LLC, that owns the center. A major renovation and expansion project was completed in November 2011.
(6) FREIT owns a 60% equity interest in Grande Rotunda, LLC, that owns the center. A major redevelopment and expansion project was substantially completed in the third quarter of Fiscal 2016, which included modernization of the office building containing 137,000 sq. ft. of office space and approximately 83,000 sq. ft. of retail space on the lower level of the building and an additional 75,000 square feet of new retail space.
(7) On April 3, 2019, WestFREIT, Corp. (owned 100% by FREIT) exercised its option to extend its loan held by M&T Bank, with an outstanding balance of approximately $22.5 million, for twelve months. The extension of this loan requires monthly principal payments of $47,250 plus interest based on a floating interest rate equal to 240 basis points over the one-month LIBOR and has a maturity date of May 1, 2020. (See Note 5 to FREIT’s consolidated financial statements.)
(8) On February 7, 2018, Grande Rotunda, LLC, refinanced its $115.3 million construction loan held by Wells Fargo with a new loan held by Aareal Capital Corporation in the amount of approximately $118.5 million with additional funding available for retail tenant improvements and leasing costs in the amount of $3,380,000. This loan bears a floating interest rate at 285 basis points over the one-month LIBOR rate and has a maturity date of February 6, 2021. At October 31, 2019, the total amount outstanding on this loan was approximately $118.5 million. As part of this transaction, Grande Rotunda, LLC purchased an interest rate cap on LIBOR for the full amount that can be drawn on this loan of $121.9 million, capping the one-month LIBOR rate at 3% for the first two years of this loan. Approximately 45% of this outstanding loan balance was allocated to the commercial segment based on the appraisal. (See Note 5 to FREIT’s consolidated financial statements.)

Supplemental Segment Information:

Commercial lease expirations at October 31, 2019 assuming none of the tenants exercise renewal options:
				Annual Rent of Expiring Leases
Year Ending	Number of	Expiring Leases	Percent of
October 31,	Expiring Leases	Sq. Ft.	Commercial Sq. Ft.	Total	Per Sq. Ft.

Month to month	13	13,243	1.3%	$ 323,686	$ 24.44
2020	13	37,738	3.6%	$ 952,337	$ 25.24
2021	31	120,021	11.5%	$ 3,010,707	$ 25.08
2022	27	252,567	24.1%	$ 2,735,047	$ 10.83
2023	24	67,828	6.5%	$ 1,943,880	$ 28.66
2024	20	89,865	8.6%	$ 1,955,738	$ 21.76
2025	10	37,928	3.6%	$ 928,136	$ 24.47
2026	10	81,729	7.8%	$ 1,354,132	$ 16.57
2027	9	67,432	6.4%	$ 1,532,473	$ 22.73
2028	15	47,476	4.5%	$ 1,278,950	$ 26.94
2029	11	95,101	9.1%	$ 1,689,925	$ 17.77
2030	1	55,300	5.3%	$ 663,600	$ 12.00
2031	1	17,550	1.7%	$ 403,650	$ 23.00
2032	2	24,846	2.4%	$ 459,876	$ 18.51
2033	1	4,365	0.4%	$ 130,950	$ 30.00
2037	1	35,000	3.3%	$ 875,000	$ 25.00

Land Under Development and Vacant Land as of October 31, 2019:

Vacant Land			Permitted Use Per	Acreage Per
Location (1)	Acquired	Current Use	Local Zoning Laws	Parcel
Franklin Lakes, NJ	1966	None	Residential	4.27
Wayne, NJ	2002	None	Commercial	2.1
Rockaway, NJ	1964	None	Residential	1.0

(1)	All of the above land is unencumbered, except as noted elsewhere.

FREIT believes that it has a diversified portfolio of residential and commercial properties. FREIT does not derive 10% or greater of its revenue from any single lease agreement.

In Fiscal 2019, 2018 and 2017, FREIT had one (1) property that contributed over 15% of FREIT’s total consolidated revenue: within both the residential and commercial segment, the Rotunda property in Baltimore, Maryland, accounted for 29.3% for Fiscal 2019, 26.8% for Fiscal 2018 and 19.1% for Fiscal 2017 of total consolidated revenue.

Although FREIT’s general investment policy is to hold properties as long-term investments, FREIT could selectively sell certain properties if it determines that any such sale is in FREIT’s and its shareholders’ best interests. See “Business- Disposition” under Item 1 above. With respect to FREIT’s future acquisition and development activities, FREIT will evaluate various real estate opportunities, which FREIT believes would increase FREIT’s revenues and earnings, as well as complement and increase the overall value of FREIT’s existing investment portfolio. See “Business - Special Committee Formation” under Item 1(a)(iv) above and “Special Committee Formation” under Item 7 for additional information.

Except for the TD Bank branch located in Rockaway, New Jersey, all of FREIT’s and its subsidiaries’ commercial properties have multiple tenants.

FREIT and its subsidiaries’ commercial properties have sixteen (16) anchor/major tenants, which account for approximately 58.6% of the space leased. The balance of the space is leased to one hundred sixty-seven (167) satellite and office tenants. The following table lists the anchor/major tenants at each center and the number of satellite tenants:

Commercial Property				No. of
Shopping Center (SC)		Net Leasable		Additional/Satellite
Office Building (O)		Space	Anchor/Major Tenants	Tenants

Westridge Square	(SC)	252,733	Burlington Stores, Inc.	19
Frederick, MD			H-Mart
			Gold's Gym
Franklin Crossing	(SC)	87,661	Stop & Shop	18
Franklin, Lakes, NJ
Westwood Plaza	(SC)	174,275	Kmart Corp	13
Westwood, NJ			TJMaxx
Preakness Center (1)	(SC)	322,142	Stop & Shop	28
Wayne, NJ			CVS
			Annie Sez
			Wayne Movietown
Damascus Center (2)	(SC)	143,815	Safeway Stores	26
Damascus, MD
The Rotunda (3)	(O)	137,307	iHeartMedia+Entertainment, Inc. (f/k/a Clear Channel Broadcasting Inc.)	40
Baltimore, MD			The Association of Universities For Research in Astronomy, Inc.

	(SC)	157,193	Walgreen Corporation	21
			Mom's Organic Market
			Cobb Theatres

Glen Rock, NJ	(SC)	4,672	—	2

(1) FREIT has a 40% interest in this property.
(2) FREIT has a 70% interest in this property.
(3) FREIT has a 60% interest in this property.

With respect to most of FREIT’s commercial properties, lease terms range from five (5) years to twenty-five (25) years with options, which if exercised would extend the terms of such leases. The lease agreements generally provide for reimbursement of real estate taxes, maintenance, insurance and certain other operating expenses of the properties. During the last three (3) completed fiscal years, occupancy at FREIT’s commercial properties averaged 80.5%, which represents the actual “physical” occupancy rate (based upon possession and use of leased space). The lower average occupancy level is attributed to the continued lease-up of the additional approximately 75,000 square feet of leasable space at the Rotunda as a result of the major redevelopment and expansion project at the Rotunda which was completed in the third quarter of Fiscal 2016 and the vacancy at Preakness Shopping Center located in Wayne, New Jersey due to Macy’s vacating its space in April 2017.

Leases for FREIT’s apartment buildings and complexes are usually one to two years in duration. Even though the residential units are leased on a short-term basis, FREIT has averaged, during the last three (3) completed fiscal years, an 91.1% occupancy rate with respect to FREIT’s available apartment units. The lower average occupancy level is attributed to the continued lease-up at the Icon over the past three years as a result of the major redevelopment and expansion project at the Rotunda which was completed in the third quarter of Fiscal 2016. The Icon reached a stabilized level of occupancy of approximately 94% by the end of the third quarter of Fiscal 2018.

FREIT does not believe that any seasonal factors materially affect FREIT’s business operations and the leasing of its commercial and apartment properties.

FREIT believes that its properties are covered by adequate fire and property insurance provided by reputable companies and with commercially reasonable deductibles and limits.

ITEM 3	LEGAL PROCEEDINGS

There are no material pending legal proceedings to which FREIT is a party, or of which any of its properties is the subject. There is, however, ordinary and routine litigation involving FREIT's business including various tenancy and related matters. Except for the environmental conditions involving remediation disclosed in “Item 1(c) Narrative Description of Business - Impact of Governmental Laws and Regulations on Registrant’s Business; Environmental Matters,” there are no legal proceedings concerning environmental issues with respect to any property owned by FREIT.

ITEM 4	MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5	MARKET FOR FREIT'S COMMON EQUITY, RELATED SECURITY HOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Shares of Beneficial Interest

Beneficial interests in FREIT are represented by shares without par value (the “Shares”). The Shares represent FREIT’s only authorized issued and outstanding class of equity. As of January 21, 2020, there were approximately 500 holders of record of the Shares.

The Shares are traded in the over-the-counter market through use of the OTC Bulletin Board Service (the “OTC Bulletin Board”) provided by FINRA, Inc. FREIT does not believe that an active United States public trading market exists for the Shares since historically only small volumes of the Shares are traded on a sporadic basis. The following table sets forth, at the end of the periods indicated, the Bid and Asked quotations for the Shares on the OTC Bulletin Board.

	Bid	Asked
Fiscal Year Ended October 31, 2019
First Quarter	$15.80	$16.50
Second Quarter	$16.75	$17.50
Third Quarter	$17.25	$18.40
Fourth Quarter	$17.25	$18.20

	Bid	Asked
Fiscal Year Ended October 31, 2018
First Quarter	$14.80	$16.00
Second Quarter	$15.30	$16.00
Third Quarter	$16.55	$17.15
Fourth Quarter	$15.62	$16.00

The bid quotations set forth above for the Shares reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions. The source of the bid and asked quotations is Bloomberg.

Dividends

The holders of Shares are entitled to receive distributions as may be declared by the Board. Dividends may be declared from time to time by the Board and may be paid in cash, property, or Shares. The Board’s present policy is to distribute annually at least ninety percent (90%) of FREIT’s REIT taxable income as dividends to the holders of Shares in order to qualify as a REIT for federal income tax purposes. Distributions are made on a quarterly basis. For Fiscal 2019, FREIT paid/declared an annual dividend of $0.60 per share. In Fiscal 2018 and Fiscal 2017, FREIT paid/declared an annual dividend of $0.15 per share for each fiscal year. For Fiscal 2016 and Fiscal 2015, FREIT paid/declared an annual dividend of $1.20 per share for each fiscal year.

See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Distributions to Shareholders.”

Securities Authorized for Issuance Under Equity Compensation Plans

See Item 12, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.”

ITEM 6	SELECTED FINANCIAL DATA

The selected consolidated financial data for FREIT for each of the five (5) fiscal years in the period ended October 31, 2019 are derived from financial statements herein or previously filed financial statements. This data should be read in conjunction with Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Annual Report and with FREIT’s consolidated financial statements and related notes included in this Annual Report.

BALANCE SHEET DATA:
As At October 31,	2019	2018	2017	2016	2015
	(In Thousands)
Total assets	$390,618	$392,073	$372,957	$367,971	$352,115

Mortgage loans	$352,790	$350,504	$323,435	$329,719	$307,899

Common equity	$15,715	$21,488	$17,838	$2,834	$7,544

Weighted average shares outstanding:
Basic	6,940	6,883	6,833	6,783	6,778
Diluted	6,940	6,883	6,833	6,784	6,778

INCOME STATEMENT DATA:
Years Ended October 31,	2019	2018	2017	2016	2015
	(In Thousands of Dollars, Except Per Share Amounts)
Revenue from real estate operations	$60,277	$57,997	$51,634	$46,254	$44,783

Expenses:
Real estate operations	26,062	24,883	26,233	21,797	21,062
Lease termination fee	—	—	620	—	—
Straight line rent adjustment - bankrupt tenant	—	—	—	—	1,046
General and administrative expenses	4,049	2,305	2,129	2,034	2,029
Depreciation	11,339	11,515	10,669	7,852	6,883
Total expenses	41,450	38,703	39,651	31,683	31,020

Operating income	18,827	19,294	11,983	14,571	13,763

Investment income	360	267	206	150	150
Unrealized (loss) gain on interest rate cap contract	(160)	72	—	—	—
Gain on sale of property	836	—	15,395	314	—
Loan prepayment costs relating to property sale	—	—	(1,139)	—	—
Interest expense including amortization
of deferred financing costs	(18,070)	(18,667)	(15,762)	(11,936)	(11,001)
Net income	1,793	966	10,683	3,099	2,912

Net (income) loss attributable to noncontrolling interests in subsidiaries	(6)	517	2,433	(94)	(281)
Net income attributable to common equity	$1,787	$1,483	$13,116	$3,005	$2,631

Earnings per share - basic and diluted	$0.26	$0.21	$1.92	$0.44	$0.39

Cash dividends declared per common share	$0.60	$0.15	$0.15	$1.20	$1.20

ITEM 7	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement Identifying Important Factors That Could Cause FREIT’s Actual Results to Differ From Those Projected in Forward Looking Statements.

Readers of this discussion are advised that the discussion should be read in conjunction with the consolidated financial statements of FREIT (including related notes thereto) appearing elsewhere in this Form 10-K. Certain statements in this discussion may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect FREIT’s current expectations regarding future results of operations, economic performance, financial condition and achievements of FREIT, and do not relate strictly to historical or current facts. FREIT has tried, wherever possible, to identify these forward-looking statements by using words such as “believe,” “expect,” “anticipate,” “intend, “ “plan,” “ estimate,” or words of similar meaning.

Although FREIT believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, which may cause the actual results to differ materially from those projected. Such factors include, but are not limited to the following: general economic and business conditions, which will, among other things, affect demand for rental space, the availability of prospective tenants, lease rents, the financial condition of tenants and the default rate on leases, operating and administrative expenses and the availability of financing; adverse changes in FREIT’s real estate markets, including, among other things, competition with other real estate owners, competition confronted by tenants at FREIT’s commercial properties, governmental actions and initiatives; environmental/safety requirements; and risks of real estate development and acquisitions. The risks with respect to the development of real estate include: increased construction costs, inability to obtain construction financing, or unfavorable terms of financing that may be available, unforeseen construction delays and the failure to complete construction within budget.

OVERVIEW

FREIT is an equity real estate investment trust ("REIT") that is self-administered and externally managed. FREIT owns a portfolio of residential apartment and commercial properties. FREIT’s revenues consist primarily of rental income and other related revenues from its residential and commercial properties and additional rent in the form of expense reimbursements derived from operating commercial properties. FREIT’s properties are primarily located in northern New Jersey, Maryland and New York. FREIT acquires existing properties for investment and properties that FREIT believes have redevelopment potential through changes and capital improvements to these properties. FREIT’s policy is to acquire and develop real property for long-term investment.

The economic and financial environment: The U.S. economy grew an average annualized rate of 2.1% in the third quarter of 2019. Employment remains healthy with an unemployment rate at 3.6% in October 2019 and real income continues to grow at a solid pace. If the U.S. economy improves, the Federal Reserve may continue to increase lending rates which may affect the refinancing of mortgages coming due in the short-term and borrowings for other purposes.

Residential Properties: FREIT has aggressively increased rental rates on its stabilized properties resulting in FREIT’s rental rates continuing to show year-over-year increases at most of its properties. FREIT expects increases in rental rates to taper; however, the increased rental rates that are in place should positively impact future revenues.

Commercial Properties: There continues to be uncertainty in the retail environment that could have an adverse impact on FREIT’s retail tenants, which could have an adverse impact on FREIT.

Special Committee Formation: On March 28, 2019, FREIT announced that its Board established a Special Committee to explore strategic alternatives focusing on maximizing shareholder value. The Special Committee is comprised solely of independent Trustees and is charged with exploring potential strategic transactions involving FREIT, including, without limitation, a potential sale of FREIT, a business combination involving FREIT or other alternatives for maximizing shareholder value, and determining whether a potential strategic transaction is in the best interests of FREIT and its shareholders. The members of the Special Committee are Ronald J. Artinian, Richard J. Aslanian, David F. McBride and Justin F. Meng. The Special Committee has engaged HFF Securities L.P. as the Special Committee’s financial advisor, and the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP as legal counsel to the Special Committee. There can be no assurance that the Special Committee’s exploration of potential strategic transactions will result in any transaction being consummated. FREIT does not intend to discuss or disclose any developments with respect to the Special Committee’s functions or activity, unless and until otherwise determined that further disclosure is appropriate or required by regulation or law. There is no formal timetable for the Special Committee’s completion of its exploration of potential strategic transactions.

Development Projects and Capital Expenditures: FREIT continues to make only those capital expenditures that are absolutely necessary. The construction at the Rotunda development project began in September 2013 and, with the exception of retail tenant improvements, the redevelopment was substantially completed in the third quarter of Fiscal 2016. By the end of the third quarter of Fiscal 2018, the residential section reached a stabilized level of occupancy of approximately 94%. The retail space continues to lease-up and is approximately 86.5% leased and 84.1% occupied as of October 31, 2019. FREIT expects Rotunda’s retail operations to stabilize in 2020.

Debt Financing Availability: Financing has been available to FREIT and its affiliates. On February 7, 2018, Grande Rotunda, LLC refinanced its $115.3 million construction loan held by Wells Fargo with a new loan held by Aareal Capital Corporation in the amount of approximately $118.5 million with additional funding available for retail tenant improvements and leasing costs in the amount of $3,380,000. This refinancing paid off the loan previously held by Wells Fargo, funded loan closing costs and paid the amount due to Hekemian Development Resources for a development fee of $900,000 plus accrued interest of approximately $45,000 (See Note 8 to FREIT’s consolidated financial statements for further details on this fee). This loan is secured by the Rotunda property, bears a floating interest rate at 285 basis points over the one-month LIBOR rate and has a maturity date of February 6, 2021 with two one-year renewal options. As part of this transaction, Grande Rotunda, LLC purchased an interest rate cap on LIBOR for the full amount that can be drawn on this loan of $121.9 million, capping the one-month LIBOR rate at 3% for the first two years of this loan. As of October 31, 2019, approximately $118.5 million of this loan facility was drawn down and the interest rate was approximately 4.84%.

On August 26, 2019, Berdan Court, LLC (“Berdan Court”), (owned 100% by FREIT), refinanced its $17 million loan (which matured on September 1, 2019) with the lender in the amount of $28,815,000. This loan, secured by an apartment building located in Wayne, New Jersey, has a term of ten years and bears a fixed interest rate equal to 3.54%. Interest-only payments are required each month for the first five years of the term and thereafter, principal payments plus accrued interest will be required each month through maturity. This refinancing resulted in: (i) a reduction in the annual interest rate from a fixed rate of 6.09% to a fixed rate of 3.54% and (ii) net refinancing proceeds of approximately $11.6 million which can be used for capital expenditures and general corporate purposes.

On April 3, 2019, WestFREIT, Corp. (owned 100% by FREIT) exercised its option to extend its loan held by M&T Bank, with an outstanding balance of approximately $22.5 million, for twelve months. Effective beginning on June 1, 2019, the extension of this loan secured by the Westridge Square Shopping Center, requires monthly principal payments of $47,250 plus interest based on a floating interest rate equal to 240 basis points over the one-month LIBOR and has a maturity date of May 1, 2020.

On January 8, 2018, Pierre Towers, LLC (“Pierre”), owned by S And A Commercial Associates Limited Partnership (“S&A”), which is a consolidated subsidiary, refinanced its $29.1 million loan held by State Farm with a new mortgage loan from New York Life Insurance in the amount of $48 million. Pierre paid New York Life Insurance a good faith deposit in the amount of $960,000, which was reimbursed by New York Life when the loan closed in January 2018. The new loan has a term of ten years and bears a fixed interest rate equal to 3.88%. Interest-only payments are required each month for the first five years of the term and thereafter, principal payments plus accrued interest will be required each month through maturity. This refinancing resulted in: (i) a reduction in the annual interest rate from a fixed rate of 5.38% to a fixed rate of 3.88%; and (ii) net refinancing proceeds of approximately $17.2 million (after giving effect to a $1.2 million loan prepayment cost to pay-off the loan held by State Farm) that were distributed to the partners in S&A with FREIT receiving approximately $11.2 million, based on its 65% membership interest in S&A, which can be used for capital expenditures and general corporate purposes.

On December 7, 2017, Station Place on Monmouth, LLC (owned 100% by FREIT) closed on a mortgage loan in the amount of $12,350,000 held by Provident Bank to purchase the Station Place property in Red Bank, New Jersey. Interest-only payments are required each month for the first two years of the term and thereafter, principal payments plus accrued interest will be required each month through maturity. The loan bears a floating interest rate equal to 180 basis points over the one-month BBA LIBOR with a maturity date of December 15, 2027. In order to minimize interest rate volatility during the term of the loan, Station Place on Monmouth, LLC entered into an interest rate swap agreement that, in effect, converted the floating interest rate to a fixed interest rate of 4.35% over the term of the loan.

On January 21, 2019, Station Place on Monmouth, LLC entered into a modification agreement with Provident Bank. The material terms of the modification were: (i) FREIT guarantees $2,350,000 of the outstanding principal balance of the loan; and (ii) the loan’s Debt Service Coverage Ratio (“DSCR”) covenants are reduced to a single test that will be tested semi-annually (commencing with the six-month period ending April 30, 2019) and require a DSCR of 1.2 / 1.0 based on actual debt service. Prior to this modification, the loan’s DSCR covenants were calculated using the greater of the actual debt service or other hypothetical debt service measures, as provided in the loan agreement, that were to be tested quarterly. As previously disclosed in FREIT’s current report on Form 8-K filed with the SEC on January 24, 2019, Station Place had not been in compliance with the loan covenants as of October 31, 2018, and the modification waives all previous non-compliance. If the DSCR should fall below 1.2 / 1.0, Provident Bank, at its discretion, may require a current appraisal of the Station Place property. If the loan balance exceeds 85% loan-to-value (“L-T-V”) based on the appraised value, Station Place may be required to resize the loan to bring the L-T-V into compliance by paying down the outstanding principal balance of the loan, posting a letter of credit, or providing additional collateral to Provident Bank. As of October 31, 2019, Station Place was in compliance with this covenant.

On October 27, 2017, FREIT’s revolving line of credit provided by the Provident Bank was renewed for a three-year term ending on October 27, 2020 at which point no further advances shall be permitted and provided the line of credit is not renewed by the lender, the outstanding principal balance of the line of credit shall convert to a commercial term loan maturing on October 31, 2022. Draws against the credit line can be used for working capital needs and standby letters of credit. Draws against the credit line are secured by mortgages on FREIT’s Franklin Crossing Shopping Center in Franklin Lakes, New Jersey and retail space in Glen Rock, New Jersey. The total line of credit was increased from $12.8 million to $13 million and the interest rate on the amount outstanding will be at a floating rate of 275 basis points over the 30-day LIBOR with a floor of 3.75%. As of October 31, 2019, there was no amount outstanding and $13 million was available under the line of credit.

In accordance with the loan agreement for each of the loans described above, FREIT may be required to meet or maintain certain financial covenants throughout the term of the loan.

Operating Cash Flow: FREIT expects that cash provided by net operating income will be adequate to cover mandatory debt service payments (excluding balloon payments), necessary capital improvements at stabilized properties and other needs as may be required to maintain its status as a REIT.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

Pursuant to the SEC disclosure guidance for "Critical Accounting Policies," the SEC defines Critical Accounting Policies as those that require the application of management's most difficult, subjective, or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, the preparation of which takes into account estimates based on judgments and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from these estimates. The accounting policies and estimates used, which are outlined in Note 1 to our Consolidated Financial Statements which is presented elsewhere in this Form 10-K, have been applied consistently as of October 31, 2019 and October 31, 2018, and for the years ended October 31, 2019, 2018 and 2017. We believe that the following accounting policies or estimates require the application of management's most difficult, subjective, or complex judgments:

Revenue Recognition: Base rents, additional rents based on tenants' sales volume and reimbursement of the tenants' share of certain operating expenses are generally recognized when due from tenants. The straight-line basis is used to recognize base rents under leases if they provide for varying rents over the lease terms. Straight-line rents represent unbilled rents receivable to the extent straight-line rents exceed current rents billed in accordance with lease agreements. Before FREIT can recognize revenue, it is required to assess, among other things, its collectability.

Valuation of Long-Lived Assets: We assess the carrying value of long-lived assets periodically, or whenever events or changes in circumstances indicate that the carrying amounts of certain assets may not be recoverable. When FREIT determines that the carrying value of long-lived assets may be impaired, the measurement of any impairment is based on a projected discounted cash flow method determined by FREIT's management. While we believe that our discounted cash flow methods are reasonable, different assumptions regarding such cash flows may significantly affect the measurement of impairment.

Real Estate Development Costs: It is FREIT’s policy to capitalize pre-development costs, which generally include legal and professional fees and other directly related third-party costs. Real estate taxes and interest costs incurred during the development and construction phases are also capitalized. FREIT ceases capitalization of these costs when the project or portion thereof becomes operational, or when construction has been postponed. In the event of postponement, capitalization of these costs will recommence once construction on the project resumes.

See Note 1 to FREIT’s consolidated financial statements for recently issued accounting standards.

Results of Operations:

Fiscal Years Ended October 31, 2019 and 2018

Summary revenues and net income for the fiscal years ended October 31, 2019 (“Fiscal 2019”) and October 31, 2018 (“Fiscal 2018”) are as follows:

	Years Ended October 31,
	2019	2018	Change
	(in thousands, except per share amounts)
Real estate revenues:
Commercial properties	$27,122	$26,149	$973
Residential properties	33,155	31,848	1,307
Total real estate revenues	60,277	57,997	2,280

Operating expenses:
Real estate operations	26,062	24,883	1,179
General and administrative	4,049	2,305	1,744
Depreciation	11,339	11,515	(176)
Total operating expenses	41,450	38,703	2,747

Operating income	18,827	19,294	(467)

Investment income	360	267	93
Unrealized (loss) gain on interest rate cap contract	(160)	72	(232)
Gain on sale of property	836	—	836
Financing costs	(18,070)	(18,667)	597
Net income	1,793	966	827

Net (income) loss attributable to noncontrolling
interests in subsidiaries	(6)	517	(523)
Net income attributable to common equity	$1,787	$1,483	$304

Earnings per share - basic and diluted:	$0.26	$0.21	$0.05

Weighted average shares outstanding:
Basic and diluted	6,940	6,883

Real estate revenue for Fiscal 2019 increased 3.9% to $60,277,000 compared to $57,997,000 for Fiscal 2018. The increase in revenue was primarily attributable to an increase in the average occupancy rate at the Rotunda property resulting from the lease-up of the residential units and retail space at the property.

Net income attributable to common equity (“net income-common equity”) for Fiscal 2019 was $1,787,000 ($0.26 per share basic and diluted), compared to $1,483,000 ($0.21 per share basic and diluted) for Fiscal 2018.

The schedule below provides a detailed analysis of the major changes that impacted revenue and net income-common equity for Fiscal 2019 and 2018:

NET INCOME COMPONENTS
	Years Ended October 31,
	2019	2018	Change
	(thousands of dollars)
Income from real estate operations:
Commercial properties	$15,427	$14,288	$1,139
Residential properties	18,788	18,826	(38)
Total income from real estate operations	34,215	33,114	1,101

Financing costs:
Fixed rate mortgages	(8,953)	(10,248)	1,295
Floating rate mortgages	(7,384)	(5,368)	(2,016)
Floating rate - Rotunda construction loan	—	(1,321)	1,321
Credit line	—	(28)	28
Other - Corporate interest	(594)	(652)	58
Mortgage cost amortization	(1,139)	(1,050)	(89)
Total financing costs	(18,070)	(18,667)	597

Investment income	360	267	93
Unrealized (loss) gain on interest rate cap contract	(160)	72	(232)

General & administrative expenses:
Accounting fees	(654)	(544)	(110)
Legal & professional fees	(135)	(121)	(14)
Trustees and consultant fees	(1,164)	(989)	(175)
Stock option expense	(124)	(130)	6
Special committee expenses	(1,416)	—	(1,416)
Corporate expenses	(556)	(521)	(35)
Total general & administrative expenses	(4,049)	(2,305)	(1,744)

Depreciation	(11,339)	(11,515)	176
Adjusted net income	957	966	(9)

Gain on sale of property	836	—	836
Net income	1,793	966	827

Net (income) loss attributable to noncontrolling
interests in subsidiaries	(6)	517	(523)
Net income attributable to common equity	$1,787	$1,483	$304

Adjusted net income for Fiscal 2019 was $957,000 ($0.14 per share basic and diluted) compared to $966,000 ($0.14 per share basic and diluted) for Fiscal 2018. Adjusted income is a non-GAAP measure, which management believes is a useful and meaningful gauge to investors of our operating performance, since it excludes the impact of unusual and infrequent items specifically: a gain related to the sale of the property in Patchogue, New York in Fiscal 2019. The slight decrease in adjusted net income for Fiscal 2019 was primarily driven by the following: real estate tax credits and refunds related to the Icon at the Rotunda property in the amount of approximately $1.1 million received in Fiscal 2018 related to Fiscal 2017 (with a consolidated impact to FREIT of approximately $0.7 million); general and administrative expense increase in the amount of approximately $1.7 million, primarily attributable to $1.4 million in Special Committee expenses related to advisory and legal fees incurred in Fiscal 2019; interest expense increase on the loan on the Rotunda property in the amount of approximately $0.6 million resulting primarily from an increase in interest rates as compared to the prior year; offset by an increase in revenue of approximately $2.3 million as explained above and Fiscal 2018 being burdened by a $1.2 million loan prepayment cost (with a consolidated impact to FREIT of $0.8 million) related to the Pierre Towers, LLC loan refinancing. Refer to the segment disclosure below for a more detailed discussion on the financial performance of FREIT’s commercial and residential segments.)

SEGMENT INFORMATION

The following table sets forth comparative net operating income ("NOI") data for FREIT’s real estate segments and reconciles the NOI to consolidated net income-common equity for Fiscal 2019, as compared to Fiscal 2018 (See below for definition of NOI):

	Commercial						Residential				Combined
	Years Ended						Years Ended				Years Ended
	October 31,				Increase (Decrease)		October 31,		Increase (Decrease)		October 31,
	2019		2018		$	%	2019	2018	$	%	2019	2018
	(In Thousands)						(In Thousands)				(In Thousands)
Rental income	$20,324		$19,379		$945	4.9%	$32,592	$31,283	$1,309	4.2%	$52,916	$50,662
Reimbursements	6,295		5,989		306	5.1%	134	104	30	28.8%	6,429	6,093
Other	73		96		(23)	-24.0%	449	541	(92)	-17.0%	522	637
Total revenue	26,692		25,464		1,228	4.8%	33,175	31,928	1,247	3.9%	59,867	57,392

Operating expenses	11,694		11,861		(167)	-1.4%	14,368	13,022	1,346	10.3%	26,062	24,883
Net operating income	$14,998		$13,603		$1,395	10.3%	$18,807	$18,906	$(99)	-0.5%	33,805	32,509
Gain on sale of property	$836		$—		$836	100.0%	$—	$—	$—	0.0%	836	—

Average Occupancy %	81.5	%*	80.6	%*		0.9%	95.2%	94.4%		0.8%

Reconciliation to consolidated net income-common equity:
Deferred rents - straight lining	410	605
Investment income	360	267
Unrealized (loss) gain on interest rate cap contract	(160)	72
General and administrative expenses	(4,049)	(2,305)
Depreciation	(11,339)	(11,515)
Financing costs	(18,070)	(18,667)
Net income	1,793	966
Net (income) loss attributable to noncontrolling interests	(6)	517
Net income attributable to common equity	$1,787	$1,483

 *Average occupancy rate excludes the Patchogue, New York property from all periods presented as the property was sold in February 2019.

NOI is based on operating revenue and expenses directly associated with the operations of the real estate properties, but excludes deferred rents (straight lining), depreciation, financing costs and other items. FREIT assesses and measures segment operating results based on NOI.

Same Property NOI: FREIT considers same property net operating income (“Same Property NOI”) to be a useful supplemental non-GAAP measure of its operating performance. FREIT defines same property within both the commercial and residential segments to be those properties that FREIT has owned and operated for both the current and prior periods presented, excluding those properties that FREIT acquired or redeveloped during those periods. Any newly acquired property that has been in operation for less than a year, any property that is undergoing a major redevelopment but may still be in operation at less than full capacity, and/or any property that has been sold is not considered same property.

NOI and Same Property NOI are non-GAAP financial measures and are not measures of operating results or cash flow as measured by GAAP, and are not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

COMMERCIAL SEGMENT

The commercial segment contains eight (8) separate properties. Seven of these properties are multi-tenanted retail or office centers, and one is single tenanted on land located in Rockaway, New Jersey owned by FREIT from which it receives monthly rental income from a tenant who has built and operates a bank branch on the land. On February 8, 2019, FREIT sold a commercial building, formerly occupied as a Pathmark supermarket in Patchogue, New York for a sales price of $7.5 million. The sale of this property, which had a carrying value of approximately $6.2 million, resulted in a gain of approximately $0.8 million net of sales fees and commissions. Net cash proceeds of approximately $2 million were realized after paying off the related mortgage on this property in the amount of approximately $5.2 million. The sale of this property eliminates an operating loss of approximately $0.8 million ($0.12 per share) incurred, annually, since Pathmark vacated the building in December 2015 (see Note 2 to FREIT’s consolidated financial statements for further details).

As indicated in the table above under the caption Segment Information, total revenue and NOI from FREIT’s commercial segment for Fiscal 2019 increased by 4.8% and 10.3%, respectively, as compared to Fiscal 2018. Average occupancy for all commercial properties increased by 0.9% as compared to Fiscal 2018. The increase in revenue and NOI was primarily attributable to an increase in occupancy at the Rotunda property resulting from the lease-up of the new retail space from an average annual occupancy of 73.8% in Fiscal 2018 to 82.3% in Fiscal 2019.

Same Property Operating Results: FREIT’s commercial segment currently contains eight (8) same properties. (See definition of same property under Segment Information above.) The Patchogue property was excluded from same property results for Fiscal 2019 and 2018 because this property was sold in February 2019. Same property revenue and NOI for Fiscal 2019 increased by 4.8% and 8.2%, respectively, as compared to Fiscal 2018. The changes resulted from the factors discussed in the immediately preceding paragraph.

Leasing: The following tables reflect leasing activity at FREIT’s commercial properties for comparable leases (leases executed for spaces in which there was a tenant at some point during the previous twelve-month period) and non-comparable leases for Fiscal 2019.

RETAIL:	Number of Leases	Lease Area (Sq. Ft.)	Weighted Average Lease Rate (per Sq. Ft.)	Weighted Average Prior Lease Rate (per Sq. Ft.)	% Increase (Decrease)	Tenant Improvement Allowance (per Sq. Ft.) (a)	Lease Commissions (per Sq. Ft.) (a)

Comparable leases (b)	23	83,812	$16.99	$16.26	4.5%	$0.20	$0.50

Non-comparable leases	8	10,708	$33.35	N/A	N/A	$2.32	$1.62

Total leasing activity	31	94,520

OFFICE:	Number of Leases	Lease Area (Sq. Ft.)	Weighted Average Lease Rate (per Sq. Ft.)	Weighted Average Prior Lease Rate (per Sq. Ft.)	% Increase (Decrease)	Tenant Improvement Allowance (per Sq. Ft.) (a)	Lease Commissions (per Sq. Ft.) (a)

Comparable leases (b)	15	28,845	$31.68	$29.06	9.0%	$0.40	$0.85

Non-comparable leases	4	14,590	$25.76	N/A	N/A	$5.16	$1.77

Total leasing activity	19	43,435

(a) These leasing costs are presented as annualized costs per square foot and are allocated uniformly over the initial lease term.

(b) This includes new tenant leases and/or modifications/extensions of existing tenant leases.

RESIDENTIAL SEGMENT

FREIT currently operates eight (8) multi-family apartment buildings or complexes totaling 1,437 apartment units. On December 7, 2017, FREIT completed the acquisition of Station Place, a residential apartment complex consisting of one building with 45 units, located in Red Bank, New Jersey through Station Place on Monmouth, LLC (FREIT’s 100% owned consolidated subsidiary). FREIT identified Station Place as the replacement property for the Hammel Gardens property located in Maywood, New Jersey that FREIT sold on June 12, 2017, which completed the like-kind exchange pursuant to Section 1031 of the Internal Revenue Code (see Notes 2 and 3 to FREIT’s consolidated financial statements for further details).

As indicated in the table above under the caption Segment Information, total revenue and NOI from FREIT’s residential segment for Fiscal 2019 increased by 3.9% and decreased by 0.5%, respectively, as compared to Fiscal 2018. Average occupancy for all residential properties increased by 0.8% as compared to Fiscal 2018. The increase in revenue for Fiscal 2019 was primarily attributable to: (a) an increase in the average occupancy at the Icon (the residential portion of the Rotunda property in Baltimore, Maryland) to 95.1% in Fiscal 2019 from 91.9% in Fiscal 2018; and (b) an increase in base rent across the residential properties. The slight decrease in NOI for Fiscal 2019 was primarily attributed to the real estate tax credits and refunds related to the Icon property at the Rotunda in the amount of $1.1 million received in Fiscal 2018 related to Fiscal 2017 (with a consolidated impact to FREIT of approximately $0.7 million) offset by a $1.2 million increase in revenue as explained above.

Same Property Operating Results: FREIT’s residential segment currently contains seven (7) same properties. (See definition of same property under Segment Information above.) The Station Place property is not included as same property, since it is a newly acquired property that had been in operation for less than a year in Fiscal 2018. Same property revenue and NOI increased by 3.8% and decreased by 0.3%, respectively, from Fiscal 2018. Average occupancy for same properties increased by approximately 0.9% as compared to Fiscal 2018. The changes resulted from the factors discussed in the immediately preceding paragraph.

FREIT’s residential revenue is principally composed of monthly apartment rental income. Total rental income is a factor of occupancy and monthly apartment rents. Monthly average residential rents, (excluding from both periods presented for comparability purposes, the Station Place property which was a newly acquired property that had been in operation for less than a year in Fiscal 2018), at the end of Fiscal 2019 and Fiscal 2018 were $1,949 and $1,902, respectively. For comparability purposes, the average residential rent for Fiscal 2018 has been restated to include the impact of the Icon. A 1% decline in annual average occupancy, or a 1% decline in average rents from current levels, results in an annual revenue decline of approximately $326,000 and $304,000, respectively.

Capital expenditures: Since all of FREIT’s apartment communities, with the exception of the Boulders, Regency, Icon and Station Place properties, were constructed more than 25 years ago, FREIT tends to spend more in any given year on maintenance and capital improvements than may be spent on newer properties. Funds for these capital projects will be available from cash flow from the property's operations and cash reserves. In April 2018, Pierre Towers, LLC (“Pierre”), a consolidated subsidiary, entered into an agreement with Public Service Electric & Gas Company (“PSE&G”), whereby PSE&G funded a project to make certain upgrades at the Pierre property located in Hackensack, New Jersey, which included boiler replacement, replacement of interior and exterior lighting fixtures and minor lighting controls in apartment lighting. PSE&G funded 100% of this project at a total cost of approximately $926,000 and the project was completed in December 2018. Per the reimbursement agreement, Pierre Towers, LLC will reimburse PSE&G for approximately $314,000 of this cost on a monthly basis over a five-year term with no interest.

FINANCING COSTS

	Years Ended October 31,
	2019	2018
	(In Thousands of Dollars)
Fixed rate mortgages (a):
1st Mortgages
Existing	$8,763	$8,353
New	190	1,895
Variable rate mortgages:
1st Mortgages
Existing	7,384	1,071
New	—	4,297
Construction loan-Rotunda	—	1,321
Credit line	—	28
Other	594	652
Total financing costs, gross	16,931	17,617
Amortization of mortgage costs	1,139	1,050
Total financing costs, net	$18,070	$18,667

(a) Includes the effect of interest rate swap contracts which effectively convert the floating interest rate to a fixed interest rate over the term of the loan.

Total net financing costs for Fiscal 2019 decreased 3.2% as compared to Fiscal 2018 which was primarily driven by Fiscal 2018 being burdened by a $1.2 million loan prepayment cost (with a consolidated impact to FREIT of $0.8 million) related to the Pierre Towers, LLC loan refinancing offset by an increase in Fiscal 2019 of approximately $0.6 million in interest expense on the Grande Rotunda, LLC loan resulting from an increase in the one-month LIBOR interest rate. (See Note 5 to FREIT’s consolidated financial statements for more details.)

INVESTMENT INCOME

Investment income for Fiscal 2019 was $360,000 as compared to $267,000 for Fiscal 2018. Investment income is principally derived from interest earned from cash on deposit in institutional money market funds and interest earned from secured loans receivable (loans made to Hekemian employees, including certain members of the immediate family of Robert S. Hekemian, FREIT’s former Chairman, Chief Executive Officer and consultant of FREIT, Robert S. Hekemian, Jr., the Chief Executive Officer, President and a Trustee of FREIT, and David Hekemian, a Trustee of FREIT, for their equity investments (through Rotunda 100, LLC) in Grande Rotunda, LLC, a limited liability company in which FREIT owns a 60% equity interest, and for their equity investments (through Damascus 100, LLC) in Damascus Centre, LLC, a limited liability company in which FREIT owns a 70% equity interest). The secured loan receivable (including accrued interest) from Damascus 100 was repaid in the fourth quarter of Fiscal 2018.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

During Fiscal 2019, G&A was $4,049,000 as compared to $2,305,000 for Fiscal 2018. The primary components of G&A are accounting/auditing fees, legal and professional fees, Trustees’ and consultant fees, and Special Committee fees. The increase in G&A expense in Fiscal 2019 was primarily attributed to expenses incurred by the Special Committee related to advisory and legal fees incurred.

DEPRECIATION

Depreciation expense from operations for Fiscal 2019 was $11,339,000 as compared to $11,515,000 for Fiscal 2018. The slight decrease in depreciation in Fiscal 2019 was primarily attributable to lower depreciation expense resulting from the sale of the Patchogue property in February 2019. (See Note 2 to FREIT’s consolidated financial statements for further details.)

Fiscal Years Ended October 31, 2018 and 2017

Summary revenues and net income for the fiscal years ended October 31, 2018 and October 31, 2017 (“Fiscal 2017”) are as follows:

	Years Ended October 31,
	2018	2017	Change
	(in thousands, except per share amounts)
Real estate revenues:
Commercial properties	$26,149	$24,748	$1,401
Residential properties	31,848	26,886	4,962
Total real estate revenues	57,997	51,634	6,363

Operating expenses:
Real estate operations	24,883	26,233	(1,350)
Lease termination fee	—	620	(620)
General and administrative	2,305	2,129	176
Depreciation	11,515	10,669	846
Total operating expenses	38,703	39,651	(948)

Operating income	19,294	11,983	7,311

Investment income	267	206	61
Unrealized gain on interest rate cap contract	72	—	72
Gain on sale of property	—	15,395	(15,395)
Loan prepayment costs relating to property sale	—	(1,139)	1,139
Financing costs	(18,667)	(15,762)	(2,905)
Net income	966	10,683	(9,717)

Net loss attributable to noncontrolling
interests in subsidiaries	517	2,433	(1,916)
Net income attributable to common equity	$1,483	$13,116	$(11,633)

Earnings per share - basic and diluted:	$0.21	$1.92	$(1.71)

Weighted average shares outstanding:
Basic and diluted	6,883	6,833

Real estate revenue for Fiscal 2018 increased 12.3% to $57,997,000 compared to $51,634,000 for Fiscal 2017. The increase in revenue was primarily attributable to an increase in the average occupancy rate at the Rotunda property resulting from the lease-up of the new residential units and retail space at the property offset partially by the loss of revenue from Macy’s vacating the Preakness Shopping Center in Wayne, New Jersey in April 2017.

Net income attributable to common equity (“net income-common equity”) for Fiscal 2018 was $1,483,000 ($0.21 per share basic and diluted), compared to $13,116,000 ($1.92 per share basic and diluted) for Fiscal 2017. Excluding the $14.3 million net impact of the sale of the Hammel Gardens property, net income for Fiscal 2017 was a net loss of $1.1 million or ($0.17) per share.

Included in net income for Fiscal 2018 was the following: a consolidated net loss of $1.8 million at the Rotunda property as the property continues to lease-up the new retail space and residential units (inclusive of $2.2 million of real estate tax refunds and credits attributed to the residential development at the Rotunda Icon property with a consolidated impact to FREIT of approximately $1.3 million based on FREIT’s 60% ownership); a loan prepayment cost of $1.2 million related to the Pierre Towers, LLC loan refinancing (which is included in interest expense on the accompanying consolidated statement of income for the year ended October 31, 2018) with a consolidated impact to FREIT of approximately $0.8 million based on FREIT’s 65% ownership. Included in net income for Fiscal 2017 was the following: a consolidated net loss of $4.6 million at the Rotunda property driven by higher operational costs as the property was leasing up the new retail space and residential units and increased real estate taxes related to the reassessment resulting from completion of the project; and a $620,000 lease termination fee payment made by Wayne PSC, LLC, owner of the Preakness Shopping Center in Wayne, New Jersey, with a consolidated impact to FREIT of approximately ($250,000) based on FREIT’s 40% ownership. (Refer to the segment disclosure below for a more detailed discussion on the financial performance of FREIT’s commercial and residential segments.)

The schedule below provides a detailed analysis of the major changes that impacted revenue and net income-common equity for Fiscal 2018 and 2017:

NET INCOME COMPONENTS
	Years Ended October 31,
	2018	2017	Change
	(thousands of dollars)
Income from real estate operations:
Commercial properties	$14,288	$12,957	$1,331
Residential properties	18,826	12,444	6,382
Total income from real estate operations	33,114	25,401	7,713

Financing costs:
Fixed rate mortgages	(10,248)	(9,462)	(786)
Floating rate mortgages	(5,368)	(476)	(4,892)
Floating rate - Rotunda construction loan	(1,321)	(4,014)	2,693
Credit line	(28)	(69)	41
Other - Corporate interest	(652)	(443)	(209)
Mortgage cost amortization	(1,050)	(1,298)	248
Total financing costs	(18,667)	(15,762)	(2,905)

Investment income	267	206	61
Unrealized gain on interest rate cap contract	72	—	72

General & administrative expenses:
Accounting fees	(544)	(521)	(23)
Legal & professional fees	(121)	(74)	(47)
Trustees and consultant fees	(989)	(947)	(42)
Stock option expense	(130)	(122)	(8)
Corporate expenses	(521)	(465)	(56)
Total general & administrative expenses	(2,305)	(2,129)	(176)

Depreciation	(11,515)	(10,669)	(846)
Adjusted net income (loss)	966	(2,953)	3,919

Gain on sale of property	—	15,395	(15,395)
Loan prepayment costs relating to property sale	—	(1,139)	1,139
Lease termination fee	—	(620)	620
Net income	966	10,683	(9,717)

Net loss attributable to noncontrolling interests
in subsidiaries	517	2,433	(1,916)
Net income attributable to common equity	$1,483	$13,116	$(11,633)

Adjusted net income for Fiscal 2018 was $966,000 ($0.14 per share basic and diluted), compared to a loss of $2,953,000 or ($0.43) per share basic and diluted) for Fiscal 2017. Adjusted income is a non-GAAP measure, which management believes is a useful and meaningful gauge to investors of our operating performance, since it excludes the impact of unusual and infrequent items, specifically: a gain and loan prepayment costs related to the sale of Hammel Gardens in Maywood, New Jersey in Fiscal 2017; and a lease termination fee paid in Fiscal 2017.

SEGMENT INFORMATION

The following table sets forth comparative net operating income ("NOI") data for FREIT’s real estate segments and reconciles the NOI to consolidated net income-common equity for Fiscal 2018, as compared to Fiscal 2017:

	Commercial				Residential					Combined
	Years Ended				Years Ended					Years Ended
	October 31,		Increase (Decrease)		October 31,			Increase (Decrease)		October 31,
	2018	2017	$	%	2018	2017		$	%	2018	2017
	(In Thousands)				(In Thousands)					(In Thousands)
Rental income	$19,379	$18,247	$1,132	6.2%	$31,283	$26,476		$4,807	18.2%	$50,662	$44,723
Reimbursements	5,989	5,550	439	7.9%	104	47		57	121.3%	6,093	5,597
Other	96	317	(221)	-69.7%	541	363		178	49.0%	637	680
Total revenue	25,464	24,114	1,350	5.6%	31,928	26,886		5,042	18.8%	57,392	51,000

Operating expenses	11,861	11,791	70	0.6%	13,022	14,442		(1,420)	-9.8%	24,883	26,233
Net operating income	$13,603	$12,323	$1,280	10.4%	$18,906	$12,444		$6,462	51.9%	32,509	24,767
Gain on sale of property	$—	$—	$—	0.0%	$—	$15,395		$(15,395)	-100.0%	—	15,395
Loan prepayment costs relating to property sale	$—	$—	$—	0.0%	$—	$(1,139)		$1,139	100.0%	—	(1,139)

Average Occupancy %	76.8%	75.7%		1.1%	94.4%	83.8	%*		10.6%

Reconciliation to consolidated net income-common equity:
Deferred rents - straight lining	605	634
Lease termination fee	—	(620)
Investment income	267	206
Unrealized gain on interest rate cap contract	72	—
General and administrative expenses	(2,305)	(2,129)
Depreciation	(11,515)	(10,669)
Financing costs	(18,667)	(15,762)
Net income	966	10,683
Net loss attributable to noncontrolling interests	517	2,433
Net income attributable to common equity	$1,483	$13,116

* Average occupancy rate excludes the Maywood, New Jersey ("Hammel Gardens") as the property was sold in June 2017.

COMMERCIAL SEGMENT

The commercial segment contains nine (9) separate properties. Seven are multi-tenanted retail or office centers, and two are single tenanted – a building formerly occupied as a supermarket and land located in Rockaway, New Jersey owned by FREIT from which it receives monthly rental income from a tenant who has built and operates a bank branch on the land.

As indicated in the table above under the caption Segment Information, total revenue and NOI from FREIT’s commercial segment for Fiscal 2018 increased by 5.6% and 10.4%, respectively, as compared to Fiscal 2017. The increase in revenue and NOI was primarily attributable to an increase in occupancy at the Rotunda property resulting from the lease-up of the new retail space offset partially by the loss of revenue from Macy’s vacating the Preakness Shopping Center in Wayne, New Jersey in April 2017.

Same Property Operating Results: FREIT’s commercial segment currently contains nine (9) same properties. (See definition of same property under Segment Information above.) Since all of FREIT’s commercial properties are considered same properties in the current fiscal year, refer to the preceding paragraph for discussion of changes in same property results.

Leasing: The following tables reflect leasing activity at FREIT’s commercial properties for comparable leases (leases executed for spaces in which there was a tenant at some point during the previous twelve-month period) and non-comparable leases for Fiscal 2018.

RETAIL:	Number of Leases	Lease Area (Sq. Ft.)	Weighted Average Lease Rate (per Sq. Ft.)	Weighted Average Prior Lease Rate (per Sq. Ft.)	% Increase (Decrease)	Tenant Improvement Allowance (per Sq. Ft.) (a)	Lease Commissions (per Sq. Ft.) (a)

Comparable leases (b)	19	75,158	$23.74	$23.82	-0.3%	$0.20	$0.46

Non-comparable leases	7	12,400	$40.64	N/A	N/A	$4.32	$1.99

Total leasing activity	26	87,558

OFFICE:	Number of Leases	Lease Area (Sq. Ft.)	Weighted Average Lease Rate (per Sq. Ft.)	Weighted Average Prior Lease Rate (per Sq. Ft.)	% Increase (Decrease)	Tenant Improvement Allowance (per Sq. Ft.) (a)	Lease Commissions (per Sq. Ft.) (a)

Comparable leases (b)	5	7,870	$26.24	$23.78	10.3%	$0.27	$0.15

Non-comparable leases	—	—	$—	N/A	N/A	$—	$—

Total leasing activity	5	7,870

(a) These leasing costs are presented as annualized costs per square foot and are allocated uniformly over the initial lease term.

(b) This includes new tenant leases and/or modifications/extensions of existing tenant leases.

The US economic recovery continued to show signs of improvement while there continues to be some uncertainty in the retail environment. Average occupancy rates for Fiscal 2018, increased 1.1% from last year’s comparable period which was primarily attributed to an increase in occupancy at the Rotunda property due to continued lease up at the property offset by the decline in occupancy at Wayne PSC due to Macy’s vacating its space at the Preakness Shopping Center in April 2017.

RESIDENTIAL SEGMENT

FREIT operates eight (8) multi-family apartment buildings or complexes totaling 1,437 apartment units, which is inclusive of the Station Place property in Red Bank New Jersey, which was acquired in December 2017. On June 12, 2017, FREIT sold its Hammel Gardens property, a residential property located in Maywood, New Jersey, for a sales price of $17 million. The sale of this property, which had a carrying value of approximately $0.7 million, resulted in a capital gain of approximately $15.4 million net of sales fees and commissions. As a result of this sale, FREIT incurred a loan prepayment cost of approximately $1.1 million and paid off the related mortgage on the Hammel Gardens property in the amount of approximately $8 million from the proceeds of the sale. FREIT structured this sale in a manner that qualified it as a like-kind exchange of real estate pursuant to Section 1031 of the Internal Revenue Code. The 1031 exchange transaction resulted in a deferral for income tax purposes of the $15.4 million capital gain. The net proceeds from this sale, which were approximately $7 million, were held in escrow until a replacement property was purchased. A replacement property related to this like-kind exchange (Station Place) was acquired on December 7, 2017, and the sale proceeds held in escrow were applied to the purchase price of such property. (See Note 2 and 3 to FREIT’s consolidated financial statements.)

As indicated in the table above under the caption Segment Information, total revenue and NOI from FREIT’s residential segment for Fiscal 2018 increased by 18.8% and 51.9%, respectively, as compared to Fiscal 2017. The increase in revenue and NOI for Fiscal 2018 was primarily attributable to: (a) an increase in the average annual occupancy at the Icon (the residential portion of the Rotunda property in Baltimore, Maryland) to 91.9% in Fiscal 2018 from 51.3% in Fiscal 2017; (b) an increase in base rent; (c) $2.2 million in real estate tax refunds and credits attributed to the residential development at the Rotunda Icon property (with a consolidated impact to FREIT of approximately $1.3 million based on FREIT’s 60% ownership).

Same Property Operating Results: FREIT’s residential segment currently contains seven (7) same properties. (See definition of same property under Segment Information above.) The Station Place property is not included as same property, since it is a newly acquired property that has been in operation for less than a year. The Hammel Gardens property was excluded from same property results for all periods presented because this property was sold in the prior fiscal year. Same property revenue and NOI increased by 17.6% and 50%, respectively, from Fiscal 2017. The changes resulted from the factors discussed in the immediately preceding paragraph.

FREIT’s residential revenue is principally composed of monthly apartment rental income. Total rental income is a factor of occupancy and monthly apartment rents. Monthly average residential rents, (excluding from both periods presented for comparability purposes, the Station Place property which was a newly acquired property that has been in operation for less than a year and the Icon which reached a stabilized occupancy rate in the third quarter of Fiscal 2018), at the end of Fiscal 2018 and Fiscal 2017 were $1,902 and $1,863, respectively. A 1% decline in annual average occupancy, or a 1% decline in average rents from current levels, results in an annual revenue decline of approximately $231,000 and $220,000, respectively.

FINANCING COSTS

	Years Ended October 31,
	2018	2017
	(In Thousands of Dollars)
Fixed rate mortgages (a):
1st Mortgages
Existing	$8,353	$9,462
New	1,895	—
Variable rate mortgages:
1st Mortgages
Existing	1,071	—
New	4,297	476
Construction loan-Rotunda	1,321	4,014
Credit line	28	69
Other	652	443
Total financing costs, gross	17,617	14,464
Amortization of mortgage costs	1,050	1,298
Total financing costs, net	$18,667	$15,762

(a) Includes the effect of interest rate swap contracts which effectively convert the floating interest rate to a fixed interest rate over the term of the loan.

Total net financing costs for Fiscal 2018 increased 18.4% as compared to Fiscal 2017 which was primarily attributable to a $1.2 million loan prepayment cost related to the Pierre Towers, LLC loan refinancing with a consolidated impact to FREIT of approximately $0.8 million and an increase in interest associated with the refinancing of Grande Rotunda LLC’s loan on the Rotunda property. (See Note 5 to FREIT’s consolidated financial statements for more details.)

INVESTMENT INCOME

Investment income for Fiscal 2018 was $267,000 as compared to $206,000 for the prior year’s period. Investment income is principally derived from interest earned from cash on deposit in institutional money market funds and interest earned from secured loans receivable (loans made to Hekemian employees, including certain members of the immediate family of Robert S. Hekemian, FREIT’s former Chairman, Chief Executive Officer and consultant of FREIT, Robert S. Hekemian, Jr., the Chief Executive Officer and a Trustee of FREIT, and David Hekemian, a Trustee of FREIT, for their equity investments (through Rotunda 100, LLC) in Grande Rotunda, LLC, a limited liability company in which FREIT owns a 60% equity interest, and for their equity investments (through Damascus 100, LLC) in Damascus Centre, LLC, a limited liability company in which FREIT owns a 70% equity interest). The secured loan receivable (including accrued interest) from Damascus 100 was repaid in the fourth quarter of Fiscal 2018.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

During Fiscal 2018, G&A was $2,305,000 as compared to $2,129,000 for the prior year’s period. The primary components of G&A are accounting/auditing fees, legal and professional fees, Trustees’ and consulting fees.

DEPRECIATION

Depreciation expense from operations for Fiscal 2018 was $11,515,000 as compared to $10,669,000 for the prior year’s period. The increase in depreciation was primarily attributable to additional retail tenant improvements at the Rotunda property being placed into service as the property continues to lease-up and the acquisition of Station Place in December 2017.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $13.8 million for Fiscal 2019 compared to $12.9 million for Fiscal 2018. FREIT expects that cash provided by operating activities and cash reserves will be adequate to cover mandatory debt service payments (including payments of interest, but excluding balloon payments), real estate taxes, recurring capital improvements at properties and other needs to maintain its status as a REIT for at least a period of one year from the date of filing of this Form 10-K.

As at October 31, 2019, FREIT had cash, cash equivalents and restricted cash totaling $42.5 million compared to $26.4 million at October 31, 2018. The increase in cash for Fiscal 2019 is primarily attributable to $13.8 million in net cash provided by operating activities and $4 million in net cash provided by investing activities after capital expenditures, offset by $1.7 million used in financing activities.

On February 8, 2019, FREIT sold a commercial building, formerly occupied as a Pathmark supermarket in Patchogue, New York for a sales price of $7.5 million. The sale of this property, which had a carrying value of approximately $6.2 million, resulted in a gain of approximately $0.8 million net of sales fees and commissions. Net cash proceeds of approximately $2 million were realized after paying off the related mortgage on this property in the amount of approximately $5.2 million. In connection with and in anticipation of the closing of the sale of the Patchogue property, FREIT declared a one-time special dividend of $0.10 per share in the first quarter of Fiscal 2019. The sale of this property eliminates an operating loss of approximately $0.8 million ($0.12 per share) incurred, annually, since Pathmark vacated the building in December 2015. (See Note 2 to FREIT’s consolidated financial statements.)

On June 12, 2017, FREIT sold its Hammel Gardens property, a residential property located in Maywood, New Jersey, for a sales price of $17 million. The sale of this property, which had a carrying value of approximately $0.7 million, resulted in a capital gain of approximately $15.4 million net of sales fees and commissions. As a result of this sale, FREIT incurred a loan prepayment cost of approximately $1.1 million and paid off the related mortgage on the Hammel Gardens property in the amount of approximately $8 million from the proceeds of the sale. FREIT structured this sale in a manner that qualified it as a like-kind exchange of real estate pursuant to Section 1031 of the Internal Revenue Code. The 1031 exchange transaction resulted in a deferral for income tax purposes of the $15.4 million capital gain. The net proceeds from this sale, which were approximately $7 million, were held in escrow until a replacement property was purchased. (See Note 2 to FREIT’s consolidated financial statements.)

On December 7, 2017, FREIT completed the acquisition of Station Place, a residential apartment complex consisting of one building with 45 units, located in Red Bank, New Jersey through Station Place on Monmouth, LLC (FREIT’s 100% owned consolidated subsidiary). FREIT identified Station Place as a replacement property for the Hammel Gardens property that FREIT sold on June 12, 2017 to complete the like-kind exchange transaction under Section 1031 of the Internal Revenue Code. Station Place is part of FREIT’s residential segment. The acquisition cost was $19,550,000 (inclusive of approximately $550,000 of transaction costs capitalized as part of the asset acquisition), which was funded in part with $7 million in net proceeds from the sale of the Hammel Gardens property, and the remaining balance of $12,350,000 (inclusive of the transaction costs) was funded by Station Place on Monmouth, LLC through long-term financing for this property from Provident Bank. (See Note 3 to FREIT’s consolidated financial statements.)

On April 25, 2017, Wayne PSC announced it had agreed to a termination of Macy’s lease for the 81,160 square foot Macy’s store at the Preakness Shopping Center, effective as of April 15, 2017. To terminate the lease and take possession of the space, Wayne PSC paid Macy’s a termination fee of $620,000. Wayne PSC expects to re-position this space and re-lease to a new tenant (or multiple tenants) at market rents, which are currently higher than the rent provided for under the terminated Macy’s lease. FREIT will lose total consolidated annual rental income, including reimbursements, of approximately $0.2 million until such time as the space is fully re-leased. FREIT anticipates increased revenue from the space when it is re-leased. (See Note 14 to FREIT’s consolidated financial statements.)

FREIT owns and operates an 87,661 square foot shopping center located in Franklin Lakes, New Jersey, the anchor tenant of which is Stop & Shop. On July 26, 2017, Stop  & Shop entered into a lease modification with FREIT whereby the tenant exercised its option to renew the lease for a ten-year period with a right of the tenant to terminate the lease at any time during the fifth year if the store does not meet certain sales volume levels set forth in the modification. This lease modification provided for a $250,000 reduction in annual rent over the renewed term. (See Note 14 to FREIT’s consolidated financial statements.)

The Rotunda property in Baltimore, Maryland (owned by FREIT’s 60% owned consolidated affiliate Grande Rotunda, LLC) is an 11.5 acre site containing, at the time that the property was acquired, a building with approximately 137,000 sq. ft. of office space and approximately 83,000 sq. ft. of retail space on the lower level of the building. In September 2013, FREIT began construction to redevelop and expand this property and, with the exception of retail tenant improvements, the redevelopment was substantially completed in the third quarter of Fiscal 2016. The redevelopment and expansion plans included a modernization of the office building and smaller adjacent buildings, construction of 379 residential apartment rental units, an additional 75,000 square feet of new retail space, and 864 above level parking spaces. By the end of the third quarter of Fiscal 2018, the residential section reached a stabilized level of occupancy of approximately 94%. The retail space continues to lease-up and is approximately 86.5% leased and 84.1% occupied as of October 31, 2019. FREIT expects Rotunda’s retail operations to stabilize in 2020.

With regard to the funding of the Rotunda redevelopment project, Wells Fargo Bank, a previous lender, required that Grande Rotunda, LLC contribute not less than $14,460,000 toward the construction before any construction loan proceeds could be disbursed. To secure these funds Grande Rotunda, LLC made a capital call on its members, which are FREIT and Rotunda 100, LLC (“Rotunda 100”). FREIT’s share (60%) amounted to approximately $8.7 million, and the Rotunda 100 members’ share (40%) amounted to approximately $5.8 million. FREIT, pursuant to previous agreements, made secured loans to the Rotunda 100 members of approximately $2.1 million towards their share of the $5.8 million capital call. The balance of Rotunda 100’s capital call of approximately $3.7 million was initially made by FREIT until it was repaid by Rotunda 100 in August 2014. These loans bear an interest rate of 225 basis points over the 90 day LIBOR, and had a maturity date of June 19, 2015. On June 4, 2015, FREIT’s Board of Trustees approved an extension of the maturity date to occur the earlier of (a) June 19, 2018 or (b) five days after the closing of a permanent mortgage loan secured by the Rotunda property. On December 7, 2017, the Board approved a further extension of the maturity dates of these loans to the date or dates upon which distributions of cash are made by Grande Rotunda, LLC to its members as a result of the refinancing or sale of Grande Rotunda, LLC or the Rotunda property. Rotunda 100 is principally owned by employees of Hekemian & Co., including Allan Tubin, FREIT’s Chief Financial Officer, and certain members of the immediate family of Robert S. Hekemian, FREIT’s former Chairman, Chief Executive Officer and consultant of FREIT, Robert S. Hekemian, Jr., Chief Executive Officer, President and a Trustee of FREIT, and David Hekemian, a Trustee of FREIT. As of October 31, 2019, FREIT and Rotunda 100 have made their required capital contributions of $8.7 million and $5.8 million, respectively, towards the Rotunda construction financing. Both FREIT and the Rotunda 100 members are treating their required capital contributions as additional investments in Grande Rotunda, LLC.

In Fiscal 2017, Grande Rotunda, LLC incurred substantial expenditures at the Rotunda property related to retail tenant improvements, leasing costs and operating expenditures which, in the aggregate, exceeded revenues as the property was still in the rent up phase and the construction loan previously held with Wells Fargo was at its maximum level resulting in no additional funding available to draw. Accordingly, during Fiscal 2017 the equity owners in Grande Rotunda, LLC (FREIT with a 60% ownership and Rotunda 100 with a 40% ownership) contributed their respective pro-rata share of any cash needs through loans to Grande Rotunda, LLC. As of October 31, 2019 and 2018, Rotunda 100, LLC has funded Grande Rotunda, LLC with approximately $5.7 million and $5.4 million (including interest), respectively, which is included in “Due to affiliate” on the accompanying consolidated balance sheets.

On February 7, 2018, Grande Rotunda, LLC refinanced its $115.3 million construction loan held by Wells Fargo with a new loan held by Aareal Capital Corporation in the amount of approximately $118.5 million with additional funding available for retail tenant improvements and leasing costs in the amount of $3,380,000. This refinancing paid off the loan previously held by Wells Fargo, funded loan closing costs and paid the amount due to Hekemian Development Resources for a development fee of $900,000 plus accrued interest of approximately $45,000 (See Note 8 to FREIT’s consolidated financial statements for further details on this fee). This loan is secured by the Rotunda property, bears a floating interest rate at 285 basis points over the one-month LIBOR rate and has a maturity date of February 6, 2021 with two one-year renewal options. As part of this transaction, Grande Rotunda, LLC purchased an interest rate cap on LIBOR for the full amount that can be drawn on this loan of $121.9 million, capping the one-month LIBOR rate at 3% for the first two years of this loan. As of October 31, 2019, approximately $118.5 million of this loan facility was drawn down and the interest rate was approximately 4.84%. (See Notes 5 and 6 to FREIT’s consolidated financial statements for further details).

On April 22, 2016, Damascus Centre, LLC was able to take-down a second tranche of its loan held with People’s United Bank in the amount of $2,320,000, of which approximately $470,000 was readily available and the remaining $1,850,000 was held in escrow. In July 2018, these funds totaling $1,850,000 were released from escrow by the bank and became readily available to Damascus, Centre LLC. Damascus Centre, LLC distributed amounts due to FREIT and Damascus 100 and Damascus 100 in turn repaid FREIT the secured loans receivable plus accrued interest in the amount of approximately $1.9 million.

Credit Line: On October 27, 2017, FREIT’s revolving line of credit provided by the Provident Bank was renewed for a three-year term ending on October 27, 2020 at which point no further advances shall be permitted and provided the line of credit is not renewed by the lender, the outstanding principal balance of the line of credit shall convert to a commercial term loan maturing on October 31, 2022. Draws against the credit line can be used for working capital needs and standby letters of credit. Draws against the credit line are secured by mortgages on FREIT’s Franklin Crossing Shopping Center in Franklin Lakes, New Jersey and retail space in Glen Rock, New Jersey. The total line of credit was increased from $12.8 million to $13 million and the interest rate on the amount outstanding will be at a floating rate of 275 basis points over the 30-day LIBOR with a floor of 3.75%. During Fiscal 2017, FREIT utilized $3 million of its credit line to fund tenant improvements for new retail tenants at the Rotunda property. In February 2018, FREIT repaid the line of credit in the amount of $3.1 million. As of October 31, 2019 and 2018, there was no amount outstanding and $13 million was available under the line of credit.

Dividend: After careful consideration of FREIT’s Fiscal 2019 financial results, cash flow and projected cash needs, the Board of Trustees declared a fourth quarter dividend of $0.20 per share, which was paid on December 13, 2019 to shareholders of record on December 1, 2019. Specifically, over the course of the Trust’s history, the fourth quarter dividend takes into consideration the full fiscal year results, and as such, may not be indicative of future quarterly dividends. The Board will continue to evaluate the dividend on a quarterly basis.

As at October 31, 2019, FREIT’s aggregate outstanding mortgage debt was $352.8 million, which bears a weighted average interest rate of 4.51% and an average life of approximately 4.4 years. FREIT’s fixed rate mortgages are subject to amortization schedules that are longer than the terms of the mortgages. As such, balloon payments (unpaid principal amounts at mortgage due date) for all mortgage debt will be required as follows:

Fiscal Year	2020	2021	2022	2023	2024	2025	2026	2028	2029
($ in millions)
Mortgage "Balloon" Payments	$21.9	$137.6 (A)	$14.4	$34.4	$9.0	$13.9	$18.2	$53.9	$25.9

(A) Includes loan on the Rotunda property located in Baltimore, Maryland in the amount of approximately $118.5 million refinanced with Aareal Capital Corporation on February 7, 2018.

The following table shows the estimated fair value and carrying value of FREIT’s long-term debt, net at October 31, 2019 and 2018:

($ in Millions)	October 31, 2019	October 31, 2018

Fair Value	$352.9	$338.3

Carrying Value, Net	$349.9	$347.0

Fair values are estimated based on market interest rates at the end of each fiscal year and on a discounted cash flow analysis. Changes in assumptions or estimation methods may significantly affect these fair value estimates. The fair value is based on observable inputs (level 2 in the fair value hierarchy as provided by authoritative guidance).

FREIT expects to refinance the individual mortgages with new mortgages when their terms expire. To this extent FREIT has exposure to interest rate risk. If interest rates, at the time any individual mortgage note is due, are higher than the current fixed interest rate, higher debt service may be required, and/or refinancing proceeds may be less than the amount of mortgage debt being retired. For example, at October 31, 2019, a 1% interest rate increase would reduce the fair value of FREIT’s debt by $10 million, and a 1% decrease would increase the fair value by $10.7 million.

FREIT believes that the values of its properties will be adequate to command refinancing proceeds equal to or higher than the mortgage debt to be refinanced. FREIT continually reviews its debt levels to determine if additional debt can prudently be utilized for property acquisitions for its real estate portfolio that will increase income and cash flow to shareholders.

On August 26, 2019, Berdan Court, LLC (“Berdan Court”), (owned 100% by FREIT), refinanced its $17 million loan (which matured on September 1, 2019) with the lender in the amount of $28,815,000. This loan, secured by an apartment building located in Wayne, New Jersey, has a term of ten years and bears a fixed interest rate equal to 3.54%. Interest-only payments are required each month for the first five years of the term and thereafter, principal payments plus accrued interest will be required each month through maturity. This refinancing resulted in: (i) a reduction in the annual interest rate from a fixed rate of 6.09% to a fixed rate of 3.54% and (ii) net refinancing proceeds of approximately $11.6 million which can be used for capital expenditures and general corporate purposes.

On April 3, 2019, WestFREIT, Corp. (owned 100% by FREIT) exercised its option to extend its loan held by M&T Bank, with an outstanding balance of approximately $22.5 million, for twelve months. Effective beginning on June 1, 2019, the extension of this loan secured by the Westridge Square Shopping Center, requires monthly principal payments of $47,250 plus interest based on a floating interest rate equal to 240 basis points over the one-month LIBOR and has a maturity date of May 1, 2020.

On January 8, 2018, Pierre Towers, LLC (“Pierre”), owned by S And A Commercial Associates Limited Partnership (“S&A”), which is a consolidated subsidiary, refinanced its $29.1 million loan held by State Farm with a new mortgage loan from New York Life Insurance in the amount of $48 million. Pierre paid New York Life Insurance a good faith deposit in the amount of $960,000, which was reimbursed by New York Life when the loan closed in January 2018. The new loan has a term of ten years and bears a fixed interest rate equal to 3.88%. Interest-only payments are required each month for the first five years of the term and thereafter, principal payments plus accrued interest will be required each month through maturity. This refinancing resulted in: (i) a reduction in the annual interest rate from a fixed rate of 5.38% to a fixed rate of 3.88%; and (ii) net refinancing proceeds of approximately $17.2 million (after giving effect to a $1.2 million loan prepayment cost to pay-off the loan held by State Farm) that were distributed to the partners in S&A with FREIT receiving approximately $11.2 million, based on its 65% membership interest in S&A, which can be used for capital expenditures and general corporate purposes.

On December 7, 2017, Station Place on Monmouth, LLC (owned 100% by FREIT) closed on a mortgage loan in the amount of $12,350,000 held by Provident Bank to purchase the Station Place property in Red Bank, New Jersey. Interest-only payments are required each month for the first two years of the term and thereafter, principal payments plus accrued interest will be required each month through maturity. The loan bears a floating interest rate equal to 180 basis points over the one-month BBA LIBOR with a maturity date of December 15, 2027. In order to minimize interest rate volatility during the term of the loan, Station Place on Monmouth, LLC entered into an interest rate swap agreement that, in effect, converted the floating interest rate to a fixed interest rate of 4.35% over the term of the loan. The interest rate swap is considered a derivative financial instrument that will be used only to reduce interest rate risk, and not held or used for trading purposes. On January 21, 2019, Station Place on Monmouth, LLC entered into a modification agreement with Provident Bank to modify the loan’s DSCR covenants. (See Note 5 to the consolidated financial statements.)

Interest rate swap contracts: To reduce interest rate volatility, FREIT uses a “pay fixed, receive floating” interest rate swap to convert floating interest rates to fixed interest rates over the term of a certain loan. FREIT enters into these swap contracts with a counterparty that is usually a high-quality commercial bank. In essence, FREIT agrees to pay its counterparties a fixed rate of interest on a dollar amount of notional principal (which corresponds to FREIT’s mortgage debt) over a term equal to the term of the mortgage notes. FREIT’s counterparties, in return, agree to pay FREIT a short-term rate of interest - generally LIBOR - on that same notional amount over the same term as the mortgage notes.

FREIT has variable interest rate mortgages securing its Damascus Centre, Regency, Preakness Shopping Center and Station Place properties. To reduce interest rate fluctuations, FREIT entered into interest rate swap contracts for each of these loans. These interest rate swap contracts effectively converted variable interest rate payments to fixed interest rate payments. The contracts were based on a notional amount of approximately $22,320,000 ($19,396,000 at October 31, 2019) for the Damascus Centre swaps, a notional amount of approximately $16,200,000 ($15,588,000 at October 31, 2019) for the Regency swap, a notional amount of approximately $25,800,000 ($23,794,000 at October 31, 2019) for the Preakness Shopping Center swap and a notional amount of approximately $12,350,000 ($12,350,000 at October 31, 2019) for the Station Place swap.

Interest rate cap contract: To limit exposure on interest rate volatility, FREIT uses an interest rate cap contract to cap a floating interest rate at a set pre-determined rate. FREIT enters into cap contracts with a counterparty that is usually a high-quality commercial bank. In essence, so long as the floating interest rate is below the cap rate, FREIT agrees to pay its counterparties a variable rate of interest on a dollar amount of notional principal (which corresponds to FREIT’s mortgage debt). Once the floating interest rate rises above the cap rate, FREIT’s counterparties, in return, agree to pay FREIT a short-term rate of interest above the cap on that same notional amount.

FREIT has a variable interest rate loan securing its Rotunda property. As part of the refinancing of Grande Rotunda, LLC’s construction loan held by Wells Fargo with a new loan from Aareal Capital Corporation, Grande Rotunda, LLC purchased an interest rate cap on LIBOR for the full amount that can be drawn on this loan of $121.9 million, capping the one-month LIBOR rate at 3% for the first two years of this loan. The cap contract was based on a notional amount of approximately $121,900,000 ($121,900,000 at October 31, 2019) and a term of two years with the loan being hedged against having a balance of approximately $118,520,000 and a term of three years.

Current GAAP requires FREIT to mark-to-market its interest rate swap and cap contracts. As the floating interest rate varies from time-to-time over the term of the contract, the value of the contract will change upward or downward. If the floating rate is higher than the fixed rate, the value of the contract goes up and there is a gain and an asset. If the floating rate is less than the fixed rate, there is a loss and a liability. The interest rate swaps are accounted for as effective cash flow hedges with the corresponding gains or losses on these contracts not affecting FREIT’s income statement; changes in the fair value of these cash flow hedges will be reported in other comprehensive income and appear in the equity section of the balance sheet. The interest rate cap is, for accounting purposes, deemed to be accounted for as an ineffective cash flow hedge with a corresponding gain or loss being recorded in FREIT’s income statement. This gain or loss represents the economic consequence of liquidating fixed rate swaps or the cap contract and replacing them with like-duration funding at current market rates, something we would likely never do. Periodic cash settlements of these contracts will be accounted for as an adjustment to interest expense.

FREIT has the following derivative-related risks with its swap and cap contracts (“contract”): 1) early termination risk, and 2) counterparty credit risk.

Early Termination Risk: If FREIT wants to terminate its contract before maturity, it would be bought out or terminated at market value; i.e., the difference in the present value of the anticipated net cash flows from each of the contract’s parties. If current variable interest rates are significantly below FREIT’s fixed interest rate payments, this could be costly. Conversely, if interest rates rise above FREIT’s fixed interest payments and FREIT elected early termination, FREIT would realize a gain on termination. At October 31, 2019, the interest rate cap contract for the Rotunda property, the swap contracts for the Damascus Centre, Regency, Station Place and Preakness Shopping Center properties were in the counterparties’ favor. If FREIT had terminated these contracts at that date, it would have realized losses of approximately $0 for the Rotunda cap, $179,000 for the Damascus Centre swaps, $860,000 for the Regency swap, $1,034,000 for the Station Place swap and $53,000 for the Preakness Shopping Center swap, all of which have been included as a liability in FREIT’s consolidated balance sheet as at October 31, 2019. The change in the fair value for the interest rate swap contracts (gain or loss) during such period has been included in comprehensive income and for the year ended October 31, 2019, FREIT recorded an unrealized loss of $6,400,000 in comprehensive income. The change in the fair value of the Rotunda interest rate cap contract (gain or loss) during such period has been included in the consolidated statement of income and for the year ended October 31, 2019, FREIT recorded an unrealized loss of approximately $160,000. For the year ended October 31, 2018, FREIT recorded an unrealized gain of $3,113,000 in comprehensive income representing the change in fair value of the swaps during such period with a corresponding asset of approximately $2,452,000 for the Preakness Shopping Center swap, $955,000 for the Damascus Center swaps, $408,000 for the Regency swap and $460,000 for the Station Place swap as of October 31, 2018. For the year ended October 31, 2018, FREIT recorded an unrealized gain of $72,000 in the consolidated statement of income representing the change in the fair value of the Rotunda interest rate cap contract during such period with a corresponding asset of approximately $160,000 as of October 31, 2018.

Counterparty Credit Risk: Each party to a cap or swap contract bears the risk that its counterparty will default on its obligation to make a periodic payment. FREIT reduces this risk by entering into swap or cap contracts only with major financial institutions that are experienced market makers in the derivatives market.

FREIT’s total contractual obligations under its line of credit and mortgage loans in place as of October 31, 2019 are as follows:

CONTRACTUAL OBLIGATIONS-PRINCIPAL
(in thousands of dollars)
		Within	2 - 3	4 - 5	After 5
	Total	One Year	Years	Years	Years
Long-Term Debt
Annual Amortization	$23,522	$3,722	$6,412	$4,843	$8,545
Balloon Payments	329,268	21,916	151,993	43,413	111,946
Total Long-Term Debt	$352,790	$25,638	$158,405	$48,256	$120,491

FREIT’s annual estimated cash requirements related to interest on its line of credit and mortgage loans in place as of October 31, 2019 are as follows:

INTEREST OBLIGATIONS
(in thousands of dollars)
		Within	2 - 3	4 - 5	After 5
	Total	One Year	Years	Years	Years

Interest on Fixed Rate Debt	$46,265	$7,969	$14,710	$10,285	$13,301
Interest on Variable Rate Debt (a)	7,778	6,238	1,540	—	—
Total Interest Obligations	$54,043	$14,207	$16,250	$10,285	$13,301

(a) Includes estimated interest on the Rotunda loan held with Aareal Capital through maturity.

ADJUSTED FUNDS FROM OPERATIONS

Funds From Operations (“FFO”) is a non-GAAP measure defined by the National Association of Real Estate Investment Trusts (“NAREIT”). FREIT does not include sources or distributions from equity/debt sources in its computation of FFO. Although many consider FFO as the standard measurement of a REIT’s performance, FREIT modified the NAREIT computation of FFO to include other adjustments to GAAP net income that are not considered by management to be the primary drivers of its decision making process. These adjustments to GAAP net income are straight-line rents, recurring capital improvements on FREIT’s residential apartments and lease termination fees paid to buyout a lease. The modified FFO computation is referred to as Adjusted Funds From Operations (“AFFO”). FREIT believes that AFFO is a superior measure of its operating performance. FREIT computes FFO and AFFO as follows:

	Years Ended October 31,
	2019	2018		2017
	(In Thousands, Except Per Share)
Funds From Operations ("FFO") (a)
Net income	$1,793	$966		$10,683
Depreciation of consolidated properties	11,339	11,515		10,669
Amortization of deferred leasing costs	611	739		634
Distributions to minority interests	(686)	(626	)(b)	(420)
Gain on sale of property	(836)	—		(15,395)
Loan prepayment costs relating to property sale	—	—		1,139
FFO	$12,221	$12,594		$7,310

Per Share - Basic and Diluted	$1.76	$1.83		$1.07

(a) As prescribed by NAREIT.

(b) FFO excludes the distribution of proceeds to minority interest in the amount of approximately $6 million related to the refinancing of the loan for Pierre Towers, LLC, owned by S And A Commercial Associates Limited Partnership which is a consolidated subsidiary and the distribution of funds to minority interest in the amount of approximately $1.6 million received from Damascus Centre, LLC for funds which were previously held in escrow. See Note 5 to the consolidated financial statements for further details.

Adjusted Funds From Operations ("AFFO")
FFO	$12,221	$12,594	$7,310
Deferred rents (Straight lining)	(410)	(605)	(634)
Capital Improvements - Apartments	(685)	(738)	(798)
Lease termination fee	—	—	620
AFFO	$11,126	$11,251	$6,498

Per Share - Basic and Diluted	$1.60	$1.63	$0.95

Weighted Average Shares Outstanding:
Basic and Diluted	6,940	6,883	6,833

FFO and AFFO do not represent cash generated from operating activities in accordance with GAAP, and therefore should not be considered a substitute for net income as a measure of results of operations or for cash flow from operations as a measure of liquidity. Additionally, the application and calculation of FFO and AFFO by certain other REITs may vary materially from that of FREIT, and therefore FREIT’s FFO and AFFO may not be directly comparable to those of other REITs.

STOCK OPTION PLAN

On April 5, 2018, FREIT shareholders approved amendments to FREIT’s Equity Incentive Plan (the “Plan”) to (a) increase the number of shares reserved for issuance thereunder by an additional 300,000 shares and (b) further extend the term of the Plan from September 10, 2018 to September 10, 2028. As of October 31, 2019, 442,060 shares are available for issuance under the Plan.

On May 3, 2018, the Board approved the grant of an aggregate of 38,000 non-qualified share options under the Plan to two members of the Board who were appointed to the Board during Fiscal 2018. The options have an exercise price of $15.50 per share, will vest in equal annual installments over a 5-year period, and will expire 10 years from the date of grant, which will be May 2, 2028. (See Note 10 to FREIT’s consolidated financial statements for further details.)

On March 4, 2019, the Board approved the grant of an aggregate of 5,000 non-qualified share options under the Plan to the Chairman of the Board. The options have an exercise price of $15.00 per share, will vest in equal annual installments over a 5-year period and will expire 10 years from the date of grant, which will be March 3, 2029. (See Note 10 to FREIT’s consolidated financial statements for further details.)

DISTRIBUTIONS TO SHAREHOLDERS

Since its inception in 1961, FREIT has elected to be treated as a REIT for federal income tax purposes. In order to qualify as a REIT, FREIT must satisfy a number of highly technical and complex operational requirements, including a requirement that FREIT must distribute to its shareholders at least 90% of its REIT taxable income. Although cash used to make distributions reduces amounts available for capital investment, FREIT generally intends to distribute not less than the minimum of REIT taxable income necessary to satisfy the applicable REIT requirement as set forth in the Internal Revenue Code. With respect to the Jobs and Growth Tax Relief Reconciliation Act of 2003, the reduction of the tax rate on dividends does not apply to FREIT dividends other than capital gains dividends, which are subject to capital gains rates. FREIT’s policy is to pass on at least 90% of its ordinary taxable income to shareholders. FREIT’s taxable income is untaxed at the trust level to the extent distributed to shareholders. FREIT’s dividends of ordinary taxable income will be taxed as ordinary income to its shareholders and FREIT’s capital gains dividends will be taxed as capital gains to its shareholders. FREIT’s Board of Trustees evaluates the dividend to be paid (if any) on a quarterly basis. After careful consideration of FREIT’s Fiscal 2019 financial results, cash flow and projected cash needs, the Board of Trustees declared a fourth quarter dividend of $0.20 per share, which was paid on December 13, 2019 to shareholders of record on December 1, 2019. Specifically, over the course of the Trust’s history, the fourth quarter dividend takes into consideration the full fiscal year results, and as such, may not be indicative of future quarterly dividends. The Board will continue to evaluate the dividend on a quarterly basis.

The following tables list the quarterly dividends declared for the three most recent fiscal years and the dividends as a percentage of taxable income for those periods.

	Fiscal Years Ended October 31,
	2019	2018	2017
First Quarter	$0.150	$—	$0.15
Second Quarter	$0.125	$0.05	$—
Third Quarter	$0.125	$0.05	$—
Fourth Quarter	$0.200	$0.05	$—
Total For Year	$0.600	$0.15	$0.15

		(in thousands of dollars)						Dividends
Fiscal	Per	Total	Ordinary		Capital Gain	Taxable		as a % of
Year	Share	Dividends	Income-Tax Basis		Income-Tax Basis	Income		Taxable Income
2019	$0.60	$4,173	$3,150	*	$910	$2,700	*	154.6%
2018	$0.15	$1,035	$1,035		$—	$630		164.3%
2017	$0.15	$1,024	$—		$—	$—		0.0%
*Estimated

INFLATION

Inflation can impact the financial performance of FREIT in various ways. FREIT’s commercial tenant leases normally provide that the tenants bear all or a portion of most operating expenses, which can reduce the impact of inflationary increases on FREIT. Apartment leases are normally for a one-year term, which may allow FREIT to seek increased rents as leases renew or when new tenants are obtained, subject to prevailing market conditions.

ITEM 7A	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Liquidity and Capital Resources” and “Segment Information” in Item 7 above.

ITEM 8	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements and supplementary data of FREIT are submitted as a separate section of this Form 10-K. See "Index to Consolidated Financial Statements" on page 41 of this Form 10-K.

ITEM 9	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A	CONTROLS AND PROCEDURES

At the end of the period covered by this report, we carried out an evaluation of the effectiveness of the design and operation of FREIT’s disclosure controls and procedures. This evaluation was carried out under the supervision and with participation of FREIT’s management, including FREIT’s Chief Executive Officer and Chief Financial Officer, who concluded that FREIT’s disclosure controls and procedures are effective as of October 31, 2019. The Company implemented a new accounting and reporting system and updated the relevant controls in the third quarter of Fiscal 2019. The change in FREIT’s internal control over financial reporting during the period covered by this report has neither materially affected, nor is reasonably likely to materially affect, FREIT’s internal control over financial reporting.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in FREIT’s reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in FREIT’s reports filed under the Exchange Act is accumulated and communicated to management, including FREIT’s Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting — FREIT’s management, under the supervision of FREIT’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act). Management evaluated the effectiveness of FREIT’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that FREIT’s internal control over financial reporting was effective as of October 31, 2019. EisnerAmper LLP, FREIT’s independent registered public accounting firm for Fiscal 2019, audited FREIT’s financial statements contained in this Form 10-K, and has issued the attestation report on FREIT’s internal control over financial reporting provided on the following page.

Changes in Internal Control Over Financial Reporting — FREIT’s management, with the participation of FREIT’s Chief Executive Officer and Chief Financial Officer, has evaluated whether any change in FREIT’s internal control over financial reporting occurred during the fourth quarter of Fiscal 2019. Based on that evaluation, management concluded that there has been no change in FREIT’s internal control over financial reporting during the fourth quarter of Fiscal 2019 that has materially affected, or is reasonably likely to materially affect, FREIT’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Shareholders

First Real Estate Investment Trust of New Jersey

Opinion on Internal Control over Financial Reporting

We have audited First Real Estate Investment Trust of New Jersey and Subsidiaries' (the "Company") internal control over financial reporting as of October 31, 2019, based on criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2019, based on criteria established in the Internal Control - Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of First Real Estate Investment Trust of New Jersey and Subsidiaries as of October 31, 2019 and 2018, and the related consolidated statements of income, comprehensive (loss) income, equity, and cash flows for each of the years in the three-year period ended October 31, 2019, and the related notes and the financial statement schedule identified in Item 15 and our report dated January 21, 2020 expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

An entity's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and trustees of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ EisnerAmper LLP

EISNERAMPER LLP

New York, New York

January 21, 2020

ITEM 9B	OTHER INFORMATION

None.

PART III

Certain information required by Part III is incorporated by reference to FREIT's definitive proxy statement (the "Proxy Statement") to be filed with the Securities and Exchange Commission no later than 120 days after the end of FREIT's fiscal year covered by this Annual Report. Only those sections of the Proxy Statement that specifically address the items set forth in this Annual Report are incorporated by reference from the Proxy Statement into this Annual Report.

ITEM 10	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated herein by reference to the sections titled "Election of Trustees" and “Section 16(a) Beneficial Ownership Reporting Compliance" in FREIT's Proxy Statement for its Annual Meeting to be held in April 2020.

ITEM 11	EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the section titled “Executive Compensation" in FREIT's Proxy Statement for its Annual Meeting to be held in April 2020.

ITEM 12	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference to the section titled "Security Ownership of Certain Beneficial Owners and Management" in FREIT's Proxy Statement for its Annual Meeting to be held in April 2020.

ITEM 13	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to the section titled "Certain Relationships and Related Party Transactions; Director Independence" in FREIT's Proxy Statement for its Annual Meeting to be held in April 2020.

ITEM 14	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the sections titled “Audit Fees,” “Audit-Related Fees,” “Tax Fees” and “All Other Fees” contained in FREIT’s Proxy Statement for its Annual Meeting to be held in April 2020.

PART IV

ITEM 15:	EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULES

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, FREIT has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

First Real Estate Investment Trust of New Jersey

Dated: January 21, 2020	By: /s/ Robert S. Hekemian, Jr.
Robert S. Hekemian, Jr. President and Chief Executive Officer (Principal Executive Officer)
By: /s/ Allan Tubin
Allan Tubin Chief Financial Officer and Treasurer (Principal Financial/Accounting Officer)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Robert S. Hekemian, Jr. and Allan Tubin his true and lawful attorney-in-fact and agent for him and in his name, place an stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this report to be signed by the following persons in the capacities and on the dates stated.

Signatures	Title	Date
/s/ Robert S. Hekemian, Jr.	President, Chief Executive Officer	January 21, 2020
Robert S. Hekemian, Jr.	(Principal Executive Officer) and Trustee
/s/ Allan Tubin	Chief Financial Officer and	January 21, 2020
Allan Tubin	Treasurer (Principal Financial / Accounting Officer)
/s/ Ronald J. Artinian	Chairman of the Board and Trustee	January 21, 2020
Ronald J. Artinian
/s/ David F. McBride	Trustee	January 21, 2020
David F. McBride
/s/ John A. Aiello	Trustee	January 21, 2020
John A. Aiello
/s/ Justin F. Meng	Trustee	January 21, 2020
Justin F. Meng
/s/ David B. Hekemian	Trustee	January 21, 2020
David Hekemian
/s/ Richard J. Aslanian	Trustee	January 21, 2020
Richard J. Aslanian

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Shareholders of

First Real Estate Investment Trust of New Jersey

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of First Real Estate Investment Trust of New Jersey and Subsidiaries (the "Company") as of October 31, 2019 and 2018, and the related consolidated statements of income, comprehensive (loss) income, equity, and cash flows for each of the years in the three-year period ended October 31, 2019, and the related notes and the financial statement schedule identified in Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of October 31, 2019 and 2018, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of October 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated January 21, 2020 expressed an unqualified opinion.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ EisnerAmper LLP

We have served as the Company's auditor since 2006.

EISNERAMPER LLP

New York, New York

January 21, 2020

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	October 31,
	2019	2018
	(In Thousands of Dollars)
ASSETS

Real estate, at cost, net of accumulated depreciation	$330,108	$344,532
Construction in progress	395	159
Cash and cash equivalents	38,075	21,747
Tenants' security accounts	2,278	2,212
Receivables arising from straight-lining of rents	4,374	3,964
Accounts receivable, net of allowance for doubtful accounts of $379 and
$276 as of October 31, 2019 and 2018, respectively	1,741	1,436
Secured loans receivable	5,053	4,862
Prepaid expenses and other assets	5,951	6,034
Deferred charges, net	2,643	2,693
Interest rate cap and swap contracts	—	4,434
Total Assets	$390,618	$392,073

LIABILITIES AND EQUITY

Liabilities:
Mortgages payable	$352,790	$350,504
Less unamortized debt issuance costs	2,886	3,498
Mortgages payable, net (Note 5)	349,904	347,006

Due to affiliate	5,705	5,417
Deferred trustee compensation payable	7,610	8,457
Accounts payable and accrued expenses	3,097	1,910
Dividends payable	1,357	338
Tenants' security deposits	3,381	3,232
Deferred revenue	1,390	1,369
Interest rate swap contract	2,126	—
Total Liabilities	374,570	367,729

Commitments and contingencies (Note 7)

Equity:
Common equity:
Shares of beneficial interest without par value:
8,000,000 shares authorized; 6,993,152 shares issued plus 192,122 and	28,847	28,288
157,395 vested share units granted to Trustees at October 31, 2019 and 2018, respectively
Treasury stock, at cost: 206,408 and 235,536 shares at October 31, 2019	(4,330)	(4,941)
and 2018, respectively
Dividends in excess of net income	(6,762)	(4,376)
Accumulated other comprehensive (loss) income	(2,040)	2,517
Total Common Equity	15,715	21,488
Noncontrolling interests in subsidiaries	333	2,856
Total Equity	16,048	24,344
Total Liabilities and Equity	$390,618	$392,073

See Notes to Consolidated Financial Statements.

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended October 31,
	2019	2018	2017
	(In Thousands of Dollars, Except Per Share Amounts)
Revenue:
Rental income	$53,326	$51,267	$45,357
Reimbursements	6,429	6,093	5,597
Sundry income	522	637	680
Total revenue	60,277	57,997	51,634

Expenses:
Operating expenses	17,917	16,245	15,848
Lease termination fee	—	—	620
Management fees	2,603	2,547	2,375
Real estate taxes	9,591	8,396	10,139
Depreciation	11,339	11,515	10,669
Total expenses	41,450	38,703	39,651

Operating income	18,827	19,294	11,983

Investment income	360	267	206
Unrealized (loss) gain on interest rate cap contract	(160)	72	—
Gain on sale of property	836	—	15,395
Loan prepayment costs relating to property sale	—	—	(1,139)
Interest expense including amortization
of deferred financing costs	(18,070)	(18,667)	(15,762)
Net income	1,793	966	10,683

Net (income) loss attributable to noncontrolling
interests in subsidiaries	(6)	517	2,433

Net income attributable to common equity	$1,787	$1,483	$13,116

Earnings per share - basic and diluted:	$0.26	$0.21	$1.92

Weighted average shares outstanding:
Basic and diluted	6,940	6,883	6,833

See Notes to Consolidated Financial Statements.

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Years Ended October 31,
	2019	2018	2017
	(In Thousands of Dollars)

Net income	$1,793	$966	$10,683

Other comprehensive (loss) income:
Unrealized (loss) gain on interest rate swap contracts
before reclassifications	(6,081)	3,043	2,424
Amount reclassified from accumulated other
comprehensive income to interest expense	(319)	70	528
Net unrealized (loss) gain on interest rate swap contracts	(6,400)	3,113	2,952
Comprehensive (loss) income	(4,607)	4,079	13,635
Net (income) loss attributable to noncontrolling interests	(6)	517	2,433
Other comprehensive income (loss):
Unrealized loss (gain) on interest rate swap contracts
attributable to noncontrolling interests	1,843	(880)	(978)
Comprehensive income (loss) attributable to noncontrolling interests	1,837	(363)	1,455
Comprehensive (loss) income attributable to common equity	$(2,770)	$3,716	$15,090

See Notes to Consolidated Financial Statements.

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Common Equity
	Shares of Beneficial Interest	Treasury Stock at Cost	Dividends in Excess of Net Income	Accumulated Other Comprehensive Income (Loss)	Total Common Equity	Noncontrolling Interests	Total Equity
	(In Thousands of Dollars, Except Share and Per Share Amounts)

Balance at October 31, 2016	$26,713	$(5,273)	$(16,916)	$(1,690)	$2,834	$12,627	$15,461

Stock based compensation expense	122				122		122

Vested share units granted to Trustees	816				816		816

Distributions to noncontrolling interests					—	(420)	(420)

Net income (loss)			13,116		13,116	(2,433)	10,683

Dividends declared, including $13 payable in share units ($0.15 per share)			(1,024)		(1,024)		(1,024)

Net unrealized gain on interest rate swaps				1,974	1,974	978	2,952

Balance at October 31, 2017	27,651	(5,273)	(4,824)	284	17,838	10,752	28,590

Stock based compensation expense	130				130		130

Vested share units granted to Trustees and consultant	839				839		839

Vested share units issued to consultant and retired Trustee *	(332)	332			—		—

Distributions to noncontrolling interests					—	(8,259)	(8,259)

Net income (loss)			1,483		1,483	(517)	966

Dividends declared, including $21 payable in share units ($0.15 per share)			(1,035)		(1,035)		(1,035)

Net unrealized gain on interest rate swaps				2,233	2,233	880	3,113

Balance at October 31, 2018	28,288	(4,941)	(4,376)	2,517	21,488	2,856	24,344

Stock based compensation expense	124				124		124

Vested share units granted to Trustees and consultant	1,046				1,046		1,046

Vested share units issued to consultant and retired Trustees *	(611)	611			—		—

Distributions to noncontrolling interests					—	(686)	(686)

Net income			1,787		1,787	6	1,793

Dividends declared, including $106 payable in share units ($0.60 per share)			(4,173)		(4,173)		(4,173)

Net unrealized loss on interest rate swaps				(4,557)	(4,557)	(1,843)	(6,400)

Balance at October 31, 2019	$28,847	$(4,330)	$(6,762)	$(2,040)	$15,715	$333	$16,048

 * Represents the issuance of treasury shares to consultant and retired Trustee(s) for share units earned.

See Notes to Consolidated Financial Statements.

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended October 31,
	2019	2018	2017
	(In Thousands of Dollars)
Operating activities:
Net income	$1,793	$966	$10,683
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	11,339	11,515	10,669
Amortization	1,750	1,789	1,932
Unrealized loss (gain) on interest rate cap contract	160	(72)	—
Stock based compensation expense	124	130	122
Trustee fees, consultant fee and related interest paid in stock units	940	818	803
Gain on sale of property	(836)	—	(15,395)
Deferred rents - straight line rent	(410)	(605)	(634)
Bad debt expense	263	198	196
Changes in operating assets and liabilities:
Tenants' security accounts	149	272	142
Accounts receivable, prepaid expenses and other assets	(1,537)	(371)	(4,160)
Accounts payable, accrued expenses and deferred
trustee compensation	64	(1,808)	(1,021)
Deferred revenue	21	93	142
Net cash provided by operating activities	13,820	12,925	3,479
Investing activities:
Proceeds from sale of property, net	7,060	—	16,100
Capital improvements - existing properties	(3,087)	(5,335)	(10,058)
Acquisition of Station Place	—	(19,550)	—
Proceeds from payment of secured loans receivable inclusive of accrued interest	—	1,870	—
Net cash provided by (used in) investing activities	3,973	(23,015)	6,042
Financing activities:
Repayment of mortgages and construction loan	(26,529)	(148,680)	(34,254)
(Repayment of)/proceeds from credit line	—	(3,121)	3,121
Proceeds from mortgage loan refinancings	28,815	166,520	23,500
Proceeds from acquisition mortgage loan	—	12,350	—
Proceeds from construction loan	—	—	1,349
Deferred financing costs	(539)	(2,685)	(640)
Interest rate cap contract cost	—	(88)	—
Dividends paid	(3,048)	(676)	(3,033)
Due to affiliate	288	245	5,172
Distributions to noncontrolling interests	(686)	(8,259)	(420)
Net cash (used in) provided by financing activities	(1,699)	15,606	(5,205)
Net increase in cash, cash equivalents and restricted cash	16,094	5,516	4,316
Cash, cash equivalents and restricted cash, beginning of year	26,394	20,878	16,562
Cash, cash equivalents and restricted cash, end of year	$42,488	$26,394	$20,878

Supplemental disclosure of cash flow data:
Interest paid, net of amounts capitalized including $1,139 in loan prepayment costs related to property sale in 2017	$16,337	$17,040	$15,160
Supplemental schedule of non cash activities:
Investing activities:
Accrued capital expenditures, construction costs, pre-development costs and interest	$157	$82	$413
Financing activities:
Dividends declared but not paid	$1,357	$338	$—
Dividends paid in share units	$106	$21	$13

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheet:

Cash and cash equivalents	$38,075	$21,747	$7,899
Tenants' security accounts	2,278	2,212	2,007
Qualified intermediary deposit	—	—	6,965
Mortgage escrows (included in prepaid expenses and other assets)	2,135	2,435	4,007
Total cash, cash equivalents and restricted cash	$42,488	$26,394	$20,878

See Notes to Consolidated Financial Statements.

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and significant accounting policies:

Organization:

First Real Estate Investment Trust of New Jersey ("FREIT" or the “Company”) was organized on November 1, 1961 as a New Jersey Business Trust. FREIT is engaged in owning residential and commercial income producing properties located primarily in New Jersey, Maryland and New York.

FREIT has elected to be taxed as a Real Estate Investment Trust under the provisions of Sections 856-860 of the Internal Revenue Code, as amended. Accordingly, FREIT does not pay federal income tax on income whenever income distributed to shareholders is equal to at least 90% of real estate investment trust taxable income. Further, FREIT pays no federal income tax on capital gains distributed to shareholders.

FREIT is subject to federal income tax on undistributed taxable income and capital gains. FREIT may make an annual election under Section 858 of the Internal Revenue Code to apply part of the regular dividends paid in each respective subsequent year as a distribution for the immediately preceding year.

Recently issued accounting standards:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers”, which is codified as ASC 606 and effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2017. ASC 606 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry specific guidance.

On November 1, 2018, FREIT adopted ASU No. 2014-09 using the modified retrospective approach. Since FREIT’s primary source of revenue is operating leases, which fall under the scope of “Leases, Topic 840” and will be under the scope of “Leases, Topic 842” once adopted in November 2019, the adoption of ASU No. 2014-09 did not have a significant impact on its consolidated financial statements and footnote disclosures. Additionally, the Company has elected to adopt the practical expedient under ASU 2018-11, to not separate nonlease components from the associated lease and, instead, to account for those non-lease components as a single lease component if the nonlease components otherwise would be accounted for under the new revenue guidance. The adoption of ASU No. 2014-09 did not have a significant impact on the consolidated financial statements and FREIT did not record any cumulative adjustment as of the adoption date of November 1, 2018 in connection with the implementation of ASU No. 2014-09.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”, which supersedes the existing guidance for lease accounting, “Leases (Topic 840)”. ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years with early adoption permitted. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. The Leasing Standard was amended by ASU 2018-11, “Targeted Improvements (the “Practical Expedient Amendment”)” in July of 2018 by allowing lessors to elect to combine lease and associated nonlease components, by classes of underlying asset, in contracts meeting certain criteria. The Company expects to qualify for the practical expedient as allowed by the Practical Expedient Amendment. Given that this standard has minimal impact on real estate operating lessors, FREIT does not expect the adoption of this new accounting guidance to have a significant impact on its consolidated financial statements and footnote disclosures. Based on this new accounting guidance, the Company will no longer be able to capitalize certain leasing costs, such as legal expenses, as it relates to activities before a lease is entered into.

In June 2016, the FASB issued ASU No. 2016-13 "Financial Instruments – Credit Losses (Topic 326)", which amends the current approach to estimate credit losses on certain financial assets, including trade and other receivables, available-for-sale securities, and other financial instruments. Generally, this amendment requires entities to establish a valuation allowance for the expected lifetime losses of these certain financial assets. Subsequent changes in the valuation allowance are recorded in current earnings and reversal of previous losses are permitted. Currently, U.S. GAAP requires entities to write down credit losses only when losses are probable and loss reversals are not permitted. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. FREIT does not expect the adoption of this new accounting guidance to have a significant impact on its consolidated financial statements and footnote disclosures.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires companies to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 and interim periods within those years and early adoption is permitted including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. FREIT adopted this new accounting guidance in the first quarter of Fiscal 2019, which changed the presentation of cash and cash equivalents to include restricted cash on the consolidated statement of cash flows.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations: Clarifying the Definition of a Business”, which amends guidance that assists preparers in evaluating whether a transaction will be accounted for as an acquisition of an asset or a business, likely resulting in more acquisitions being accounted for as asset acquisitions. There are certain differences in accounting under these models, including the capitalization of transaction expenses and application of a cost accumulation model in an asset acquisition. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those periods with early adoption permitted for certain transactions. Early application of this new accounting guidance is allowed for transactions for which the acquisition date occurs before the effective date of the amendment, only when the transaction has not been previously reported in financial statements. FREIT acquired a new property, Station Place, located in Red Bank, New Jersey on December 7, 2017. As such, FREIT early adopted this new accounting guidance in the first quarter of Fiscal 2018 and accounted for this transaction as an acquisition of an asset capitalizing approximately $550,000 of transaction expenses.

In August 2017, the FASB issued ASU 2017-12, “Targeted Improvements to Accounting for Hedging Activities to ASC Topic 815, Derivatives and Hedging ("ASC 815")” which amends the hedge accounting recognition and presentation requirements in ASC 815. The update is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting and increase transparency as to the scope and results of hedge programs. ASU 2017-12 requires subsequent changes in fair value of a hedging instrument that has been designated and qualifies as a cash flow hedge to be recognized as a component of "other comprehensive income (loss)." ASU 2017-12 is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2018, with early adoption permitted. FREIT does not expect the adoption of this new accounting guidance to have a significant impact on its consolidated financial statements and footnote disclosures.

The SEC's Disclosure Update and Simplification rule (Release 33-10532) amends the interim financial statement requirements to require a reconciliation of changes in stockholders' equity in the notes or as a separate statement. This analysis should reconcile the beginning balance to the ending balance of each caption in stockholders' equity for each period for which an income statement is required to be filed and comply with the remaining content requirements of Rule 3-04 of Regulation S-X. As a result, registrants will have to provide the reconciliation for both the year-to-date and quarterly periods and comparable periods in Form 10-Q but only for the year-to-date periods in registration statements. The rule does not prescribe the format of the presentation as long as the appropriate periods are provided. Per a Compliance and Disclosure Interpretation (Q 105.09, Exchange Act Forms, 10-Q), "The amendments are effective for all filings made on or after November 5, 2018. In light of the timing of effectiveness of the amendments and proximity of effectiveness to the filing date for most filers' quarterly reports, the staff would not object if the filer's first presentation of the changes in shareholders' equity is included in its Form 10-Q for the quarter that begins after the effective date of the amendments." This essentially made the requirements effective for the Company's first quarter 2019 filing. FREIT has adopted this guidance in the first quarter of Fiscal 2019 by presenting a reconciliation of changes in stockholders’ equity for the current and prior period as a separate statement.

Principles of consolidation:

The consolidated financial statements include the accounts of FREIT and the following subsidiaries in which FREIT has a controlling financial interest, including two LLCs in which FREIT is the managing member with a 40% ownership interest:

Subsidiary	Owning Entity	% Ownership	Year Acquired/Organized

Westwood Hills, LLC	FREIT	40%	1994
S and A Commercial Associates Limited Partnership ("S and A")	FREIT	65%	2000
Wayne PSC, LLC	FREIT	40%	2002
Damascus Centre, LLC	FREIT	70%	2003
Pierre Towers, LLC	S and A	100%	2004
Grande Rotunda, LLC	FREIT	60%	2005
WestFREIT, Corp	FREIT	100%	2007
FREIT Regency, LLC	FREIT	100%	2014
Station Place on Monmouth, LLC	FREIT	100%	2017
Berdan Court, LLC	FREIT	100%	2019

The consolidated financial statements include 100% of each subsidiary’s assets, liabilities, operations and cash flows, with the interests not owned by FREIT reflected as "noncontrolling interests in subsidiaries”. All significant inter-company accounts and transactions have been eliminated in consolidation.

Reclassification:

Certain prior year balance sheet accounts have been reclassified to conform to the current year presentation.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

Financial instruments that potentially subject FREIT to concentrations of credit risk consist primarily of cash and cash equivalents. FREIT considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. FREIT maintains its cash and cash equivalents in bank and other accounts, the balances of which, at times, may exceed federally insured limits.

Real estate development costs:

It is FREIT’s policy to capitalize pre-development costs, which generally include legal and other professional fees and other directly related third-party costs. Real estate taxes and interest costs incurred during the development and construction phases are also capitalized. FREIT ceases capitalization of these costs when the project or portion thereof becomes operational, or when construction has been postponed. In the event of a postponement, capitalization of these costs will recommence once construction on the project resumes.

Depreciation:

Real estate and equipment are depreciated on the straight-line method by annual charges to operations calculated to absorb costs of assets over their estimated useful lives.

Impairment of long-lived assets:

Impairment losses on long-lived assets, such as real estate and equipment, are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts. For the fiscal years ended October 31, 2019, 2018 and 2017, there were no impairments of long-lived assets.

Deferred charges:

Deferred charges consist of leasing commissions which are amortized on the straight-line method over the terms of the applicable leases.

Debt issuance costs:

Debt issuance costs are amortized on the straight-line method by annual charges to income over the terms of the mortgages. Amortization of such costs is included in interest expense and approximated $1,139,000, $1,050,000 and $1,298,000 in 2019, 2018 and 2017, respectively. Unamortized debt issuance costs are a direct deduction from mortgages payable on the consolidated balance sheets.

Revenue recognition:

Income from leases is recognized on a straight-line basis regardless of when payment is due. Lease agreements between FREIT and commercial tenants generally provide for additional rentals and reimbursements based on such factors as increases in real estate taxes, Consumer Price Indices, common area maintenance charges and percentage of tenants' sales in excess of specified volumes. These additional rentals are generally included in income when reported to FREIT when earned, or ratably over the appropriate period.

Interest rate cap and swap contracts:

FREIT utilizes derivative financial instruments to reduce interest rate risk. FREIT does not hold or issue derivative financial instruments for trading purposes. FREIT recognizes all derivatives as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. Changes in fair value of those instruments, which qualify as effective cash flow hedges, are reported in other comprehensive income. Changes in fair value of those instruments, which do not qualify as effective cash flow hedges for accounting purposes, are reported in the statement of income (see Note 6 to FREIT’s consolidated financial statements).

Advertising:

FREIT expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations amounted to approximately $281,000, $296,000 and $386,000 in 2019, 2018 and 2017, respectively.

Stock-based compensation:

FREIT has a stock-based compensation plan that was approved by FREIT’s Board of Trustees (the “Board”), and ratified by FREIT’s shareholders. Stock based awards under the plan to employees are accounted for based on their grant-date fair value (see Note 10 to FREIT’s consolidated financial statements). Stock-based awards to nonemployees are accounted for based on the fair value of the equity instruments on the vesting date.

Note 2 – Property dispositions:

On June 12, 2017, FREIT sold its Hammel Gardens property, a residential property located in Maywood, New Jersey, for a sale price of $17 million. The sale of this property, which had a carrying value of approximately $0.7 million, resulted in a capital gain of approximately $15.4 million net of sales fees and commissions. As a result of this sale, FREIT incurred a loan prepayment cost of approximately $1.1 million and paid off the related mortgage on the Hammel Gardens property in the amount of approximately $8 million from the proceeds of the sale. FREIT structured this sale in a manner that qualified it as a like-kind exchange of real estate pursuant to Section 1031 of the Internal Revenue Code. The 1031 exchange transaction resulted in a deferral for income tax purposes of the $15.4 million capital gain. The net proceeds from this sale, which were approximately $7 million, were held in escrow until a replacement property was purchased. A replacement property to complete this like-kind exchange was acquired on December 7, 2017, and the sale proceeds held in escrow were applied to the purchase price of such property (See Note 3 to FREIT’s consolidated financials for further details).

On February 8, 2019, FREIT sold a commercial building, formerly occupied as a Pathmark supermarket in Patchogue, New York for a sales price of $7.5 million. The sale of this property, which had a carrying value of approximately $6.2 million, resulted in a gain of approximately $0.8 million net of sales fees and commissions. Net cash proceeds of approximately $2 million were realized after paying off the related mortgage on this property in the amount of approximately $5.2 million. FREIT distributed and paid approximately $676,000 of this gain by way of a one-time special dividend in connection with and in anticipation of the closing of the sale of the Patchogue property of $0.10 per share. The sale of this property eliminates an operating loss of approximately $0.8 million ($0.12 per share) incurred, annually, since Pathmark vacated the building in December 2015.

As the disposal of the Hammel Gardens and Patchogue properties did not represent a strategic shift that would have a major impact on FREIT’s operations or financial results, the properties’ operations were not reflected as discontinued operations in the accompanying consolidated financial statements.

Note 3 – Property acquisition:

On December 7, 2017, FREIT completed the acquisition of Station Place, a residential apartment complex consisting of one building with 45 units, located in Red Bank, New Jersey through Station Place on Monmouth, LLC (FREIT’s 100% owned consolidated subsidiary). FREIT identified Station Place as the replacement property for the Hammel Gardens property located in Maywood, New Jersey that FREIT sold on June 12, 2017, which completed the like-kind exchange pursuant to Section 1031 of the Internal Revenue Code. (See Note 2 to FREIT’s consolidated financial statements). Station Place is part of FREIT’s residential segment. The acquisition cost was $19,550,000 (inclusive of approximately $550,000 of transaction costs capitalized as part of the asset acquisition), which was funded in part with $7 million in net proceeds from the sale of the Hammel Gardens property, and the remaining balance of $12,350,000 (inclusive of the transaction costs) was funded by Station Place on Monmouth, LLC through long-term financing for this property from Provident Bank.

The acquisition cost of $19.6 million has been allocated as follows: $10.8 million to the building and $8.8 million to the land.

Note 4 - Real estate:

Real estate consists of the following:

	Range of
	Estimated	October 31,
	Useful Lives	2019	2018
		(In Thousands of Dollars)
Land		$84,097	$86,225
Unimproved land		405	405
Apartment buildings	7-40 years	202,486	201,793
Commercial buildings/shopping centers	5-40 years	159,186	165,986
Equipment/Furniture	5-15 years	2,297	2,090
Total real estate, gross		448,471	456,499
Less: accumulated depreciation		118,363	111,967
Total real estate, net		$330,108	$344,532

Note 5 – Mortgages payable and credit line:

	October 31, 2019		October 31, 2018
	Principal	Unamortized Debt Issuance Costs	Principal	Unamortized Debt Issuance Costs
	(In Thousands of Dollars)		(In Thousands of Dollars)
Rockaway, NJ (A)	$15,615	$51	$16,152	$80
Westwood, NJ (B)	18,973	103	19,611	134
Patchogue, NY (C)	—	—	5,231	15
Wayne, NJ (D)	28,815	475	17,334	18
River Edge, NJ (E)	10,021	70	10,243	87
Red Bank, NJ (F)	12,350	123	12,350	138
Westwood, NJ (G)	19,617	34	20,134	67
Wayne, NJ (H)	23,737	240	24,432	274
Hackensack, NJ (I)	48,000	509	48,000	572
Damascus, MD (J)	19,354	231	19,865	296
Middletown, NY (K)	15,588	170	15,922	203
Total fixed rate	212,070	2,006	209,274	1,884
Frederick, MD (L)	22,200	28	22,710	70
Baltimore, MD (M)	118,520	800	118,520	1,439
Line of credit - Provident Bank (N)	—	52	—	105
Total variable rate	140,720	880	141,230	1,614
Total	$352,790	$2,886	$350,504	$3,498

(A)	Payable in monthly installments of $115,850 including interest at 5.37% through February 2022 at which time the outstanding balance is due. The mortgage is secured by a residential building in Rockaway, New Jersey having a net book value of approximately $15,276,000 as of October 31, 2019.
(B)

On January 14, 2013, FREIT refinanced its Westwood Plaza mortgage loan in the amount of $8.0 million, with a new mortgage loan in the amount of $22,750,000, which is payable in monthly installments of $129,702 including interest at 4.75% through January 2023 at which time the outstanding balance is due. The new mortgage is secured by a retail building in Westwood, New Jersey having a net book value of approximately $7,121,000 as of October 31, 2019.

(C)	The loan, modified effective January 1, 2016, was reduced to interest only payments based on a rate of 4.5% resulting in monthly payments of approximately $19,600. This loan became due on March 1, 2018 and operated under the same terms and conditions of the then existing agreement until the property was sold on February 8, 2019. A portion of the proceeds from the sale were used to pay-off the $5.2 million then outstanding balance plus accrued interest and fees.
(D)

On August 26, 2019, Berdan Court, LLC (“Berdan Court”), (owned 100% by FREIT), refinanced its $17 million loan (which matured on September 1, 2019) with the lender in the amount of $28,815,000. This refinancing resulted in: (i) a reduction in the annual interest rate from a fixed rate of 6.09% to a fixed rate of 3.54% and (ii) net refinancing proceeds of approximately $11.6 million which can be used for capital expenditures and general corporate purposes.

The loan is interest-only for the first five years of the term with monthly installments of approximately $85,004 each month through September 1, 2024. Thereafter, monthly installments of principal plus interest totaling approximately $130,036 will be required each month until September 1, 2029 at which time the unpaid balance is due. The mortgage is secured by an apartment building in Wayne, New Jersey having a net book value of approximately $1,622,000 as of October 31, 2019.

(E)	On November 19, 2013, FREIT refinanced mortgage loans scheduled to mature on December 1, 2013 with a new mortgage loan in the amount of $11,200,000 payable in monthly installments of $57,456 including interest at 4.54% through December 1, 2023 at which time the outstanding balance is due. The mortgage is secured by an apartment building in River Edge, New Jersey having a net book value of approximately $755,000 as of October 31, 2019.
(F)

On December 7, 2017, Station Place on Monmouth, LLC (owned 100% by FREIT) closed on a mortgage loan in the amount of $12,350,000 held by Provident Bank to purchase the Station Place property in Red Bank, New Jersey (see Note 3 to FREIT’s consolidated financial statements). Interest-only payments are required each month for the first two years of the term and thereafter, principal payments plus accrued interest will be required each month through maturity. The loan bears a floating interest rate equal to 180 basis points over the one-month BBA LIBOR with a maturity date of December 15, 2027. In order to minimize interest rate volatility during the term of the loan, Station Place on Monmouth, LLC entered into an interest rate swap agreement that, in effect, converted the floating interest rate to a fixed interest rate of 4.35% over the term of the loan. (See Note 6 to FREIT’s consolidated financial statements for additional information relating to the interest rate swap.) The mortgage is secured by an apartment building in Red Bank, New Jersey having a net book value of approximately $19,035,000 as of October 31, 2019.

On January 21, 2019, Station Place on Monmouth, LLC entered into a modification agreement with Provident Bank. The material terms of the modification were: (i) FREIT guarantees $2,350,000 of the outstanding principal balance of the loan; and (ii) the loan’s Debt Service Coverage Ratio (“DSCR”) covenants are reduced to a single test that will be tested semi-annually (commencing with the six-month period ending April 30, 2019) and require a DSCR of 1.2 / 1.0 based on actual debt service. Prior to this modification, the loan’s DSCR covenants were calculated using the greater of the actual debt service or other hypothetical debt service measures, as provided in the loan agreement, that were to be tested quarterly. As previously disclosed in FREIT’s current report on Form 8-K filed with the SEC on January 24, 2019, Station Place had not been in compliance with the loan covenants as of October 31, 2018, and the modification waives all previous non-compliance. If the DSCR should fall below 1.2 / 1.0, Provident Bank, at its discretion, may require a current appraisal of the Station Place property. If the loan balance exceeds 85% loan-to-value (“L-T-V”) based on the appraised value, Station Place may be required to resize the loan to bring the L-T-V into compliance by paying down the outstanding principal balance of the loan, posting a letter of credit, or providing additional collateral to Provident Bank. As of October 31, 2019, Station Place was in compliance with this covenant.
(G)	Payable in monthly installments of $120,752 including interest of 4.62% through November 1, 2020 at which time the outstanding balance is due. The mortgage is secured by an apartment building in Westwood, New Jersey having a net book value of approximately $8,934,000 as of October 31, 2019.
(H)	On September 29, 2016, Wayne PSC, LLC refinanced its $24,200,000 mortgage loan held by Metropolitan Life Insurance Company, with a new mortgage loan from People’s United Bank in the amount of $25,800,000. The new loan bears a floating interest rate equal to 220 basis points over the one-month BBA LIBOR with a maturity date of October 1, 2026. In order to minimize interest rate volatility during the term of the loan, Wayne PSC, LLC entered into an interest rate swap agreement that, in effect, converted the floating interest rate to a fixed interest rate of 3.625% over the term of the loan. This refinancing resulted in: (i) a reduction in interest rate from 6.04% to 3.625% and (ii) net refinancing proceeds of approximately $1 million that were distributed to the partners in Wayne PSC, LLC with FREIT receiving $0.4 million based on it 40% membership interest in Wayne PSC, LLC. (See Note 6 to FREIT’s consolidated financial statements for additional information relating to the interest rate swap.) The mortgage is secured by a shopping center in Wayne, New Jersey having a net book value of approximately $24,787,000 as of October 31, 2019 including approximately $0.4 million classified as construction in progress.
(I)

On January 8, 2018, Pierre Towers, (which is owned by S And A Commercial Associates Limited Partnership (“S&A”), a consolidated subsidiary of FREIT), refinanced its $29.1 million loan held by State Farm with a new mortgage loan from New York Life Insurance in the amount of $48 million. Pierre Towers paid New York Life Insurance a good faith deposit in the amount of $960,000 which was reimbursed by New York Life when the loan closed in January 2018. This refinancing resulted in: (i) a reduction in the annual interest rate from a fixed rate of 5.38% to a fixed rate of 3.88%; and (ii) net refinancing proceeds of approximately $17.2 million (after giving effect to a $1.2 million loan prepayment cost to pay-off the loan held by State Farm) that were distributed to the partners in S&A with FREIT receiving approximately $11.2 million, based on its 65% membership interest in S&A, which can be used for capital expenditures and general corporate purposes.

The loan is interest-only for the first five years of the term with monthly installments of $155,200 each month through January 2023. Thereafter, monthly installments of principal plus interest totaling $225,851 will be required each month until January 2028 at which time the unpaid balance is due. The mortgage is secured by an apartment building in Hackensack, New Jersey having a net book value of approximately $36,661,000 as of October 31, 2019.

(J)

On December 26, 2012, Damascus Centre, LLC refinanced its construction loan with long-term financing provided by People’s United Bank and the first tranche of the new loan was taken down in the amount of $20 million. Based on leasing and net operating income at the shopping center, People’s United Bank agreed to a take down of the second tranche of this loan on April 22, 2016 in the amount of $2,320,000, of which approximately $470,000 was readily available and the remaining $1,850,000 was held in escrow. In July 2018, these funds totaling $1,850,000 were released from escrow by the bank and became readily available to Damascus Centre, LLC. Damascus Centre, LLC distributed amounts due to FREIT and certain members of Damascus 100.

The loan has a maturity date of January 3, 2023 and bears a floating interest rate equal to 210 points over the one-month BBA LIBOR. In order to minimize interest rate volatility during the term of this loan, Damascus Centre, LLC entered into an interest rate swap agreement that, in effect, converted the floating interest rate to a fixed interest rate on each tranche of this loan, resulting in a fixed rate of 3.81% over the term of the first tranche of this loan and a fixed rate of 3.53% over the term of the second tranche of this loan. (See Note 6 to FREIT’s consolidated financial statements for additional information relating to the interest rate swaps.) The shopping center securing the loan has a net book value of approximately $26,136,000 as of October 31, 2019.

(K)	On December 29, 2014, FREIT Regency, LLC closed on a $16.2 million mortgage loan with Provident Bank. The loan bears a floating interest rate equal to 125 basis points over the one-month BBA LIBOR and the loan will mature on December 15, 2024. Interest-only payments had been required each month through December 15, 2017 and thereafter, principal payments of $27,807 (plus accrued interest) are required each month through maturity. In order to minimize interest rate volatility during the term of the loan, FREIT Regency, LLC entered into an interest rate swap agreement that, in effect, converted the floating interest rate to a fixed interest rate of 3.75% over the term of the loan. (See Note 6 to FREIT’s consolidated financial statements for additional information relating to the interest rate swap.) The mortgage is secured by an apartment complex in Middletown, New York having a net book value of $18,735,000 as of October 31, 2019.
(L)	On April 28, 2017, WestFREIT, Corp. (owned 100% by FREIT), refinanced its $22 million mortgage loan held by Wells Fargo Bank, with a new mortgage loan from Manufacturer’s and Traders Trust Company in the amount of $23.5 million. The new loan had a floating interest rate equal to 275 basis points over the one-month LIBOR and had a maturity date of April 28, 2019 with the option to extend for 12 months. This refinancing resulted in: (i) a reduction in the annual interest rate from a fixed rate of 5.55% to a variable rate and (ii) net refinancing proceeds of approximately $1.1 million which have been used for general corporate purposes. The loan was payable in monthly installments of interest (as defined above) plus principal of $43,250 through May 2018 and principal of $45,250 from June 2018 through May 2019 at which time the outstanding balance became due. On April 3, 2019, WestFREIT, Corp. exercised its option to extend its loan held by M&T Bank, with a then outstanding balance of approximately $22.5 million, for twelve months. Effective beginning on June 1, 2019, the extension of this loan requires monthly principal payments of $47,250 plus interest based on a floating interest rate equal to 240 basis points over the one-month LIBOR and has a maturity date of May 1, 2020. The mortgage is secured by a retail building in Frederick, Maryland having a net book value of approximately $13,398,000 as of October 31, 2019.
(M)

The original Rotunda acquisition loan for $22.5 million, which was subsequently reduced to $19.5 million on February 1, 2010, was acquired by FREIT on May 28, 2013. FREIT subsequently sold this loan to Wells Fargo Bank. On December 9, 2013, Grande Rotunda, LLC, a consolidated subsidiary, closed with Wells Fargo Bank on a construction loan of up to $120 million to be used to redevelop and expand the Rotunda property in Baltimore, Maryland with a term of four (4) years, with one twelve-month extension, at a rate of 225 basis points over the monthly LIBOR.

On November 23, 2016, the following terms and conditions of this loan were modified: (i) the total amount that could have been drawn on this loan was decreased from $120 million to $116.1 million, allowing for an additional draw of $2.1 million over the then existing balance of approximately $114 million to be used for retail tenant improvements and leasing commissions; (ii) leasing benchmarks were no longer required to be met including the waiver of the leasing benchmarks FREIT was not in compliance with as of June 30, 2016; (iii) Grande Rotunda, LLC provided an interest reserve to Wells Fargo Bank in the amount of $2 million for the purpose of funding interest payments, and was obliged to replenish the account balance to $1 million if it should fall below $500,000; (iv) the maturity date of the loan was changed from December 31, 2017 to October 31, 2017 with no option to extend; and (v) the interest rate on the amount outstanding on the loan was increased by 25 basis points to 250 basis points over the monthly LIBOR. The following terms and conditions of this loan were modified and effective as of October 31, 2017: (i) the maturity date of the loan was extended 120 days from October 31, 2017 to February 28, 2018; (ii) the interest rate on the amount outstanding on the loan was increased by 35 basis points to 285 basis points over the monthly LIBOR through December 31, 2017; and (iii) the interest rate on the amount outstanding on the loan was increased by 65 basis points to 315 basis points over the monthly LIBOR from January 1, 2018 through February 28, 2018.

On February 7, 2018, Grande Rotunda, LLC refinanced its $115.3 million construction loan held by Wells Fargo with a new loan held by Aareal Capital Corporation in the amount of approximately $118.5 million with additional funding available for retail tenant improvements and leasing costs in the amount of $3,380,000. This refinancing paid off the loan previously held by Wells Fargo, funded loan closing costs and paid the amount due to Hekemian Development Resources for a development fee of $900,000 plus accrued interest of approximately $45,000 (See Note 8 to FREIT’s consolidated financial statements for further details on this fee). This loan bears a floating interest rate at 285 basis points over the one-month LIBOR rate and has a maturity date of February 6, 2021 with two one-year renewal options. As part of this transaction, Grande Rotunda, LLC purchased an interest rate cap on LIBOR for the full amount that can be drawn on this loan of $121.9 million, capping the one-month LIBOR rate at 3% for the first two years of this loan. As of October 31, 2019, approximately $118.5 million of this loan facility was drawn down and the interest rate was approximately 4.84%. The loan is secured by the Rotunda property, which has a net book value of approximately $151,130,000 as of October 31, 2019.

(N)	Credit line: On October 27, 2017, FREIT’s revolving line of credit provided by the Provident Bank was renewed for a three-year term ending on October 27, 2020 at which point no further advances shall be permitted and provided the line of credit is not renewed by the lender, the outstanding principal balance of the line of credit shall convert to a commercial term loan maturing on October 31, 2022. Draws against the credit line can be used for working capital needs and standby letters of credit. Draws against the credit line are secured by mortgages on FREIT’s Franklin Crossing Shopping Center in Franklin Lakes, New Jersey and retail space in Glen Rock, New Jersey. The total line of credit was increased from $12.8 million to $13 million and the interest rate on the amount outstanding will be at a floating rate of 275 basis points over the 30-day LIBOR with a floor of 3.75%. During Fiscal 2017, FREIT utilized $3 million of its credit line to fund tenant improvements for new retail tenants at the Rotunda property. In February 2018, FREIT repaid the line of credit in the amount of $3.1 million. As of October 31, 2019 and 2018, there was no amount outstanding and $13 million was available under the line of credit.

Certain of the Company’s mortgage loans and the Credit Line contain financial covenants. The Company was in compliance with all of its financial covenants as of October 31, 2019.

Fair value of long-term debt:

The following table shows the estimated fair value and carrying value of FREIT’s long-term debt, net at October 31, 2019 and 2018:

	October 31,	October 31,
($ in Millions)	2019	2018
Fair Value	$352.9	$338.3

Carrying Value, Net	$349.9	$347.0

Fair values are estimated based on market interest rates at the end of each fiscal year and on a discounted cash flow analysis. Changes in assumptions or estimation methods may significantly affect these fair value estimates. The fair value is based on observable inputs (level 2 in the fair value hierarchy as provided by authoritative guidance).

Principal amounts (in thousands of dollars) due under the above obligations in each of the five years subsequent to October 31, 2019 are as follows:

Year Ending October 31,	Amount
2020	$25,638
2021	$141,018	(a)
2022	$17,388
2023	$36,878
2024	$11,378

(a)	Includes Rotunda loan in the amount of approximately $118.5 million refinanced with Aareal Capital Corporation on February 7, 2018. (See Note 5(M))

Note 6 - Interest rate cap and swap contracts:

On February 7, 2018, Grande Rotunda, LLC, a consolidated subsidiary, refinanced its $115.3 million construction loan held by Wells Fargo with a new loan held by Aareal Capital Corporation in the amount of approximately $118.5 million with additional funding available for retail tenant improvements and leasing costs in the amount of $3,380,000. This loan bears a floating interest rate at 285 basis points over the one-month LIBOR rate and has a maturity date of February 6, 2021. At October 31, 2019, the total amount outstanding on this loan was approximately $118.5 million. As part of this transaction, Grande Rotunda, LLC purchased an interest rate cap on LIBOR for the full amount that can be drawn on this loan of $121.9 million, capping the one-month LIBOR rate at 3% for the first two years of this loan. At October 31, 2019, the derivative financial instrument has a notional amount of $121.9 million and a maturity date of March 5, 2020.

On December 7, 2017, Station Place on Monmouth, LLC (owned 100% by FREIT) closed on a $12,350,000 mortgage loan with Provident Bank. The loan bears a floating interest rate equal to 180 basis points over the one-month BBA LIBOR with a maturity date of December 15, 2027. At October 31, 2019, the total amount outstanding on this loan was $12,350,000. In order to minimize interest rate volatility during the term of this loan, Station Place on Monmouth, LLC entered into an interest rate swap agreement that, in effect, converted the floating interest rate to a fixed interest rate of 4.35% over the term of the loan. At October 31, 2019, the derivative financial instrument has a notional amount of $12,350,000 and a maturity date of December 2027.

On September 29, 2016, Wayne PSC, LLC, a consolidated subsidiary, refinanced its $24.2 million mortgage loan held by Metropolitan Life Insurance Company, with a new mortgage loan from People’s United Bank in the amount of $25.8 million. The new loan bears a floating interest rate equal to 220 basis points over the one-month BBA LIBOR with a maturity date of October 1, 2026. At October 31, 2019, the total amount outstanding on this loan was approximately $23.7 million. In order to minimize interest rate volatility during the term of the loan, Wayne PSC, LLC entered into an interest rate swap agreement that, in effect, converted the floating interest rate to a fixed interest rate of 3.625% over the term of the loan. At October 31, 2019, the derivative financial instrument has a notional amount of approximately $23.8 million and a maturity date of October 2026.

On December 26, 2012, Damascus Centre, LLC refinanced its construction loan with long-term financing provided by People’s United Bank and the first tranche of the new loan was taken down in the amount of $20 million. Based on leasing and net operating income at the shopping center, People’s United Bank agreed to a take-down of the second tranche of this loan on April 22, 2016 in the amount of $2,320,000. The total amount outstanding for both tranches of this loan held with People’s United Bank as of October 31, 2019 was approximately $19.4 million. The loan has a maturity date of January 3, 2023 and bears a floating interest rate equal to 210 basis points over the one-month BBA LIBOR. In order to minimize interest rate volatility during the term of this loan, Damascus Centre, LLC entered into an interest rate swap agreement that, in effect, converted the floating interest rate to a fixed interest rate on each tranche of this loan, resulting in a fixed rate of 3.81% over the term of the first tranche of this loan and a fixed rate of 3.53% over the term of the second tranche of this loan. At October 31, 2019, the derivative financial instrument has a notional amount of approximately $19.4 million and a maturity date of January 2023.

On December 29, 2014, FREIT Regency, LLC closed on a $16.2 million mortgage loan with Provident Bank. The loan bears a floating interest rate equal to 125 basis points over the one-month BBA LIBOR and the loan will mature on December 15, 2024. At October 31, 2019, the total amount outstanding on this loan was approximately $15.6 million. In order to minimize interest rate volatility during the term of the loan, FREIT Regency, LLC entered into an interest rate swap agreement that, in effect, converted the floating interest rate to a fixed interest rate of 3.75% over the term of the loan. At October 31, 2019, the derivative financial instrument has a notional amount of approximately $15.6 million and a maturity date of December 2024.

In accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities”, FREIT is accounting for the Damascus Centre, LLC, FREIT Regency, LLC, Wayne PSC, LLC and Station Place on Monmouth, LLC interest rate swaps as effective cash flow hedges marking these contracts to market, taking into account present interest rates compared to the contracted fixed rate over the life of the contract and recording the unrealized gain or loss on the swaps in comprehensive income. For the year ended October 31, 2019, FREIT recorded an unrealized loss of approximately $6,400,000 in comprehensive income representing the change in the fair value of these cash flow hedges during such period with a corresponding liability of approximately $179,000 for the Damascus Centre swaps, $53,000 for the Wayne PSC swap, $860,000 for the Regency swap and $1,034,000 for the Station Place on Monmouth swap as of October 31, 2019. For the year ended October 31, 2018, FREIT recorded an unrealized gain of approximately $3,113,000 in comprehensive income representing the change in the fair value of these cash flow hedges during such period with a corresponding asset of approximately $955,000 for the Damascus Centre swaps, $2,452,000 for the Wayne PSC swap, $408,000 for the Regency swap and $460,000 for the Station Place on Monmouth swap as of October 31, 2018. For the year ended October 31, 2017, FREIT recorded an unrealized gain of $2,952,000 in comprehensive income representing the change in the fair value of these cash flow hedges during such period with a corresponding asset of approximately $275,000 for the Damascus Centre swaps, $1,325,000 for the Wayne PSC swap and a corresponding liability of approximately $439,000 for the Regency swap as of October 31, 2017.

The Grande Rotunda, LLC interest rate cap is, for accounting purposes, an ineffective cash flow hedge with a corresponding gain or loss being recorded in FREIT’s income statement. For the year ended October 31, 2019, FREIT recorded an unrealized loss in the consolidated statement of income of approximately $160,000 for the Grande Rotunda, LLC interest rate cap representing the change in the fair value of this ineffective cash flow hedge during such period with a corresponding asset of approximately $0 as of October 31, 2019. For the year ended October 31, 2018, FREIT recorded an unrealized gain in the consolidated statement of income of approximately $72,000 for the Grande Rotunda, LLC interest rate cap representing the change in the fair value of this ineffective cash flow hedge during such period with a corresponding asset of approximately $160,000 as of October 31, 2018.

The fair values are based on observable inputs (level 2 in the fair value hierarchy as provided by authoritative guidance).

Note 7 - Commitments and contingencies:

Leases:

Commercial tenants:

FREIT leases commercial space having a net book value of approximately $143 million at October 31, 2019 to tenants for periods of up to twenty-five years. Most of the leases contain clauses for reimbursement of real estate taxes, maintenance, insurance and certain other operating expenses of the properties.

Minimum rental income (in thousands of dollars) to be received from non-cancelable operating leases in years subsequent to October 31, 2019 is as follows:

Year Ending October 31,	Amount
2020	$20,055
2021	18,911
2022	15,624
2023	12,993
2024	10,838
Thereafter	46,412
Total	$124,833

The above amounts assume that all leases which expire are not renewed and, accordingly, neither minimal rentals nor rentals from replacement tenants are included.

Minimum future rentals do not include contingent rentals, which may be received under certain leases on the basis of percentage of reported tenants' sales volume. Rental income that is contingent on future events is not included in income until the contingency is resolved. Contingent rentals included in income for each of the three years for the period ended October 31, 2019 were not material.

Residential tenants:

Lease terms for residential tenants are usually one to two years.

Environmental concerns:

The Westwood Plaza Shopping Center property is in a Flood Hazard Zone. FREIT maintains flood insurance in the amount of $500,000 for the subject property, which is the maximum available under the Flood Program for the property. Any reconstruction of that portion of the property situated in the flood hazard zone is subject to regulations promulgated by the New Jersey Department of Environmental Protection ("NJDEP"), which could require extraordinary construction methods. FREIT acquired the Westwood Plaza property in 1988, and the property has not experienced any flooding that gave rise to any claims under FREIT’s flood insurance in this time period.

Within the last twelve months, FREIT has conducted environmental audits for all of its properties. The environmental reports secured by FREIT have not revealed any environmental conditions on its properties, which require any further remediation pursuant to any applicable federal or state law or regulation.

FREIT has determined that several of its properties contain lead based paint (“LBP”). FREIT has obtained lead-free interior certifications with respect to all properties that were found to contain LBP, certifying that such properties contain no LBP on the interior surfaces. FREIT believes that it complies with all federal, state and local requirements as they pertain to LBP.

FREIT does not believe that the environmental conditions described above will have a material adverse effect upon the capital expenditures, revenues, earnings, financial condition or competitive position of FREIT.

Note 8 - Management agreement, fees and transactions with related party:

On April 10, 2002, FREIT and Hekemian  & Co., Inc. (“Hekemian”) executed a Management Agreement whereby Hekemian would continue as Managing Agent for FREIT. The term of the Management Agreement was renewed on November 1, 2019 for a two-year term which will expire on October 31, 2021. The Management Agreement automatically renews for successive periods of two years unless either party gives not less than six (6) months prior notice of non-renewal.

Hekemian currently manages all the properties owned by FREIT and its affiliates, except for the office building at The Rotunda located in Baltimore, Maryland, which is managed by an independent third party management company. However, FREIT may retain other managing agents to manage properties acquired after April 10, 2002 and to perform various other duties such as sales, acquisitions, and development with respect to any or all properties. Hekemian does not serve as the exclusive property acquisition advisor to FREIT and is not required to offer potential acquisition properties exclusively to FREIT before acquiring those properties for its own account. The Management Agreement includes a detailed schedule of fees for those services, which Hekemian may be called upon to perform. The Management Agreement provides for a termination fee in the event of a termination or non-renewal of the Management Agreement under certain circumstances.

The Management Agreement with Hekemian, effective November 1, 2001, requires the payment of management fees equal to 4% to 5% of rents collected. Such fees, charged to operations, were approximately $2,549,000, $2,438,000, and $2,216,000 in Fiscal 2019, 2018 and 2017, respectively. In addition, the Management Agreement provides for the payment to Hekemian of leasing commissions, as well as the reimbursement of operating expenses incurred on behalf of FREIT. Such commissions and reimbursements amounted to approximately $762,000, $742,000 and $1,191,000 in Fiscal 2019, 2018 and 2017, respectively. Total Hekemian management fees outstanding at October 31, 2019 and 2018 were approximately $219,000 and $212,000, respectively, and included in accounts payable on the accompanying consolidated balance sheets. FREIT also uses the resources of the Hekemian insurance department to secure various insurance coverages for its properties and subsidiaries. Hekemian is paid a commission for these services. Such commissions were charged to operations and amounted to approximately $196,000, $178,000 and $175,000 in Fiscal 2019, 2018 and 2017, respectively.

The Management Agreement was amended on January 14, 2020. See Note 15 – Subsequent Events – Amendment to Management Agreement.

Damascus Centre, LLC owns and operates the Damascus Center. During Fiscal 2005, the Board authorized an investor group, Damascus 100, LLC (“Damascus 100”), to acquire a 30% equity interest in Damascus Centre, LLC. The sale price, based on the fair market value of the shopping center, reduced FREIT’s equity interest to 70%. The sale was completed on October 31, 2006, at a sales price of $3,224,000, of which FREIT financed approximately $1,451,000. The sale price was equivalent to the book value of the interest sold.

Grande Rotunda, LLC owns and operates the Rotunda property. FREIT owns a 60% equity interest in Grande Rotunda, LLC and Rotunda 100, LLC (“Rotunda 100”) owns a 40% equity interest in Grande Rotunda, LLC.

The equity owners of Rotunda 100 and Damascus 100 are principally employees of Hekemian. To incentivize the employees of Hekemian, FREIT advanced, only to employees of Hekemian, up to 50% of the amount of the equity contributions that the Hekemian employees were required to invest in Rotunda 100 and Damascus 100. These advances were in the form of secured loans that bear interest at rates that float at 225 basis points over the ninety (90) day LIBOR, as adjusted each November 1, February 1, May 1 and August 1. These loans are secured by the Hekemian employees’ interests in Rotunda 100 and Damascus 100, and are full recourse loans. Interest only payments are required to be made when billed.

No principal payments are required during the term of the notes, except that the borrowers are required to pay to FREIT all refinancing proceeds and other cash flow they receive from their interests in Damascus Centre, LLC and Grande Rotunda, LLC. These payments shall be applied first to accrued and unpaid interest and then any outstanding principal. The notes originally had maturity dates at the earlier of (a) ten (10) years after issue (Grande Rotunda, LLC– 6/19/2015, Damascus Centre, LLC – 9/30/2016), or, (b) at the election of FREIT, ninety (90) days after the borrower terminates employment with Hekemian, at which time all outstanding unpaid principal and interest is due. On May 8, 2008, the Board approved amendments to the existing loan agreements with the Hekemian employees, relative to their interests in Rotunda 100, to increase the aggregate amount that FREIT may advance to such employees from $2 million to $4 million. On June 4, 2015, the Board approved an extension of the maturity date of the secured loans to occur the earlier of (a) June 19, 2018 or (b) five days after the closing of a permanent mortgage loan secured by the Rotunda property. On December 7, 2017, the Board approved a further extension of the maturity dates of these loans to the date or dates upon which distributions of cash are made by Grande Rotunda, LLC to its members as a result of a refinancing or sale of Grande Rotunda, LLC or the Rotunda property.

In the fourth quarter of Fiscal 2018, the Damascus 100 members repaid their secured notes outstanding in full for a total payment of $1,870,000 which was composed of principal in the amount of $1,451,000 and accrued interest in the amount of approximately $419,000. As of October 31, 2019 and 2018, only the principal and accrued interest on the secured notes receivable with Rotunda 100 members was outstanding. As such, the aggregate outstanding principal balance of the notes was $4,000,000 at both October 31, 2019 and 2018. The accrued but unpaid interest related to these notes for Fiscal 2019 and Fiscal 2018 amounted to approximately $1,053,000 and $862,000, respectively, and is included in secured loans receivable on the accompanying consolidated balance sheets.

With regard to the funding of the Rotunda redevelopment project, Wells Fargo Bank, a previous lender, required that Grande Rotunda, LLC contribute not less than $14,460,000 towards the construction before any construction loan proceeds could be disbursed. To secure these funds, Grande Rotunda, LLC made a capital call on its members, which are FREIT and Rotunda 100. FREIT’s share (60%) amounted to approximately $8.7 million, and the Rotunda 100 members’ share (40%) amounted to approximately $5.8 million. FREIT, pursuant to previous agreements, made secured loans to the Rotunda 100 members of approximately $2.1 million towards their share of the $5.8 million capital call, which were in addition to the loans that FREIT made to the Rotunda 100 members in connection with their initial equity contribution to Rotunda 100 (described above). The balance of Rotunda 100’s capital call of approximately $3.7 million was initially made by FREIT until it was repaid by Rotunda 100 in August 2014. As of October 31, 2019, FREIT and Rotunda 100 have made their required capital contributions of $8.7 million and $5.8 million, respectively, towards the Rotunda construction financing. Both FREIT and the Rotunda 100 members are treating their required capital contributions as additional investments in Grande Rotunda, LLC.

In Fiscal 2017, Grande Rotunda, LLC incurred substantial expenditures at the Rotunda property related to retail tenant improvements, leasing costs and operating expenditures which, in the aggregate, exceeded revenues as the property was still in the rent up phase and the construction loan previously held with Wells Fargo was at its maximum level resulting in no additional funding available to draw. Accordingly, during Fiscal 2017 the equity owners in Grande Rotunda, LLC (FREIT with a 60% ownership and Rotunda 100 with a 40% ownership) contributed their respective pro-rata share of any cash needs through loans to Grande Rotunda, LLC. As of October 31, 2019 and 2018, Rotunda 100, LLC has funded Grande Rotunda, LLC with approximately $5.7 million and $5.4 million (including interest), respectively, which is included in “Due to affiliate” on the accompanying consolidated balance sheets.

From time to time, FREIT engages Hekemian to provide additional services, such as consulting services related to development, property sales and financing activities of FREIT. Separate fee arrangements are negotiated between Hekemian and FREIT with respect to such additional services. Such fees incurred during Fiscal 2019, 2018 and 2017 were $275,000, $1,195,000 and $467,500, respectively. Fees incurred during Fiscal 2019 related to commissions to Hekemian for the following: $131,250 for the sale of the Patchogue property; $144,075 for the refinancing of the Berdan Court, LLC loan. Fees incurred during Fiscal 2018 related to commissions to Hekemian for the following: $522,500 for the purchase of the Station Place property; $400,000 for the refinancing of the Grande Rotunda, LLC loan; $240,000 for the refinancing of the Pierre Towers, LLC loan; $32,500 for the renewal of FREIT’s line of credit. Fees incurred in Fiscal 2017 related to commissions to Hekemian relating to the sale of the Hammel Gardens property.

In Fiscal 2007, FREIT’s Board of Trustees approved and FREIT executed a development fee agreement for the Rotunda redevelopment project for the development services to be provided by Hekemian Development Resources, LLC (“Resources”), a wholly-owned subsidiary of Hekemian. The development fee agreement, as amended, for the Rotunda provided for Resources to receive a fee equal to 6.375% of the development costs as defined in the development agreement, less the amount of $3 million previously paid to Hekemian for the Rotunda project. As part of this agreement, the Board approved the payment of a fee to Resources in the amount of $1.4 million in connection with the revision to the scope of the Rotunda redevelopment project. Grande Rotunda, LLC paid $500,000 of this fee to Resources in Fiscal 2013 and the balance of $900,000 became due upon the issuance of a certificate of occupancy for the multi-family portion of this project. A final certificate of occupancy was issued in Fiscal 2016; however, Resources agreed to defer the payment of the $900,000 balance of this fee. Grande Rotunda, LLC paid the $900,000 portion of this fee to Resources in February 2018 in connection with the refinancing of the Wells Fargo construction loan for the Rotunda property with a new loan from Aareal Capital Corporation. Additionally, Grande Rotunda, LLC paid Resources the amount of approximately $45,000 representing a mutually agreed upon amount of interest on the $900,000 portion of the fee for the period during which Hekemian Resources had agreed to defer payment thereof.

Robert S. Hekemian, the Chairman of the Board and Chief Executive Officer of Hekemian, is the former Chairman and Chief Executive Officer of FREIT. Mr. Hekemian retired as Chairman and Chief Executive Officer of FREIT effective upon the conclusion of FREIT’s 2018 Annual Meeting of Shareholders held on April 5, 2018 (the “2018

Annual Meeting”). Robert S. Hekemian, Jr., the President of Hekemian, is a Trustee of FREIT, and succeeded Robert S. Hekemian as Chief Executive Officer of FREIT effective upon the conclusion of the 2018 Annual Meeting. David Hekemian, a Principal of Hekemian, was elected as a Trustee of FREIT at the 2018 Annual Meeting. On February 7, 2019, Donald W. Barney retired and resigned as President, Chief Financial Officer, Treasurer and a Trustee of FREIT. The Board of Trustees appointed Allan Tubin, the Chief Financial Officer of Hekemian, as the Chief Financial Officer and Treasurer of the Trust and Robert S. Hekemian, Jr. as President of the Trust. As a result, Robert S. Hekemian, Jr. holds the offices of both Chief Executive Officer and President of FREIT.

Trustee fee expense (including interest and dividends) incurred by FREIT for Fiscal 2019, 2018 and 2017 was approximately $214,000, $365,000 and $538,000, respectively, for Robert S. Hekemian, $381,000, $149,000 and $65,000, respectively, for Robert S. Hekemian, Jr., $22,000, $0 and $0, respectively, for Allan Tubin and $56,000, $26,000 and $0, respectively, for David Hekemian. (See Note 11 to FREIT’s consolidated financial statements).

Pursuant to the terms of a Consulting Agreement between Robert S. Hekemian and the Trust, Mr. Hekemian served the Trust in a consulting capacity effective April 5, 2018 through December 2019. The Consulting Agreement obliged Mr. Hekemian to provide advice and consultation with respect to matters pertaining to FREIT and its subsidiaries, affiliates, assets and business for no fewer than 30 hours per month during the term of the agreement. FREIT paid Mr. Hekemian a consulting fee of $5,000 per month during the term of the Consulting Agreement, which was payable in the form of Shares on a quarterly basis (i.e. in quarterly installments of $15,000). The number of Shares to be issued for each quarterly installment of the consulting fee was determined by dividing the dollar amount of the consulting fee by the closing price of one Share on the OTC Pink Open Market as of the close of trading on the last trading day of the calendar quarter with respect to which such consulting fee was payable. For Fiscal 2019 and 2018, consulting fee expense for Robert S. Hekemian was approximately $60,000 and $34,200, respectively.

Note 9 - Income taxes:

FREIT intends to distribute 100% of its ordinary taxable income to its shareholders as dividends for the fiscal year ended October 31, 2019. Accordingly, no provision for federal or state income taxes related to such ordinary taxable income was recorded in FREIT’s consolidated financial statements.

There was no ordinary taxable income for the fiscal years ended October 31, 2018 and 2017 for FREIT to distribute to its shareholders. As described in Notes 2 and 3 to FREIT’s consolidated financial statements, FREIT completed a like-kind exchange with respect to the sale of the Hammel Gardens property in Maywood, New Jersey, which was sold on June 12, 2017 resulting in a capital gain of approximately $15.4 million. The tax basis of Station Place in Red Bank, New Jersey, which was the replacement property in the like-kind exchange, was approximately $18.9 million lower than the acquisition cost of approximately $19.6 million recorded for financial reporting purposes. Accordingly, no provision for federal or state income taxes related to such gain was recorded in FREIT’s consolidated financial statements for the fiscal years ended October 31, 2018 and 2017.

As of October 31, 2019, FREIT had no material uncertain income tax positions. The tax years subsequent to and including the fiscal year ended October 31, 2016 remain open to examination by the major taxing jurisdictions to which FREIT is subject.

Note 10 - Equity incentive plan:

On September 10, 1998, the Board approved FREIT's Equity Incentive Plan (the "Plan") which was ratified by FREIT's shareholders on April 7, 1999, whereby up to 920,000 of FREIT's shares of beneficial interest (adjusted for stock splits) may be granted to key personnel in the form of stock options, restricted share awards and other share-based awards. In connection therewith, the Board approved an increase of 920,000 shares in FREIT's number of authorized shares of beneficial interest. Key personnel eligible for these awards include trustees, executive officers and other persons or entities including, without limitation, employees, consultants and employees of consultants, who are in a position to make significant contributions to the success of FREIT. Under the Plan, the exercise price of all options will be the fair market value of the shares on the date of grant. The consideration to be paid for restricted share and other share-based awards shall be determined by the Board, with the amount not to exceed the fair market value of the shares on the date of grant. The maximum term of any award granted may not exceed ten years. The Board will determine the actual terms of each award.

On April 4, 2007, FREIT shareholders approved amendments to the Plan as follows: (a) reserving an additional 300,000 shares for issuance under the Plan; and (b) extending the term of the Plan until September 10, 2018. On April 5, 2018, FREIT shareholders approved amendments to the Plan to (a) increase the number of shares reserved for issuance thereunder by an additional 300,000 shares and (b) further extend the term of the Plan from September 10, 2018 to September 10, 2028. As of October 31, 2019, 442,060 shares are available for issuance under the Plan.

On September 4, 2014, the Board approved the grant of an aggregate of 246,000 non-qualified share options under the Plan to certain FREIT executive officers, the members of the Board and certain employees of Hekemian & Co.,

Inc., FREIT’s managing agent. The options have an exercise price of $18.45 per share, fully vested on September 3, 2019 and will expire 10 years from the date of grant, which will be September 3, 2024.

On November 10, 2016, the Board approved the grant of an aggregate of 38,000 non-qualified share options under the Plan to two members of the Board who were appointed to the Board during Fiscal 2016. The options have an exercise price of $21.00 per share, will vest in equal annual installments over a 5-year period and will expire 10 years from the date of grant, which will be November 9, 2026.

On May 3, 2018, the Board approved the grant of an aggregate of 38,000 non-qualified share options under the Plan to two members of the Board who were appointed to the Board during Fiscal 2018. The options have an exercise price of $15.50 per share, will vest in equal annual installments over a 5-year period and will expire 10 years from the date of grant, which will be May 2, 2028.

On March 4, 2019, the Board approved the grant of an aggregate of 5,000 non-qualified share options under the Plan to the Chairman of the Board. The options have an exercise price of $15.00 per share, will vest in equal annual installments over a 5-year period and will expire 10 years from the date of grant, which will be March 3, 2029.

The following table summarizes stock option activity for Fiscal 2019:

	Year Ended October 31,
	2019
	No. of Options	Exercise
	Outstanding	Price
Options outstanding at beginning of year	305,780	$18.40
Options granted during year	5,000	15.00
Options forfeited/cancelled during year	(40)	18.45
Options outstanding at end of year	310,740	$18.35
Options vested and expected to vest	308,310
Options exercisable at end of year	260,140

The estimated fair value of options granted during Fiscal 2019 was $2.43 per option. Such value was estimated on the grant date using a binomial lattice option pricing model using the following assumptions:

•	Expected volatility – 27.69%
•	Risk-free interest rate – 2.72%
•	Imputed option life – 6.3 years
•	Expected dividend yield – 3.82%

The estimated fair value of options granted during Fiscal 2018 was $2.09 per option. Such value was estimated on the grant date using a binomial lattice option pricing model using the following assumptions:

•	Expected volatility – 27.6%
•	Risk-free interest rate – 2.94%
•	Imputed option life – 6.6 years
•	Expected dividend yield – 4.7%

The expected volatility over the options’ expected life was based on the historical volatility of the weekly closing price of the Company’s stock over a five (5) year period. The risk-free interest rate was based on the annual yield on the grant date of a zero-coupon U.S. Treasury Bond, the maturity of which equals the option’s expected life. The imputed option life was based on the simplified expected term calculation permitted by the SEC, which defines the expected life as the average of the contractual term of the options and the weighted-average vesting period for all option tranches. The expected dividend yield was based on the Company’s historical dividend yield, exclusive of capital gain dividends. The fair value is based on observable inputs (level 2 in the fair value hierarchy as provided by authoritative guidance).

For Fiscal 2019, 2018 and 2017, compensation expense related to stock options granted amounted to $124,000, $130,000 and $122,000, respectively. At October 31, 2019, there was approximately $117,000 of unrecognized compensation cost relating to outstanding non-vested stock options to be recognized over the remaining weighted average vesting period of approximately 3.1 years.

The aggregate intrinsic value of options vested and expected to vest and options exercisable at October 31, 2019 was approximately $77,100 and $13,600, respectively.

Note 11 - Deferred fee plan:

During Fiscal 2001, the Board adopted a deferred fee plan for its officers and trustees, which was amended and restated in Fiscal 2009 to make the deferred fee plan compliant with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder (the "Deferred Fee Plan"). Pursuant to the Deferred Fee Plan, any officer or trustee may elect to defer receipt of any fees that would be due them. These fees include annual retainer and meeting attendance fees as determined by the full Board of Trustees. Prior to the amendments to the Deferred Fee Plan that went into effect November 1, 2014 (described in the following paragraph), amounts deferred under the Deferred Fee Plan accrued interest at a rate of 9% per annum, compounded quarterly. Any such deferred fee is to be paid to the Participants at the later of: (i) the retirement age specified in the deferral election; (ii) actual retirement; or (iii) upon cessation of a Participant's duties as an officer or trustee.

On September 4, 2014, the Board approved amendments, effective November 1, 2014, to the FREIT Deferred Fee Plan for its Executive Officers and Trustees, one of which provides for the issuance of share units payable in FREIT shares in respect of (i) deferred amounts of all Trustee fees on a prospective basis; (ii) interest on Trustee fees deferred prior to November 1, 2014 (payable at a floating rate, adjusted quarterly, based on the average 10-year Treasury Bond interest rate plus 150 basis points); and (iii) dividends payable in respect of share units allocated to participants in the Deferred Fee Plan as a result of deferrals described above. The number of share units credited to a participant’s account will be determined by the closing price of FREIT shares on the date as set forth in the Deferred Fee Plan.

All fees payable to Trustees for the year ended October 31, 2019 were deferred under the Deferred Fee Plan except for fees payable to one Trustee, who elected to receive such fees in cash. All fees payable to Trustees for the year ended October 31, 2018 were deferred under the Deferred Fee Plan except for the fees payable to three Trustees, who elected to receive such fees in cash. As a result of the amendment to the Deferred Fee Plan described above, for the years ended October 31, 2019 and 2018, the aggregate amounts of deferred Trustee fees together with related interest and dividends were approximately $986,000 and $805,800, respectively, which have been paid through the issuance of 60,148 and 51,109, vested FREIT share units, respectively, based on the closing price of FREIT shares on the dates as set forth in the Deferred Fee Plan.

For the years ended October 31, 2019 and 2018, FREIT has charged as expense approximately $879,800 and $784,000, respectively, representing deferred Trustee fees and interest, and the balance of approximately $106,200 and $21,800, respectively, representing dividends payable in respect of share units allocated to Plan participants, has been charged to equity.

The Deferred Fee Plan, as amended, provides that cumulative fees together with accrued interest deferred as of November 1, 2014 will be paid in a lump sum or in annual installments over a period not to exceed 10 years, at the election of the Participant. As of October 31, 2019 and 2018, approximately $4,422,000 and $4,881,000, respectively, of fees has been deferred together with accrued interest of approximately $3,188,000 and $3,576,000, respectively.

In connection with the termination of Robert S. Hekemian’s service to the Trust under the Consulting Agreement between Mr. Hekemian and the Trust in December 2019, Mr. Hekemian’s accrued plan benefits under the Deferred Fee Plan became payable to him in a single lump sum in the amount of approximately $4.8 million.

Note 12 - Dividends and earnings per share:

FREIT declared dividends of approximately $4,173,000 ($0.60 per share), $1,035,000 ($0.15 per share) and $1,024,000 ($0.15 per share) to shareholders of record during Fiscal 2019, 2018 and 2017, respectively.

Basic earnings per share is calculated by dividing net income attributable to common equity (numerator) by the weighted average number of shares and vested share units (See Note 11 to FREIT’s consolidated financial statements) outstanding during each period (denominator). The calculation of diluted earnings per share is similar to that of basic earnings per share, except that the denominator is increased to include the number of additional shares that would have been outstanding if all potentially dilutive shares, such as those issuable upon the exercise of stock options, were issued during the period using the Treasury Stock method. Under the Treasury Stock method, the assumption is that the proceeds received upon exercise of the options, including the unrecognized stock option compensation expense attributable to future services, are used to repurchase FREIT’s stock at the average market price during the period, thereby reducing the number of shares to be added in computing diluted earnings per share.

For Fiscal 2019, 2018 and 2017, the outstanding stock options were anti-dilutive with no impact on diluted earnings per share.

Note 13 - Segment information:

ASC 280-10, "Disclosures about Segments of an Enterprise and Related Information", established standards for reporting financial information about operating segments in interim and annual financial reports and provides for a "management approach" in identifying the reportable segments.

FREIT has determined that it has two reportable segments: commercial properties and residential properties. These reportable segments offer different types of space, have different types of tenants, and are managed separately because each requires different operating strategies and management expertise.

During the fiscal year ended October 31, 2019, the commercial segment is comprised of eight (8) properties, excluding the land and building formerly occupied as a Pathmark supermarket in Patchogue, New York, which was sold on February 8, 2019 (see Note 2 to FREIT’s consolidated financial statements). During the fiscal years ended October 31, 2018 and 2017, the commercial segment is comprised of nine (9) properties. The residential segment is comprised of eight (8) properties during the fiscal years ended October 31, 2019 and 2018. The residential segment is comprised of seven (7) properties after giving effect to the sale of a property on June 12, 2017 (See Note 2 to FREIT’s consolidated financial statements) during the fiscal year ended October 31, 2017.

The accounting policies of the segments are the same as those described in Note 1. The chief operating and decision-making group of FREIT's commercial segment, residential segment and corporate/other is comprised of FREIT’s Board of Trustees.

FREIT assesses and measures segment operating results based on net operating income ("NOI"). NOI, a standard used by real estate professionals, is based on operating revenue and expenses directly associated with the operations of the real estate properties, but excludes: deferred rents (straight lining), depreciation, financing costs and other items. NOI is not a measure of operating results or cash flows from operating activities as measured by accounting principles generally accepted in the United States of America, and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

Real estate rental revenue, operating expenses, NOI and recurring capital improvements for the reportable segments are summarized below and reconciled to consolidated net income attributable to common equity for each of the years in the three-year period ended October 31, 2019. Asset information is not reported since FREIT does not use this measure to assess performance.

	Years Ended October 31,
	2019	2018	2017
	(In Thousands of Dollars)
Real estate rental revenue:
Commercial	$26,692	$25,464	$24,114
Residential	33,175	31,928	26,886
Total real estate rental revenue	59,867	57,392	51,000

Real estate operating expenses:
Commercial	11,694	11,861	11,791
Residential	14,368	13,022	14,442
Total real estate operating expenses	26,062	24,883	26,233

Net operating income:
Commercial	14,998	13,603	12,323
Residential	18,807	18,906	12,444
Total net operating income	$33,805	$32,509	$24,767

Recurring capital improvements - residential	$(685)	$(738)	$(798)

Reconciliation to consolidated net income attributable to common equity:
Segment NOI	$33,805	$32,509	$24,767
Gain on sale of property	836	—	15,395
Loan prepayment costs relating to property sale	—	—	(1,139)
Deferred rents - straight lining	410	605	634
Lease termination fee	—	—	(620)
Investment income	360	267	206
Unrealized (loss) gain on interest rate cap contract	(160)	72	—
General and administrative expenses	(4,049)	(2,305)	(2,129)
Depreciation	(11,339)	(11,515)	(10,669)
Financing costs	(18,070)	(18,667)	(15,762)
Net income	1,793	966	10,683
Net (income) loss attributable to noncontrolling interests	(6)	517	2,433
Net income attributable to common equity	$1,787	$1,483	$13,116

Note 14- Anchor tenant termination and modification of lease:

FREIT owns and operates an 87,661 square foot shopping center located in Franklin Lakes, New Jersey, the anchor tenant of which is The Stop & Shop Supermarket Company, LLC (“Stop & Shop”). On July 26, 2017, Stop & Shop entered into a lease modification with FREIT whereby the tenant exercised its option to renew the lease for a ten-year period with a right of the tenant to terminate the lease at any time during the fifth year if the store does not meet certain sales volume levels set forth in the modification. This lease modification provided for a $250,000 reduction in annual rent over the renewed term.

On January 4, 2017, Macy’s, Inc. announced its intention to close several of its department stores across the United States, including the approximately 81,160 square foot Macy’s anchor store located at the Preakness Shopping Center in Wayne, New Jersey. Wayne PSC, LLC (“Wayne PSC”), a 40% owned consolidated affiliate of FREIT, owns and operates this shopping center in which Macy’s operated its store under a long-term lease and was paying annual rent of approximately $234,000 ($2.88 per square foot) with no future rent escalations for the remaining term and option periods of the lease. On April 25, 2017, Wayne PSC announced it had agreed to a termination of Macy’s lease effective as of April 15, 2017. To terminate the lease and take possession of the space, Wayne PSC paid Macy’s a termination fee of $620,000, which was fully expensed in the second quarter of Fiscal 2017. Wayne PSC expects to re-position this space and re-lease it to a new tenant (or multiple tenants) at market rents, which are currently higher than the rent provided for under the terminated Macy’s lease. FREIT will lose total consolidated rental income, including reimbursements, of approximately $0.2 million until such time as the space is re-leased. FREIT anticipates increased revenue from the space when it is fully re-leased.

Note 15- Subsequent events:

Purchase and Sale Agreement:

On January 14, 2020, FREIT and certain of its affiliates (collectively, the “Sellers”), entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with an affiliate of the Kushner Companies (the “Purchaser”), pursuant to which the Sellers will sell to the Purchaser 100% of Sellers’ ownership interests in seven apartment properties held by the Sellers in exchange for the purchase price described therein, subject to the terms and conditions of the Purchase and Sale Agreement.

The Purchase and Sale Agreement provides for the sale of the following seven properties: Berdan Court, located in Wayne, New Jersey; The Boulders at Rockaway, located in Rockaway, New Jersey; Pierre Towers, located in Hackensack, New Jersey; The Regency Club, located in Middletown, New York; Station Place, located in Red Bank, New Jersey; Steuben Arms, located in River Edge, New Jersey; and Westwood Hills, located in Westwood, New Jersey. FREIT has a 100% ownership interest in each of these properties, except for (i) Pierre Towers, in which FREIT has a 65% ownership interest, and (ii) Westwood Hills, in which FREIT has a 40% ownership interest.

The aggregate purchase price for the 100% ownership interest in each of the properties is $266,500,000, subject to certain adjustments, including reductions for the amount of certain mortgage loans assumed by the Purchaser aggregating approximately $76,815,000. After taking into account FREIT’s 40% ownership interest in Westwood Hills and 65% ownership interest in Pierre Towers, the sale of all seven apartment properties, if consummated, would result in approximately $208,325,000 in total cash consideration paid to FREIT (subject to adjustments), and would be expected to result in a substantial gain to FREIT (as measured on a GAAP basis).

In connection with the entry into the Purchase and Sale Agreement, the Purchaser delivered in escrow a deposit in the form of an unconditional, irrevocable letter of credit in the amount of $15,000,000. Such deposit is non-refundable, except in connection with the termination of the Purchase and Sale Agreement in certain circumstances.

Pursuant to the Purchase and Sale Agreement, the Purchaser has agreed to assume, subject to lender approval, the outstanding mortgage loans on the Berdan Court and Pierre Towers properties. In the event one or both of such mortgage loans are not assumed, then the Purchase and Sale Agreement will be deemed to be terminated solely as to the property or properties associated with the mortgage loan or loans that are not assumed by the Purchaser, such property or properties will be excluded from the transaction, and the purchase price will be reduced by an amount equal to the amount(s) allocated to such property or properties in the Purchase and Sale Agreement. In addition, if the ownership structure of Pierre Towers is not converted into a tenancy-in-common on or prior to February 28, 2020, then the Purchase and Sale Agreement will be deemed to be terminated solely as to the Pierre Towers property, such property will be excluded from the transaction, and the purchase price will be reduced by an amount equal to the amount allocated to such property in the Purchase and Sale Agreement. Of the $266,500,000 aggregate purchase price, $42,000,000 has been allocated to Berdan Court, and $80,500,000 has been allocated to Pierre Towers.

The Purchase and Sale Agreement also provides that The Regency Club may be excluded from the transaction (and the purchase price will be reduced by an amount equal to the amount(s) allocated to such property in the Purchase and Sale Agreement) if certain title matters affecting such property are not adequately addressed. Of the $266,500,000 aggregate purchase price, $27,250,000 has been allocated to The Regency Club.

The Board, following the recommendation of the Special Committee of the Board, unanimously approved the Purchase and Sale Agreement and the transactions contemplated thereby. The closing of the transactions contemplated by the Purchase and Sale Agreement is expected to occur in the second calendar quarter of 2020.

The closing of the Purchase and Sale Agreement is subject to various conditions, including the approval of the Purchase and Sale Agreement and the transactions contemplated thereby by a majority of the votes cast by the holders of a majority of the outstanding shares of beneficial interest of the Trust (“Shares”) present in person or represented by proxy at a meeting of the Trust’s shareholders. Concurrently with the execution of the Purchase and Sale Agreement, the Trustees of the Trust entered into voting agreements with the Purchaser pursuant to which, among other things, the Trustees agreed to vote an aggregate of 839,839 Shares held by them and over which they have voting control, which represent approximately 12.4% of the issued and outstanding Shares, in favor of the approval of the Purchase and Sale Agreement and the transactions contemplated thereby.

The parties’ respective obligations under the Purchase and Sale Agreement are subject to certain additional customary conditions. There is no due diligence or financing contingency.

The Purchase and Sale Agreement contains customary termination rights, including the right of either the Sellers or the Purchaser to terminate the agreement if the closing has not occurred on or before June 14, 2020. In the event that the Purchase and Sale Agreement is terminated in certain circumstances, the Trust will be required to pay the Purchaser a termination fee of $3.5 million and/or reimburse the Purchaser for certain out-of-pocket expenses (subject to a cap of $2 million).

The Purchase and Sale Agreement contains various representations, warranties and covenants of the parties customary for a transaction of this nature. Until the earlier of the termination of the Purchase and Sale Agreement and the closing of the Purchase and Sale Agreement, the Sellers will conduct their respective businesses with respect to the applicable properties in the ordinary course of business consistent with past practice.

The Purchase and Sale Agreement provides that the Trust will convene a meeting of its shareholders for the purpose of approving the Purchase and Sale Agreement and the transactions contemplated thereby.

The Purchase and Sale Agreement provides that following the closing of the Purchase and Sale Agreement, the Sellers, on the one hand, and the Purchaser, on the other hand, will indemnify one another for certain liabilities, subject to certain limitations.

Amendment to Management Agreement:

On January 14, 2020, in connection with entering into the Purchase and Sale Agreement, FREIT and Hekemian entered into a First Amendment to Management Agreement (the “First Amendment”), which amends the Management Agreement dated as of November 1, 2001 between FREIT and Hekemian. The First Amendment will become effective if, and only if, the Plan of Liquidation becomes effective (as described below). The First Amendment provides that upon the closing of any sale or other disposition of FREIT’s entire direct or indirect interest in each real property owned directly or indirectly, in whole or in part, by FREIT (each a “Trust Property”), whether pursuant to the Purchase and Sale Agreement or otherwise in furtherance of the Plan of Liquidation (as described below), (a) the Management Agreement will automatically terminate and be of no further force or effect with respect to such Trust Property and (b) FREIT will pay to Hekemian (i) any and all commissions and fees for management services and reimbursement required to be paid by FREIT pursuant to the Management Agreement in respect of the applicable Trust Property up to the termination date, calculated on a pro rata basis, plus (ii) a termination fee in respect to such Trust Property equal to the product of (x) the Trust’s direct or indirect percentage ownership interest in such Trust Property, multiplied by (y) 1.25, multiplied by (z) one (1) year’s Base Management Fee (as defined in the Management Agreement and First Amendment) in respect of such Trust Property.

In addition, the First Amendment amends the Management Agreement to provide that upon the closing of any sale or other disposition of FREIT’s entire direct or indirect interest in each Trust Property, whether pursuant to the Purchase and Sale Agreement or otherwise in furtherance of the Plan of Liquidation, FREIT will pay to Hekemian a sales fee equal to 1.65% of the sales price for such Trust Property (reduced from the existing range of 2.5% to 4.5% in the Management Agreement); provided, however, that in the event that a Trust Property is not wholly owned, directly or indirectly, by FREIT, the sales fee payable to Hekemian will only be payable in respect of FREIT’s percentage ownership share of the applicable Trust Property.

The First Amendment provides that the foregoing fees will be paid in lieu of, and will supersede in their entirety, any other payments which otherwise would be payable to Hekemian under the Management Agreement arising out of or attributable to the sale or other disposition of FREIT’s entire direct or indirect interest in each Trust Property or the termination of the Management Agreement in respect of such Trust Property (including, without limitation, any Termination Fee, M&A Termination Fee or Sale of Property Fee under the Management Agreement (each as defined in the Management Agreement)).

Adoption of Plan of Liquidation:

On January 14, 2020, the Board adopted a Plan of Voluntary Liquidation with respect to FREIT (the “Plan of Liquidation”), which provides for the voluntary dissolution, termination and liquidation of FREIT by the sale, conveyance, transfer or delivery of all of FREIT’s remaining assets in accordance with the terms and conditions of the Plan of Liquidation and the Internal Revenue Code of 1986, as amended, and the Treasury regulations thereunder. The Plan of Liquidation will become effective upon (i) approval by a majority of the votes cast by FREIT’s shareholders present in person or represented by proxy at a duly called meeting of FREIT’s shareholders at which a quorum is present and (ii) the consummation of the transactions contemplated by the Purchase and Sale Agreement.

Upon the effectiveness of the Plan of Liquidation and pursuant thereto, FREIT is authorized to sell, or otherwise dispose of, all of FREIT’s remaining assets for cash, notes or such other assets, upon such terms as the Board may deem advisable, and without further approval of FREIT’s shareholders.

The Plan of Liquidation provides that the proceeds from sales and dispositions of FREIT’s assets may be utilized to pay or create a reserve fund for the payment of, or otherwise adequately provide for, all of the liabilities and obligations of FREIT, and will pay all expenses incidental to the Plan of Liquidation, including all counsel fees, accountants’ fees, advisory fees and such other fees and taxes as are necessary to effectuate the Plan of Liquidation. In addition, FREIT will distribute the remaining assets of FREIT, either in cash or in kind, to FREIT’s shareholders in cancellation or redemption of their Shares in one or more distributions.

The Plan of Liquidation further provides that upon a determination of the Board, FREIT may transfer any remaining assets, including any reserve fund or other cash on hand, and liabilities to a liquidating trust (or other liquidating entity) and simultaneously with such transfer and assignment, shares of beneficial interests in such liquidating trust (or other liquidating entity) will be deemed distributed to each of FREIT’s shareholders.

Upon the adoption of the Plan of Liquidation, FREIT will cease reporting on the going concern basis of accounting and reporting, and thereafter will report on the liquidation basis of accounting and reporting.

Note 16- Selected quarterly financial data (unaudited):

The following summary represents the results of operations for each quarter for the years ended October 31, 2019 and 2018 (in thousands, except per share amounts):

2019:	Quarter Ended					Year Ended
	January 31,	April 30,		July 31,	October 31,	October 31,

Revenue	$14,928	$14,786		$15,255	$15,308	$60,277
Expenses	14,493	13,956	(a)	14,990	15,045	58,484
Net income	435	830		265	263	1,793

Net (loss) income attributable to noncontrolling interests in subsidiaries	24	(44)		(66)	80	(6)
Net income attributable to common equity	$459	$786		$199	$343	$1,787

Earnings per share - basic and diluted	$0.07	$0.11	(a)	$0.03	$0.05	$0.26
Dividends declared per share	$0.15	$0.125		$0.125	$0.20	$0.60

2018:	Quarter Ended						Year Ended
	January 31,		April 30,		July 31,	October 31,	October 31,

Revenue	$14,194		$14,325		$14,631	$14,847	$57,997
Expenses	15,114	(b)	12,898	(c)	14,520	14,499	57,031
Net income (loss)	(920)		1,427		111	348	966

Net (income) loss attributable to noncontrolling interests in subsidiaries	563		(312)		181	85	517
Net income (loss) attributable to common equity	$(357)		$1,115		$292	$433	$1,483

Earnings (loss) per share - basic and diluted	$(0.05	)(b)	$0.16	(c)	$0.04	$0.06	$0.21
Dividends declared per share	$—		$0.05		$0.05	$0.05	$0.15

(a) Includes $0.8 million gain on sale of the Patchogue, New York property sold on February 8, 2019. ($0.12 per share)

(b) Includes $1.2 million loan prepayment cost related to refinancing of the loan for Pierre Towers, LLC, owned by S And A Commercial Associates Limited Partnership, which is a consolidated subsidiary. ($0.11 per share)

(c) Includes $1.5 million in real estate tax refunds and credits related to tax years 2017 through second quarter of Fiscal 2018 at the Icon property, owned by Grande Rotunda, LLC, which is a consolidated subsidiary. ($0.13 per share)

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY AND SUBSIDIARIES

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

OCTOBER 31, 2019

(In Thousands of Dollars)

Column A	Column B	Column C		Column D			Column E			Column F	Column G	Column H	Column I
		Initial Cost		Costs Capitalized			Gross Amount at Which
		to Company		Subsequent to Acquisition			Carried at Close of Period
													Life on
			Buildings					Buildings					Which
	Encum-		and		Improve-	Carrying		and		Accumulated	Date of	Date	Depreciation
Description	brances	Land	Improvements	Land	ments	Costs	Land	Improvements	Total (1)	Depreciation	Construction	Acquired	is Computed

Residential Properties:
Steuben Arms, River Edge, NJ	$ 10,021	$ 364	$ 1,773	$ -	$ 1,501		$ 364	$ 3,274	$ 3,638	$ 2,883	1966	1975	7-40 years
Berdan Court, Wayne, NJ	28,815	250	2,206	-	4,779		250	6,985	7,235	5,613	1964	1965	7-40 years
Westwood Hills, Westwood, NJ	19,617	3,849	11,546	-	2,808		3,849	14,354	18,203	9,269	1965-70	1994	7-39 years
Pierre Towers, Hackensack, NJ	48,000	8,390	37,486	19	9,653		8,409	47,139	55,548	18,887	1970	2004	7-40 years
Boulders - Rockaway, NJ	15,615	1,632	-	3,386	15,951		5,018	15,951	20,969	5,744	2005-2006	1963/1964	7-40 years
Regency Club - Middletown, NY	15,588	2,833	17,792	-	730		2,833	18,522	21,355	2,620	2003	2014	7-40 years
Icon - Baltimore, MD	65,186	5,871	-	-	87,726		5,871	87,726	93,597	7,135	2016	2005	7-40 years
Station Place - Red Bank, NJ	12,350	8,793	10,757	-	1		8,793	10,758	19,551	516	2015	2017	7-40 years

Commercial Properties:
Damascus Shopping Center,
Damascus, MD	19,354	2,950	6,987	6,296	17,630		9,246	24,617	33,863	7,727	1960's	2003	5-39.5 years
Franklin Crossing, Franklin Lakes, NJ	-	29	-	3,382	7,444		3,411	7,444	10,855	4,209	1963/75/97	1966	5-39.5 years
Glen Rock, NJ	-	12	36	-	235		12	271	283	198	1940	1962	5-25 years
Westridge Square S/C, Frederick, MD	22,200	9,135	19,159	(1)	4,788		9,134	23,947	33,081	19,683	1986	1992	5-31.5 years
Westwood Plaza, Westwood, NJ	18,973	6,889	6,416	-	2,374		6,889	8,790	15,679	8,558	1981	1988	5-31.5 years
Preakness S/C, Wayne, NJ	23,737	9,280	24,217	-	2,877		9,280	27,094	36,374	11,873	1955/89/00	2002	5-39.5 years
The Rotunda, Baltimore, MD	53,334	10,392	14,634	232	52,858		10,624	67,492	78,116	13,448	1920/2016	2005	5-40 years

Land Leased:
Rockaway, NJ	-	114	-	-	-		114	-	114	-		1963/1964
Vacant Land:				`
Franklin Lakes, NJ	-	224	-	(156)	-		68	-	68	-		1966/93
Wayne, NJ	-	286	-	-	-		286	-	286	-		2002
Rockaway, NJ	-	51	-	-	-		51	-	51	-		1963/1964
	$ 352,790	$ 71,344	$ 153,009	$ 13,158	$ 211,355	$ -	$ 84,502	$ 364,364	$ 448,866	$ 118,363

(1) Total cost for each property is the same for federal income tax purposes, with the exception of Pierre Towers, the Regency Club, Station Place and the Rotunda properties (Icon and The Rotunda) whose cost for federal income tax purposes is approximately $43.1 million, $13.3 million, $4.2 million and $169.9 million, respectively.

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY AND SUBSIDIARIES

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

(In Thousands of Dollars)

Reconciliation of Real Estate and Accumulated Depreciation:

	2019	2018	2017

Real estate:
Balance, Beginning of year	$456,658	$433,288	$429,445

Additions - Buildings and improvements	3,386	4,562	6,602

Disposal - Buildings and improvements	(240)	(742)	(443)

Acquisition (Sale) of property	(10,938)	19,550	(2,316)

Balance, end of year	$448,866	$456,658	$433,288

Accumulated depreciation:
Balance, beginning of year	$111,967	$101,194	$92,547

Additions - Charged to operating expenses	11,339	11,515	10,667

Disposal - Buildings and improvements	(217)	(742)	(409)

Sale of property	(4,726)	—	(1,611)

Balance, end of year	$118,363	$111,967	$101,194

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY (“FREIT”)

EXHIBIT INDEX

Exhibit No.
3.1	Amended and Restated Declaration of Trust of FREIT. (Incorporated by reference to Exhibit 3.1 to FREIT’s Form 8-K filed with the SEC on March 10, 2008)
3.2	Amendment to Amended and Restated Declaration of Trust, dated May 31, 1994. (Incorporated by reference to Exhibit 3.2 to FREIT’s Form 10-K for the year ended October 31, 2013 and filed with the SEC on January 14, 2014.)
3.3	Amendment to Amended and Restated Declaration of Trust, dated September 10, 1998. (Incorporated by reference to Exhibit 3.3 to FREIT’s Form 10-K for the year ended October 31, 2013 and filed with the SEC on January 14, 2014.)
3.4	Amendment to Amended and Restated Declaration of Trust, dated January 21, 2004. (Incorporated by reference to Exhibit 3.4 to FREIT’s Form 10-K for the year ended October 31, 2013 and filed with the SEC on January 14, 2014.)
3.5	Amendment to Amended and Restated Declaration of Trust, dated May 15, 2007. (Incorporated by reference to Exhibit 3.5 to FREIT’s Form 10-K for the year ended October 31, 2013 and filed with the SEC on January 14, 2014.)
3.6	Amendment to Amended and Restated Declaration of Trust, dated March 4, 2008. (Incorporated by reference to Exhibit 3.6 to FREIT’s Form 10-K for the year ended October 31, 2013 and filed with the SEC on January 14, 2014.)
3.7	Amendment to Amended and Restated Declaration of Trust, dated December 4, 2013. (Incorporated by reference to Exhibit 3.7 to FREIT’s Form 10-K for the year ended October 31, 2013 and filed with the SEC on January 14, 2014.)
3.8	Amendment to Amended and Restated Declaration of Trust, dated December 7, 2017. (Incorporated by reference to Exhibit 3.1 to FREIT’s 8-K dated December 7, 2017 and filed with the SEC on December 11, 2017)
4	Form of Specimen Share Certificate, Beneficial Interest in FREIT.
10.1	Management Agreement dated April 10, 2002, by and between FREIT and Hekemian & Co., Inc. (Incorporated by reference to Exhibit 10.1 to FREIT’s Form 10-K for the fiscal year ended October 31, 2009 and filed with the SEC on January 14, 2010)
10.2	Indemnification Agreements by Damascus 100, LLC and Rotunda 100, LLC to FREIT. (Incorporated by reference to Exhibits 10.1 and 10.2, respectively, to FREIT’s 10-Q for the quarter ended April 30, 2008 and filed with the SEC on June 9, 2008)
10.3	Notes to Hekemian employees relative to their investments in each of Grande Rotunda, LLC and Damascus Centre, LLC and the related documents (pledge and security agreements and amendments). (Incorporated by reference to Exhibits 10.3.1, 10.3.2, 10.3.3, 10.3.4, 10.3.5, 10.3.6, 10.3.7, 10.3.8, 10.3.9, 10.3.10, 10.3.11, 10.3.12, 10.3.13, 10.3.14, 10.3.15, 10.4.1, 10.4.2, 10.4.3, 10.4.4, 10.4.5, 10.4.6, 10.4.7, 10.4.8, 10.4.9 and 10.4.10, respectively, to FREIT’s 10-Q for the quarter ended April 30, 2008 and filed with the SEC on June 9, 2008)
10.4	Agency Agreement dated August 13, 2008 between Damascus Centre, LLC and Hekemian Development Resources, LLC. (Incorporated by reference to Exhibit 10.1 to FREIT’s 10-Q for the quarter ended July 31, 2008 and filed with the SEC on September 9, 2008)
10.5	Agency Agreement dated November 10, 2009 between Grande Rotunda, LLC and Hekemian Development Resources, LLC. (Incorporated by reference to Exhibit 10.1 to FREIT’s Form 10-Q for the quarter ended April 30, 2010 and filed with the SEC on June 9, 2010)
10.6	Amendment No. 1 to Agency Agreement dated as of July 24, 2012 between Grande Rotunda, LLC and Hekemian Resources Development, LLC. (Incorporated by reference to Exhibit 10.6 to FREIT’s Form 10-K for the year ended October 31, 2013 and filed with the SEC on January 14, 2014)
10.7	Line of Credit Note in the principal amount of $18 million executed by FREIT as Borrower, and delivered to The Provident Bank, as Lender, in connection with the Credit Facility provided by The Provident Bank to FREIT. (Incorporated by reference to Exhibit 10.6 to FREIT’s Form 10-K for the fiscal year ended October 31, 2009 and filed with the SEC on January 14, 2010.)

10.8	Amended and Restated Deferred Fee Plan, adopted as of October 31, 2014. (Incorporated by reference to Exhibit 10.8 to FREIT’s Form 10-K for the year ended October 31, 2014 and filed with the SEC on January 14, 2015)
10.9	Amendment No.2 to Amended and Restated Deferred Fee Plan, adopted May 7, 2015. (Incorporated by reference to Exhibit 10.1 to FREIT’s Form 10-Q for the quarter ended July 31, 2015 and filed with the SEC on September 9, 2015)
21	Subsidiaries of FREIT
22	Consent of EisnerAmper LLP
31.1	Rule 13a-14(a) - Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) - Certification of Chief Financial Officer
32.1	Section 1350 Certification of Chief Executive Officer
32.2	Section 1350 Certification of Chief Financial Officer.
101

The following materials from FREIT’s annual report on Form 10-K for the fiscal year ended October 31, 2019, formatted in Extensible Business Reporting Language (“XBRL”): (i) consolidated balance sheets; (ii) consolidated statements of income; (iii) consolidated statements of comprehensive income; (iv) consolidated statements of equity; (v) consolidated statements of cash flows; and (vi) notes to consolidated financial statements.

* FREIT will furnish a copy of any exhibit not included herewith upon request and upon payment of FREIT’s reasonable expenses in furnishing such exhibit.

EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Name	State of Formation and Organization	Trade Name

S And A Commercial Associates Limited Partnership	Maryland	None

Pierre Towers, LLC *	New Jersey	Pierre Towers

Damascus Centre, LLC	New Jersey	Damascus Center

Westwood Hills, LLC	New Jersey	Westwood Hills

Wayne PSC, LLC	New Jersey	Preakness S/C

Grande Rotunda, LLC	Maryland	The Rotunda/Icon

WestFREIT Corp	Maryland	Westridge Square

FREIT Regency, LLC	New Jersey	Regency Club

Station Place on Monmouth, LLC	New Jersey	Station Place

Berdan Court, LLC	New Jersey	Berdan Court

* Owned 100% by S And A Commercial Associates

EXHIBIT 22

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of First Real Estate Investment Trust of New Jersey and Subsidiaries on Form S-8 (No. 333-79555, No. 333-142675, No. 333-201922, and No. 333-224712) of our reports dated January 21, 2020, on our audits of the consolidated financial statements as of October 31, 2019 and 2018 and for each of the years in the three-year period ended October 31, 2019, the financial statement schedule listed in index Item 15, and the effectiveness of First Real Estate Investment Trust of New Jersey and Subsidiaries’ internal control over financial reporting as of October 31, 2019, which reports are included in this Annual Report on Form 10-K to be filed on or about January 21, 2020.

/s/ EisnerAmper LLP

EISNERAMPER LLP

New York, New York

January 21, 2020

EXHIBIT 31.1

CERTIFICATION

I, Robert S. Hekemian, Jr., certify that:

1.           I have reviewed this report on Form 10-K of First Real Estate Investment Trust of New Jersey;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.           The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)           Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)           Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.           The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: January 21, 2020	/s/ Robert S. Hekemian, Jr.
Robert S. Hekemian, Jr.
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Allan Tubin, certify that:

1.           I have reviewed this report on Form 10-K of First Real Estate Investment Trust of New Jersey;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.           The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)           Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)          Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.           The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: January 21, 2020	/s/ Allan Tubin
Allan Tubin
Chief Financial Officer and Treasurer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of First Real Estate Investment Trust of New Jersey (the “Company”) on Form 10-K for the year ended October 31, 2019 (the “Report”), I, Robert S. Hekemian, Jr., President and Chief Executive Officer of the Company, do hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, 15 U.S.C. § 78m(a) or 78o(d), and,

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: January 21, 2020	/s/ Robert S. Hekemian, Jr.
Robert S. Hekemian, Jr.
President and Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of First Real Estate Investment Trust of New Jersey (the “Company”) on Form 10-K for the year ended October 31, 2019 (the “Report”), I, Allan Tubin, Chief Financial Officer and Treasurer of the Company, do hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, 15 U.S.C. § 78m(a) or 78o(d), and,

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: January 21, 2020	/s/ Allan Tubin
Allan Tubin
Chief Financial Officer and Treasurer

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

Amendment No. 1

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended October 31, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-25043

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY
(Exact name of registrant as specified in its charter)

New Jersey	22-1697095
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

505 Main Street, Hackensack, New Jersey	07601
(Address of principal executive offices)	(Zip Code)

201-488-6400

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
--	--	--

Securities registered pursuant to Section 12(g) of the Act:

Shares of Beneficial Interest

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐      No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐      No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒      No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐               Accelerated Filer ☒               Non-Accelerated Filer ☐                Smaller Reporting Company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☒

The aggregate market value of the registrant’s shares of beneficial interest held by non-affiliates was approximately $95 million. Computation is based on the closing sales price of such shares as quoted on the over-the-counter-market on April 30, 2019, the last business day of the registrant’s most recently completed second quarter.

As of February 11, 2020, the number of shares of beneficial interest outstanding was 6,856,651.

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FORWARD-LOOKING STATEMENTS

Certain information included in this Annual Report on Form 10-K, as amended, contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The registrant cautions readers that forward-looking statements, including, without limitation, those relating to the registrant’s investment policies and objectives; the financial performance of the registrant; the ability of the registrant to borrow and service its debt; the economic and competitive conditions which affect the registrant’s business; the ability of the registrant to obtain the necessary governmental approvals for the development, expansion or renovation of its properties, the impact of environmental conditions affecting the registrant’s properties, and the registrant’s liquidity and capital resources, are subject to certain risks and uncertainties. Actual results or outcomes may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors, including, without limitation, the registrant’s future financial performance; the availability of capital; general market conditions; national and local economic conditions, particularly long-term interest rates; federal, state and local governmental regulations that affect the registrant; and the competitive environment in which the registrant operates, including, the availability of retail space and residential apartment units in the areas where the registrant’s properties are located. In addition, the registrant’s continued qualification as a real estate investment trust involves the application of highly technical and complex rules of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). The forward-looking statements are made as of the date of this Annual Report on Form 10-K, as amended, and the registrant assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those projected in such forward-looking statements.

2

EXPLANATORY NOTE

First Real Estate Investment Trust of New Jersey (the “Trust”) is filing this Amendment No. 1 on Form 10-K/A (this “Amendment”) to its Annual Report on Form 10-K for the fiscal year ended October 31, 2019, which was filed with the Securities and Exchange Commission (the “SEC”) on January 21, 2020 (the “Original Filing”).

This Amendment is being filed for the purpose of providing the information required by Items 10 through 14 of Part III of Form 10-K. This information was previously omitted from the Original Filing in reliance on General Instruction G(3) to Form 10-K, which permits the above-referenced Items to be incorporated in the Annual Report on Form 10-K by reference from a definitive proxy statement, if such definitive proxy statement is filed no later than 120 days after the last day of the Trust’s fiscal year on October 31, 2019.

In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the cover page to the Original Filing and Items 10 through 14 of Part III of the Original Filing are hereby amended and restated in their entirety. In addition, pursuant to Rule 12b-15 under the Exchange Act, the Trust is including Item 15 of Part IV, solely to file the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 with this Amendment.

Except as described above, no other changes have been made to the Original Filing. This Amendment does not affect any other section of the Original Filing not otherwise discussed herein and continues to speak as of the date of the Original Filing. The Trust has not updated the disclosures contained in the Original Filing to reflect any events that occurred subsequent to the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Trust’s other filings made with the SEC subsequent to the filing of the Original Filing.

3

PART III

ITEM 10	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Executive Officers and Trustees

The executive officers and trustees of the Trust are as follows:

Name	Age	Position(s)
Robert S. Hekemian, Jr.	60	Chief Executive Officer, President and Trustee
Ronald J. Artinian	71	Chairman of the Board and Trustee
David F. McBride, Esq.	72	Trustee
John A. Aiello, Esq.	70	Executive Secretary, Secretary and Trustee
Justin F. Meng	41	Trustee
David B. Hekemian	53	Trustee
Richard J. Aslanian	59	Trustee
Allan Tubin	81	Chief Financial Officer and Treasurer

There are no family relationships among the members of the Board of Trustees (the “Board”) and the executive officers, except that Robert S. Hekemian, Jr., Chief Executive Officer, President and a trustee of the Trust, and David B. Hekemian, a trustee, are siblings and the sons of the late Robert S. Hekemian, the Trust’s former Chairman and Chief Executive Officer and the former Chairman and Chief Executive Officer of Hekemian & Co., Inc., the Trust’s managing agent (“Hekemian & Co.”). During the past five years, none of the trustees or executive officers of the Trust have served as directors of any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended, except Robert S. Hekemian, Jr., who was a director of Oritani Financial Corp. (ORIT), the holding company for Oritani Bank, of which he was also a director, until Oritani Financial Corp. merged into Valley National Bancorp in December 2019, and Ronald J. Artinian, who served as a director of CommonWealth REIT (now known as Equity Commonwealth) during 2014, and The Reserve, The Reserve Primary Fund in Liquidation and The Reserve Yield Plus Fund in Liquidation, which are registered investment companies, from 2006 to 2016.

Each of the executive officers of the Trust serves in his office(s) until such time as his successor is elected and qualified.

Biographical Information

Robert S. Hekemian, Jr. has served as a trustee since 2007, and he was appointed as Chief Executive Officer of the Trust in April 2018 following the retirement of the late Robert S. Hekemian as Chairman and Chief Executive Officer of the Trust. Mr. Hekemian was additionally appointed to the office of President of the Trust in February 2019. Mr. Robert Hekemian, Jr.’s current term as a member of the Board is scheduled to expire at the next annual meeting of the Trust’s shareholders, and his term as Chief Executive Officer will expire at such time as his successor is appointed and qualifies. Mr. Hekemian has been involved in real estate activities for over 35 years, including property management, leasing, mortgage financing, construction and acquisitions of residential and commercial properties located throughout the Northeast and Mid-Atlantic regions of the United States. He has served as President and Chief Operating Officer of Hekemian & Co. since 2004, and is a member of the Executive Committee of Hekemian & Co. From 1983 to 2003, Mr. Hekemian served as Executive Vice President of Hekemian & Co. Mr. Hekemian is principally responsible for identifying real estate acquisitions and evaluating the performance of the real estate properties managed by Hekemian & Co. with a view toward maintaining or altering management and/or leasing strategies. Mr. Hekemian also serves on the Board of the New York Philharmonic. Mr. Hekemian is Chairman of the Bergen Community College Foundation. He is a Member of the Board of Governors, Hackensack University Medical Center, and a trustee of the Hackensack University Medical Center Foundation.

Ronald J. Artinian has served as a trustee since 1992, and he was appointed as Chairman of the Trust in April 2018 following the retirement of the late Robert S. Hekemian as Chairman and Chief Executive Officer of the Trust. Mr. Artinian’s current term as a member of the Board is scheduled to expire in April 2022, and his term as Chairman will expire at such time as his successor is appointed and qualifies. Mr. Artinian worked in the financial services industry for 26 years, including with Smith Barney, Inc. from 1989 to 1998, where Mr. Artinian held positions as an Executive Vice President, Managing Director and National Sales Manager. Mr. Artinian retired from Smith Barney in January 1998 in order to pursue other business interests as a private investor. Mr. Artinian joined the board of The Reserve, a money market fund, in 2007 and served as lead

4

independent director from March 2009 through December 2016. Mr. Artinian served as a member of the board of NYMAGIC, Inc., an insurance holding company specializing in commercial lines property and casualty and ocean marine insurance, from 2008 until the sale of that company in 2010. He also served on the board of CommonWealth REIT (now known as Equity Commonwealth), a real estate investment trust, during 2014.

David F. McBride, Esq. has served as a trustee since 2007. His current term as a member of the Board is scheduled to expire at the next annual meeting of the Trust. Mr. McBride has over 45 years of diversified real estate experience. He is the Chief Executive Officer of McBride Enterprises, Inc., a family-owned real estate company started in 1898. Mr. McBride was responsible for the development of numerous office and industrial properties, as well as residential projects in Northern New Jersey. He also oversaw the operations of his family’s general construction company, the Alpert P. Schmidt Construction Company, civil engineering firm, Urban Planning and Engineering Company, and commercial brokerage firm, McBride Corporate Real Estate. Mr. McBride was also instrumental in forming the Keystone Property Trust (NYSE) in 1998 and served as its Chairman of the Board until its sale to ProLogis (NYSE) in 2004. Mr. McBride has also been a Partner in and is presently Of Counsel to the law firm of Harwood Lloyd, LLC, specializing in real estate matters. Since 1998, Mr. McBride has also served as the Chairman and President of the Mountain Club Inc., t/a The High Mountain Golf Club. Mr. McBride also served on the Advisory Board of the McDonough School of Business at Georgetown University from 2008 to 2018.

John A. Aiello, Esq. has served as the Secretary and Executive Secretary of the Trust since 2003 and as a member of the Board since December 2015. His current term as a member of the Board of Trustees is scheduled to expire in April 2021. Mr. Aiello is an officer and shareholder of the law firm of Giordano, Halleran & Ciesla, P.C., where he has practiced law for 46 years. He is Chairman of the law firm’s Corporate and Securities practice group and concentrates his practice on corporate and securities law matters, including mergers and acquisitions and various corporate finance transactions. See the section entitled “Certain Relationships and Related Party Transactions” in this Proxy Statement. Mr. Aiello is an emeritus member and former Chairman of the Board of Directors of the Business Law Section of the New Jersey State Bar Association and a former member of the Board of Directors of the New Jersey chapter of the Association for Corporate Growth, a non-profit organization of professionals and business leaders in the middle market mergers and acquisitions space. Mr. Aiello is also a member of the Advisory Board of the Leon Hess School of Business of Monmouth University.

Justin F. Meng has served as a member of the Board since February 2016.  His current term as a member of the Board of Trustees is scheduled to expire in April 2022. Mr. Meng is a Managing Partner and Co-Portfolio Manager at V3 Capital Management L.P., an investment firm focused on publicly-traded real estate securities that he co-founded in 2011.  Previously, he was Partner and Head of REIT Research for High Rise Capital Management, L.P., where he worked from 2005 to 2011.  From 2002 to 2005, Mr. Meng served as an Associate at J.P. Morgan Asset Management in the Real Estate Investment Group, where he worked both in the acquisitions and asset management departments.  From 2000 to 2002, he served as an Analyst at J.P. Morgan Asset Management in their Fixed Income Group. Mr. Meng is a CFA charterholder.

David B. Hekemian has served as a member of the Board since April 2018. His current term as a member of the Board of Trustees is scheduled to expire in April 2021. Mr. Hekemian has served as a commercial real estate executive at Hekemian & Co. for over 30 years, holding positions of increasing responsibilities throughout his tenure at the company focused on strategic business and investment planning, retail development and leasing, asset profitability management and lender negotiations. From 1988 to 1992 he served as Property Manager, and from 1992 to 1996 he served as Vice President-Salesperson. Since 1996 Mr. Hekemian has served as Principal/Broker-Salesperson, Director of Commercial Brokerage and as a member of Hekemian & Co.’s Executive Committee. Mr. Hekemian is a member of the Armenian Missionary Association of America, where he served as Assistant Treasurer and a member of the Budget and Finance Committee from 1998 to 2007 and as Co-Chairman of the Investment Committee from 1996 to 2009, which included oversight and management of a $100 million equity and fixed income portfolio.

Richard J. Aslanian has served as a member of the Board since April 2018. His current term as a member of the Board of Trustees is scheduled to expire in April 2021. Mr. Aslanian is the Co-Founder of Welcome Home Brands, LLC, a distributor of imported paper and plastic bakeware products that services cruise lines, hotels, casinos and food service companies. He co-founded Welcome Home Brands, LLC in 2010. From 2007 to 2009 Mr. Aslanian was the Chief Executive Officer, sole Managing Member and founder of Blue Ram Capital Management, LLC, which managed an investment partnership of public equities in developed markets. In 2006, Mr. Aslanian retired from Goldman Sachs & Co. as a Managing Director after having been with the firm since 1991, during which time he was co-head of one of the most prominent wealth management teams of the firm. From 1985 to 1991 Mr. Aslanian was an attorney at the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP where he concentrated his practice on corporate and tax matters and public and private mergers and acquisitions. Mr. Aslanian established the Richard J. Aslanian Scholarship Fund, an endowed scholarship, at the University of Pennsylvania, and has served on the boards of several charitable organizations, including the Partnership for Inner-City Education, the Harrison Educational Foundation and the Armenian Church Endowment Fund.

Allan Tubin was appointed as Chief Financial Officer and Treasurer of the Trust in February 2019. Mr. Tubin is the Chief Financial Officer of Hekemian & Co., the Trust’s managing agent. As Chief Financial Officer of Hekemian & Co., Mr. Tubin

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is responsible for corporate and project finance, budgeting and tax planning, accounting, and SEC compliance for both Hekemian & Co. and its affiliates. He is a member of Hekemian & Co.’s Acquisitions and Development Due Diligence Team, where he is responsible for financial forecasting and modeling. Mr. Tubin has over 25 years’ experience in real estate finance. Prior to joining Hekemian & Co. in 1996, he served as the Chief Financial Officer for the international real estate activities of the investment bank Donaldson, Lufkin & Jenrette, and served as a certified public accountant with Ernst & Young.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Trust’s executive officers and trustees, and persons who own more than 10% of the Shares, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Executive officers, trustees and greater than 10% Shareholders are required by SEC regulation to furnish the Trust with copies of all Forms 3, 4 and 5 they file.

Based solely on the Trust’s review of the copies of such forms it has received, the Trust believes that all of its trustees, executive officers and greater than 10% Shareholders complied with all filing requirements applicable to them with respect to reports required to be filed by Section 16(a) of the Exchange Act during fiscal 2019, except for a Form 3 for Allan Tubin in connection with his appointment as Chief Executive Officer of the Trust, which has been filed with the SEC.

Code of Ethics

The Trust has adopted a Code of Ethics that is applicable to all trustees, executive officers and management employees of the Trust, including, without limitation, the Trust’s principal executive and senior financial officers. The Audit Committee is charged with administering and interpreting the Code of Ethics. The Code of Ethics is available on the Trust’s website at www.freitnj.com under the “About FREIT” and “Corporate Governance” tabs.

Audit Committee

The current members of the Audit Committee of the Board of Trustees are Ronald J. Artinian, David F. McBride and Richard J. Aslanian. Ronald J. Artinian serves as the Chairman of the Audit Committee. Each member of the Audit Committee satisfies the audit committee qualifications under the NASDAQ Listing Rules and is independent, as independence for audit committee members is defined in the NASDAQ Listing Rules, and they each meet the independence requirements of Exchange Act Rule 10A-3(b)(1).

The Audit Committee held four meetings during fiscal 2019. The Audit Committee selects the independent registered public accounting firm (the “Independent Auditors”) to audit the books and accounts of the Trust. In addition, the Audit Committee reviews and pre-approves the scope and costs of all services (including non-audit services) provided by the Independent Auditors. The Audit Committee also monitors the effectiveness of the audit effort and financial reporting and inquires into the adequacy of the Trust’s financial and operating controls.

Based on its review of the criteria of an Audit Committee Financial Expert under the rules of the Securities and Exchange Commission (the “SEC”), the Board of Trustees does not believe that any of the members of the Trust’s Audit Committee qualifies as an Audit Committee Financial Expert.

Each of Ronald J. Artinian, David F. McBride and Richard J. Aslanian has made significant contributions and provided valuable service to the Trust and its Shareholders as members of the Audit Committee. The Board of Trustees believes that each of Mr. Artinian, Mr. McBride and Mr. Aslanian has demonstrated that he is capable of (i) understanding accounting principles generally accepted in the United States of America (“GAAP”), (ii) assessing the general application of GAAP principles in connection with the accounting for estimates, accruals and reserves, (iii) understanding financial statements and analyzing and evaluating the Trust’s financial statements, (iv) understanding internal controls and procedures for financial reporting, and (v) understanding audit committee functions, all of which are attributes of an Audit Committee Financial Expert under the rules of the SEC. Given the business experience and acumen of Mr. Artinian, Mr. McBride and Mr. Aslanian, the Board of Trustees believes that each of them is qualified to carry out all duties and responsibilities of the Trust’s Audit Committee. However, Mr. Artinian, Mr. McBride and Mr. Aslanian have not acquired these attributes through the specific experience that is required for qualification as an Audit Committee Financial Expert under the rules of the SEC, such as experience serving as, or experience actively supervising, a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements. Therefore, the Board of Trustees does not believe that any of its current members meets all of the requirements under the SEC rules for qualification as an Audit Committee Financial Expert.

The Board of Trustees believes that Allan Tubin, the Trust’s Chief Financial Officer and Treasurer, meets all of the requirements under the rules of the SEC for qualification as an Audit Committee Financial Expert. However, Mr. Tubin is

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not a trustee of the Trust and would not meet the requirements for qualification as an “independent director” under the NASDAQ Listing Rules due to the fact that Mr. Tubin is an executive officer of the Trust and an executive officer of Hekemian & Co., the Trust’s managing agent. As Chief Financial Officer of the Trust, Mr. Tubin will make the certifications required under the Sarbanes-Oxley Act of 2002 and the related rules adopted by the SEC with respect to (i) the Trust’s financial statements and other financial information included in periodic reports filed with the SEC, (ii) the Trust’s disclosure controls and procedures regarding the disclosure to the certifying officers of material information relating to the Trust, and (iii) the Trust’s internal controls and the adequacy of the design and operation of such internal controls. As a certifying officer of the Trust, Mr. Tubin will meet with and make reports to the Audit Committee with respect to the items which are the subject matter of his certifications.

Based on the foregoing, the Board of Trustees believes that the Audit Committee functions effectively and properly performs and discharges its duties, and the Board does not believe that it is necessary at this time to actively search for an outside person to serve on the Board of Trustees who would qualify as an Audit Committee Financial Expert.

ITEM 11	EXECUTIVE COMPENSATION

The Trust is externally managed by Hekemian & Co. Hekemian & Co. is owned by members of the family of Robert S. Hekemian, Jr., Chief Executive Officer, President and a trustee of the Trust, David B. Hekemian, a trustee of the Trust, and the late Robert S. Hekemian, a former consultant to the Trust. As compensation for its management services, the Trust pays Hekemian & Co. management and other fees pursuant to a Management Agreement between the Trust and Hekemian & Co. In addition, as an incentive to the employees of Hekemian & Co. (including members of the Hekemian family) to identify and provide real estate investment opportunities for the Trust, the Trust has advanced to such employees who are investors in certain joint venture projects a portion of the equity capital required to be contributed by them to such joint ventures. The Management Agreement and these other incentives are more particularly described in “Certain Relationships and Related Party Transactions; Director Independence” below.

In view of the Trust’s external management structure, the Trust does not employ executive officers on a full-time basis. The following Compensation Discussion and Analysis presents information regarding the Trust’s compensation policies and programs and the compensation of the Trust’s executive officers.

Compensation Discussion and Analysis

Overview

The Trust’s compensation program is designed to properly compensate the executive officers commensurate with the duties and services that they are employed to perform for the Trust, to reward their dedication, hard work and success and align their interests with the long-term interests of the Trust. The Compensation Committee reviews the compensation paid to the executive officers in consideration of these objectives and makes recommendations to the Board regarding its determinations. The various factors considered by the Compensation Committee in reaching its determinations concerning the compensation of the executive officers are discussed under “Fiscal 2019 Compensation” below.

Recovery of Erroneously Awarded Compensation

The Board has adopted a policy that provides that, in the event that the Trust is required to prepare an accounting restatement due to the Trust’s material non-compliance with any financial reporting requirement, the Trust will require the reimbursement, cancellation or forfeiture, as the case may be and to the fullest extent permitted by applicable law, of any incentive-based compensation paid to any current or former executive officer during the three-year period preceding such restatement that was based on the erroneous data and that was paid in excess of the compensation that would have been paid to the executive officer based on the accounting restatement. The Trust will disclose any incentive-based compensation paid to any executive officer that is based on any measure of financial performance or any other financial information in the Trust’s proxy statement for the annual meeting of Shareholders and as required by the rules and regulations of the SEC.

As discussed under “Elements of Executive Compensation” below, the Trust did not pay any incentive-based compensation to any of the executive officers during the fiscal year ended October 31, 2019.

Hedging Policy

It is the policy of the Trust that no employee or trustee of the Trust may purchase any financial instruments that are designed to hedge or offset any decrease in the market value of the Trust’s Shares that (i) were previously awarded, or acquired pursuant to the exercise of any option granted, to an employee or trustee by the Trust as part of the compensation of such employee or trustee or (ii) otherwise held, directly or indirectly, by an employee or trustee, which financial instruments will include, without limitation, puts, calls, straddles, equity swaps and any other derivative security that is directly linked to the Shares.

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Elements of Executive Compensation

There are three elements to the compensation of the executive officers of the Trust: (1) base salary; (2) the Equity Incentive Plan; and (3) the Amended and Restated Deferred Fee Plan (the “Deferred Fee Plan”). The Compensation Committee and the Board believe that these elements allow the Trust to accomplish its objectives of properly compensating the executive officers for their services to the Trust, rewarding the dedication, hard work and success of executive officers and aligning the interests of executive officers with the long-term interests of the Trust.

Except for base salary, benefits under the Equity Incentive Plan and Deferred Fee Plan, and fees paid to the executive officers for their service as trustees, the Trust does not pay any other compensation or benefits to its executive officers, whether it be in the form of bonus, long-term incentive compensation, perquisites, rights, warrants, convertible securities, performance units, performance shares or other similar instruments. The Equity Incentive Plan and the Deferred Fee Plan are the only employee benefit plans maintained by the Trust. There are no employment contracts between the Trust and any of the executive officers, nor is there any compensatory plan or arrangement between the Trust and any of the executive officers pursuant to which an executive officer would receive payments as the result of his resignation or retirement as an executive officer, or any other event resulting in the termination of his relationship with the Trust as an executive officer, or as a result of a change in control of the Trust. The Trust’s Deferred Fee Plan, discussed below, provides that a participant may receive Shares with respect to amounts credited to such participant’s account under the Deferred Fee Plan, including amounts deferred thereunder and accrued interest, upon such participant’s attainment of the retirement age specified in the participant’s deferral election, such participant’s actual retirement, such participant’s cessation of services prior to retirement, or the occurrence of a change in control of the Trust as defined under the Deferred Fee Plan. The Trust’s Equity Incentive Plan provides that in the event of (i) a Change in Control (as such term is defined in the Equity Incentive Plan), or (ii) a sale of all or substantially all of the assets of the Trust, other than a sale of assets to a subsidiary or other affiliated entity of the Trust, all outstanding options granted under the Equity Incentive Plan will become exercisable (to the extent not already exercisable) immediately before or contemporaneously with the occurrence of such change in control or sale, and each outstanding restricted share award granted under the Equity Incentive Plan shall immediately become free of all restrictions, conditions and forfeiture provisions.

As previously reported by the Trust, on January 14, 2020, the Trust and certain of its affiliates entered into a Purchase and Sale Agreement (the “Sale Agreement”), pursuant to which the Trust and its affiliates will sell 100% of their ownership interests in seven real properties held by them. In addition, as previously reported by the Trust, on January 14, 2020, the Board adopted a Plan of Voluntary Liquidation (the “Plan of Liquidation”), which provides for the voluntary termination and liquidation of the Trust by the sale, conveyance, transfer and delivery of all of the Trust’s remaining assets. The Sale Agreement and the Plan of Liquidation are both subject to the approval of the Trust’s shareholders. If the Sale Agreement is approved by the Trust’s shareholders and the transactions contemplated therein are completed, but the Plan of Liquidation is not approved by the Trust’s shareholders, then the vesting of options outstanding under our Equity Incentive Plan will not accelerate but the Compensation Committee of our Board of Trustees may consider and approve a reduction of the exercise price of outstanding options at such time as the Board approves a distribution to the Trust’s shareholders. However, if both the Sale Agreement and the Plan of Liquidation are approved by the Trust’s shareholders (and the transactions contemplated in the Sale Agreement are completed), then all unvested outstanding options will become vested upon the consummation of the transactions contemplated in the Sale Agreement. As of October 31, 2019, there were 202,400 unexercised options collectively held by the executive officers and trustees of the Trust that were outstanding. Additional information with respect to outstanding stock options is set forth in the “Outstanding Equity Awards at Fiscal Year-End” table below.

Robert S. Hekemian, Jr., Chief Executive Officer, President and a trustee of the Trust, is the President and Chief Operating Officer of Hekemian & Co. David B. Hekemian, a trustee of the Trust, is the Principal/Broker – Salesperson and Director of Commercial Brokerage of Hekemian & Co. Robert S. Hekemian, the former Chairman and Chief Executive Officer of the Trust, served as a consultant to the Trust and Chairman of the Board and Chief Executive Officer of Hekemian & Co. prior to his death in December 2019. Pursuant to the terms of the Management Agreement between Hekemian & Co. and the Trust, Hekemian & Co. is entitled to receive a termination fee from the Trust under certain circumstances, including the non-renewal of the Management Agreement by the Trust, termination of the Management Agreement by the Trust without cause, or termination of the Management Agreement by the Trust following an acquisition of the Trust. See “Certain Relationships, Related Party Transactions; Director Independence” below.

Equity Incentive Plan

The Trust originally adopted the Equity Incentive Plan in 1999 upon the approval of the Board and the shareholders. In 2007, the Board and shareholders approved amendments to the Equity Incentive Plan to (a) increase the number of Shares reserved for issuance thereunder by 300,000 Shares and (b) extend the term of the Equity Incentive Plan from September 10, 2008 to September 10, 2018. In 2018, the Board and shareholders approved further amendments to the Equity Incentive Plan to (a) increase the number of Shares reserved for issuance thereunder by an additional 300,000 Shares and (b) further extend the term of the Equity Incentive Plan from September 10, 2018 to September 10, 2028.

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The purpose of the Equity Incentive Plan is to allow the Trust to retain the services of individuals who have made, and/or who are expected to make, significant contributions to the business of the Trust and its subsidiaries, to align such persons’ interests with the long-term interests of the Trust, and to reward hard work, dedication and success by providing such individuals with an opportunity to acquire Shares of the Trust or receive other Share-based awards. Eligible participants include executive officers, trustees and consultants of the Trust, including employees of Hekemian & Co., the Trust’s managing agent.

The Board administers the Equity Incentive Plan, with the full and exclusive power to interpret the plan, to adopt rules, regulations and guidelines relating to the plan, to grant waivers of restrictions under the plan and to make all of the determinations necessary for the administration of the plan. The Board’s authority to administer the Equity Incentive Plan includes the authority, within the limits set forth in the plan, to determine the persons to whom awards may be granted, determine the number of Shares to be covered by each award, establish the terms, conditions and provisions of the awards to be granted, and establish restrictions on the awards or subsequently waive any such restriction or permit any such restriction to lapse.

The exercise price of options granted under the Equity Incentive Plan will be equal to the Fair Market Value (as defined in the Equity Incentive Plan) of the Shares on the date of the grant of the options. For any other form of award, the consideration, if any, to be paid in exchange for the award will be determined by the Board, but in no event will such consideration be greater than the Fair Market Value of the Shares on the date of grant. The term of awards will be determined by the Board, but will not exceed 10 years from the date of grant. Awards will vest in accordance with terms fixed by the Board, and vesting of awards may accelerate upon the occurrence of certain events, including a Change in Control (as defined in the Equity Incentive Plan), sale of all or substantially all of the Trust’s assets, or the death, the Retirement (as defined in the Equity Incentive Plan) of the participant or the disability of the participant.

The Board may terminate, modify or amend the Equity Incentive Plan at any time, provided that any modification or amendment that increases the number of Shares reserved for issuance thereunder is subject to the approval of the Trust’s shareholders, and any termination, modification or amendment that adversely affects the terms of any outstanding awards is subject to the consent of the holders thereof.

The Board has charged the Compensation Committee with the responsibility of making recommendations to the Board with respect to grants of awards under the Equity Incentive Plan to eligible participants. While the Equity Incentive Plan provides that options to acquire Shares will be the principal form of award under the plan, the plan also provides for grants of restricted Share awards and other Share-based awards.

During the 2019 fiscal year, upon the recommendation of the Compensation Committee, the Board of Trustees granted options to acquire 5,000 Shares under the Equity Incentive Plan to Ronald J. Artinian, the Chairman of the Board. The Compensation Committee did not recommend, and the Board of Trustees did not make, any other grants of stock options or other equity-based awards under the Equity Incentive Plan during the fiscal year ended October 31, 2019.

Amended and Restated Deferred Fee Plan

Effective November 1, 2000, the Board of trustees adopted the Deferred Fee Plan, which is intended to provide a benefit to executive officers and trustees who have made, and/or who are expected to continue to make, significant contributions to the long-term success of the Trust. An election to defer compensation is required to be made prior to the calendar year for which it will be effective, and is irrevocable with respect to the calendar year to which it applies.  The Deferred Fee Plan was amended and restated effective December 31, 2008, and further amended and restated effective November 1, 2014.

The original purpose of the Deferred Fee Plan was to provide executive officers and trustees with a long-term savings opportunity. Prior to the amendments to the Deferred Fee Plan that went into effect as of November 1, 2014, the Deferred Fee Plan permitted any executive officer or trustee to elect to defer receipt of any compensation, including executive officer salary, trustee annual retainer fees, meeting attendance fees, and property site inspection fees, and the rate of interest payable on any amounts deferred was fixed at 9% per annum, compounded quarterly.

The amendments to the Deferred Fee Plan that went into effect as of November 1, 2014 shifted the purpose of the Deferred Fee Plan from a long-term savings vehicle for eligible participants to an opportunity for eligible participants to increase their equity position in the Trust. As amended and restated effective November 1, 2014, the Deferred Fee Plan no longer permits trustees who are also executive officers of the Trust to defer amounts payable to them as salary for their services as executive officers. Participants in the Deferred Fee Plan are only permitted to defer amounts payable to them for their service as trustees. In addition, from and after November 1, 2014, amounts deferred, together with the interest accrued on a participant’s entire balance, will be converted on the last day of each calendar quarter into share units that are equivalent to Shares (“Share Units”), and credited to the participant’s account. Amounts deferred under the Deferred Fee Plan are converted into Share Units on a quarterly basis, on the last day of each calendar quarter. The number of Share Units to be credited with respect to amounts deferred during a calendar quarter will be determined by the closing price of the Shares on the trading day immediately

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preceding the last day of such calendar quarter. The participants’ existing balances as of October 31, 2014 will be preserved in the form of cash and will not be converted into Share Units, although the interest that accrues on such existing balances from and after November 1, 2014 will be converted into Share Units. As of November 1, 2014, the interest rate on participants’ cash balances under the Deferred Fee Plan was changed from 9% per annum to the average interest rate on ten-year Treasury bonds plus 150 basis points. In the event that any cash dividend is paid by the Trust with respect to the Shares, each participant will be credited with a number of Share Units equal to (x) the amount of the cash dividend paid with respect to one Share, (y) multiplied by the total number of Share Units credited to a participant’s account as of the record date for the dividend, (z) divided by the fair market value of one Share on the trading day immediately preceding the payment date of the dividend. In the event that any dividend is paid with respect to the Shares in Shares, each participant will be credited with a number of Share Units equal to the number of full Shares that such participant would have received had the participant been the owner, on the record date for the dividend, of a number of Shares equal to the number of Share Units credited to the participant’s account.

A participant’s deferred benefits under the Deferred Fee Plan will be paid to the participant at either: (i) the retirement age specified by the participant in the deferral election; (ii) actual retirement of the participant; (iii) upon the earlier cessation of duties as a trustee of the Trust prior to retirement; or (iv) upon a change in control of the Trust, as defined in the Deferred Fee Plan.  On the payment date, the Trust will issue to the participant a number of Shares equal to the number of Share Units credited to the participant’s account, and will pay to the participant amounts maintained in the participant’s account as of October 31, 2014 as cash in either a lump sum or in a number of substantially equal annual installments over a period not to exceed 10 years, at the election of the participant, except if a participant elects to receive payment upon the occurrence of a change in control, in which case all such amounts will be payable in a lump sum.  The Trust has not created and will not create a cash sinking fund for amounts deferred pursuant to the Deferred Fee Plan that are not payable in Shares.  As a result, any participant who elects to participate in the Deferred Fee Plan is an unsecured creditor of the Trust with respect to any amounts deferred thereunder.  The Deferred Fee Plan may be amended, suspended or terminated by resolution of the Board at any time and from time to time, provided that no amendment, suspension or termination will operate to adversely affect the plan benefits accrued or available for any participant.

As of October 31, 2019, an aggregate amount of approximately $7,610,000 has been deferred under the Deferred Fee Plan, which represents an aggregate of $4,422,000 of deferred fees and $3,188,000 of accrued deferred interest, which amounts will be maintained as cash in the participants’ accounts under the Deferred Fee Plan and will not be converted into Share Units as described above. Subsequent to October 31, 2019, the Trust paid an aggregate of $4,977,115, which former executive officers and trustees were entitled to receive under the Deferred Fee Plan.

During the fiscal year ended October 31, 2019, participants deferred a total of approximately $879,800 under the Deferred Fee Plan, consisting of approximately $581,600 of deferred fees and approximately $298,200 of accrued deferred interest. Pursuant to the amendments to the Deferred Fee Plan that became effective on November 1, 2014, the aggregate amount of $879,800 deferred by all participants converted into an aggregate of 53,741 Share Units during the fiscal year ended October 31, 2019, which were credited to the participants’ accounts. In addition, the participants were credited with an aggregate of 6,407 Share Units during fiscal 2019 representing dividends paid with respect to the Share Units credited to their accounts. Additional information regarding the participants’ deferral of fees and the conversion of deferred amounts into Share Units credited to their accounts is set forth under “Fiscal 2019 Nonqualified Deferred Compensation” and “Fiscal 2019 Trustee Compensation” below.

The Sale Agreement provides for the sale of a 100% interest in seven apartment properties owned by the Trust and certain of its affiliates; however, there are circumstances in which certain apartment properties may be excluded from the transaction. If all of seven apartment properties are sold pursuant to the Sale Agreement, the completion of the transaction will constitute a “change in control” under the Deferred Fee Plan and entitle participants to receive a lump sum cash payment of their accrued benefits under the Deferred Fee Plan. The terms of the Sale Agreement, including the circumstances in which certain apartment properties may be excluded from the transaction, are described in further detail in the Trust’s Current Report on Form 8-K filed with the SEC on January 15, 2020.

Fiscal 2019 Compensation

The Compensation Committee recommended to the Board that there be no adjustments to the compensation paid to the executive officers for the fiscal year ended October 31, 2016 from the compensation paid to them in the fiscal year ended October 31, 2015, and the Board accepted the Compensation Committee’s recommendation and did not make any adjustments to the compensation paid to the executive officers for the fiscal year ended October 31, 2016. The Compensation Committee similarly recommended to the Board that there be no adjustments to the compensation paid to the executive officers for the fiscal year ended October 31, 2017, and the Board accepted the Compensation Committee’s recommendation and did not make any adjustments to the compensation paid to the executive officers for the fiscal year ended October 31, 2017.

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Following Robert S. Hekemian’s retirement as Chairman and Chief Executive Officer on April 5, 2018, the Board determined, upon the recommendation of the Compensation Committee, to pay Robert S. Hekemian, Jr. a base salary for the fiscal year ended October 31, 2018 of $300,000 on a pro-rated basis for his services as Chief Executive Officer following his appointment to that office in April 2018. Robert S. Hekemian was paid an annual base salary of $300,000 prior to his retirement in April 2018.

With respect to compensation for the fiscal year ended October 31, 2019, the Compensation Committee recommended to the Board that the base salary paid to Robert S. Hekemian, Jr. for his service as Chief Executive Officer of the Trust be increased to $400,000 per year from $300,000 per year, and that there be no adjustments to the compensation paid to Allan Tubin as Chief Financial Officer and Treasurer of the Trust, Ronald J. Artinian as Chairman of the Board of the Trust, or John A. Aiello as Executive Secretary, and the Board approved the Compensation Committee’s recommendations.

With respect to compensation for the fiscal year ending October 31, 2020, the Compensation Committee recommended to the Board that the base salary paid to Robert S. Hekemian, Jr. for his service as Chief Executive Officer of the Trust be maintained at $400,000 per year, and that there be no adjustments to the compensation paid to Allan Tubin as Chief Financial Officer and Treasurer of the Trust, Ronald J. Artinian as the Chairman of the Board or John A. Aiello as Executive Secretary.

The Compensation Committee considers the following factors, among other things, in the course of its review of the compensation for the executive officers: (a) compensation paid by other real estate investment trusts, both as a component of operating expenses and to ensure that the Trust’s compensation levels are competitive in the industry; (b) the duties and responsibilities of the executive officers and the value of the services provided by them; (c) the Trust’s operating results and financial condition, as well as the condition and prospects of the residential and commercial real estate markets; and (d) the results of the most recent shareholder advisory vote to approve the compensation of the executive officers, which was conducted at the 2017 Annual Meeting. For the fiscal year ending October 31, 2020, the Compensation Committee also considered the roles of the executive officers with the Trust’s evaluation and pursuit of the strategic alternatives being pursued by the Trust, including the Sale Agreement and Plan of Liquidation.

The Compensation Committee reviews compensation paid by other real estate investment trusts in the most general way in view of the fact that unlike many other real estate investment trusts, the Trust is externally managed. Therefore, the Trust does not retain the services of its executive officers on a full-time, exclusive basis, and the executive officers do not spend full time in their respective positions or devote all of their business activities to the Trust. The Compensation Committee and the Board take these considerations into account when determining the compensation to be paid to the Trust’s executive officers, and the compensation paid to the executive officers reflects what the Compensation Committee and the Board believe to be fair and reasonable compensation for the services that the executive officers provide to the Trust and their commitment to serve as executive officers of the Trust under these circumstances. The Compensation Committee and the Board also consider the size and scope of the Trust’s business and operations as reflected on its balance sheet and income statement in relationship to other real estate investment trusts.

As required by the rules and regulations of the SEC, at the 2017 Annual Meeting of Shareholders, the shareholders were asked to approve an advisory resolution approving the compensation of the executive officers as disclosed and described in the Compensation Discussion and Analysis and the compensation tables and narratives contained in the Trust’s proxy statement used in connection with the 2017 Annual Meeting. The advisory resolution received the approval of approximately 97.7% of the votes cast on this proposal. The Compensation Committee and the Board concluded from the strong approval of the advisory resolution that the shareholders believe that the Trust’s compensation policies and the compensation paid to the executive officers are appropriate and reflective of the Trust’s objectives of aligning the interests of the executive officers with the long-term interests of the Trust. In accordance with the rules and regulations of the SEC, and based on the results of the vote by the shareholders at the 2017 Annual Meeting on the frequency of such vote, the advisory vote by the shareholders to approve the compensation of the executive officers will occur again at a special meeting of the Trust’s shareholders to approve the Sale Agreement and Plan of Liquidation, among other things, which the Trust expects to hold in the second quarter of the fiscal year ending October 31, 2020.

Risk Management

The Compensation Committee does not believe that the Trust’s executive compensation program gives rise to any risks that are reasonably likely to have a material adverse effect on the Trust. Executive officers are compensated on a fixed salary basis and have not been awarded any bonuses or other compensation that might encourage the taking of unnecessary or excessive risks that threaten the long-term value of the Trust. In addition, the Compensation Committee and the Board have utilized, the Equity Incentive Plan to align the interests of the trustees and executive officers with the long-term interests of the Trust and the shareholders through grants of stock options and other equity-based awards, thereby giving the trustees and executive officers additional incentives to protect the long-term value of the Trust.

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Executive Compensation and Financial Performance

As discussed above, the executive officers of the Trust are compensated primarily on a fixed salary basis and have not been awarded any incentive-based cash bonuses, and the compensation paid to the executive officers is not specifically dependent upon any particular measure of financial performance. However, the Compensation Committee considers, in general terms, both the overall financial performance and condition of the Trust and the Trust’s long-term prospects in the Committee’s determination of appropriate levels of executive salary, among other factors and considerations discussed under “Fiscal 2019 Compensation” above.

Chief Executive Officer Compensation and Employee Compensation

The table below sets forth comparative information regarding (A) the total compensation of the Chief Executive Officer for the fiscal year ended October 31, 2019, (B) the median of the total compensation of all other employees of the Trust, not including the Chief Executive Officer, for the fiscal year ended October 31, 2019, and (C) the ratio of the Chief Executive Officer’s total compensation to the median of the total compensation of all other employees (other than the Chief Executive Officer). As of October 31, 2019, excluding the Chief Executive Officer, the Trust had forty-six employees, including thirty-two full-time employees, eleven part-time and seasonal employees, and three executive officers.

Chief Executive Officer compensation (A)	$481,190
Median compensation of all employees (not including Chief Executive Officer) (B)	$39,888
Ratio of (A) to (B)	12.06

Compensation Committee Interlocks and Insider Participation

For the fiscal year ended October 31, 2019, David F. McBride, Justin F. Meng and Richard J. Aslanian served on the Compensation Committee of the Board, with Mr. McBride serving as the Chairman of the Committee. None of the members of the Compensation Committee served as an executive officer or employee of the Trust at any time during the fiscal year ended October 31, 2019, nor have any of them ever served as an executive officer of the Trust in any prior year.

Compensation Committee Report

The Compensation Committee has discussed and reviewed the foregoing Compensation Discussion and Analysis with management. Based upon this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Amendment.

Submitted by:	David F. McBride, Chairman
Justin F. Meng
Richard J. Aslanian

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SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the compensation of all of the named executive officers of the Trust (the “Executive Officers”) as of October 31, 2019, October 31, 2018 and October 31, 2017 for services in all capacities to the Trust for the 2019, 2018 and 2017 fiscal years, respectively. With respect to all compensation, the term “paid” will mean actually paid or deferred.

Name and Principal Position (1)	Year	Salary ($)(2)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robert S. Hekemian,	2019	--	--	--	--	--	--	--	--
Former Chairman of the Board	2018	$128,932 (4)	$ --	$ --	$ --	$ --	$ --	$235,806 (5)	$364,738 (6)
and Chief Executive Officer (3)	2017	$300,000	$ --	$ --	$ --	$ --	$ --	$237,745 (5)	$537,745
Robert S. Hekemian, Jr.,	2019	$400,000	$ --	$ --	$ --	$ --	$ --	$81,190 (9)	$481,190
President and Chief	2018	$171,781 (8)	$ --	$ --	$ --	$ --	$ --	$63,046 (9)	$234,827
Executive Officer (7)	2017	--	--	--	--	--	--	--	--
Allan Tubin,	2019	$21,863 (11)	$ --	$ --	$ --	$ --	$ --	$ --	$21,863
Treasurer and Chief	2018	--	--	--	--	--	--	--	--
Financial Officer (10)	2017	--	--	--	--	--	--	--	--
Donald W. Barney,	2019	$20,342 (13)	$ --	$ --	$ --	$ --	$ --	$87,211 (14)	$107,553
Former President, Treasurer	2018	$75,000	$ --	$ --	$ --	$ --	$ --	$119,515 (14)	$194,515
and Chief Financial Officer (12)	2017	$75,000	$ --	$ --	$ --	$ --	$ --	$114,378 (14)	$189,378
John A. Aiello, Esq.,	2019	$40,000	$ --	$ --	$ --	$ --	$ --	$76,000 (15)	$116,000 (16)
Executive Secretary and	2018	$35,000	$ --	$ --	$ --	$ --	$ --	$68,000 (15)	$103,000 (16)
Secretary	2017	$30,000	$ --	$ --	$67,260	$ --	$ --	$71,800 (15)	$169,060 (16)

(1)	Represents the positions held by each Executive Officer for the fiscal years ended October 31, 2019, October 31, 2018 and October 31, 2017.
(2)	Represents payment to the Executive Officers for their services as Executive Officers of the Trust.
(3)	Robert S. Hekemian retired as Chairman, Chief Executive Officer and a trustee of the Trust effective April 5, 2018. Mr. Hekemian did not serve as an Executive Officer of the Trust during the fiscal year ended October 31, 2019.
(4)	Based on an annual base salary in the amount of $300,000, prorated for the period beginning November 1, 2017 through the effective date of Robert S. Hekemian’s retirement as Chairman of the Board and Chief Executive Officer on April 5, 2018.
(5)	Of these amounts, $200,955 and $177,958 represent accrued interest earned in the fiscal years ended October 31, 2018 and 2017, respectively, on amounts previously deferred by Robert S. Hekemian for service as an Executive Officer pursuant to the terms of the Deferred Fee Plan, pursuant to which payment of accrued interest is deferred until such time that the deferred executive officer fees are paid to Mr. Hekemian; $27,642 and $55,800 represent annual retainer fees, meeting fees and other fees paid to Mr. Hekemian in the fiscal years ended October 31, 2018 and 2017, respectively, as consideration for his service on the Board of Trustees and, if applicable, its committees, but deferred pursuant to the terms of the Deferred Fee Plan; and $7,209 and $3,987 represent dividends earned related to accrued interest and fees in the fiscal years ended October 31, 2018 and 2017, respectively. Pursuant to the amendments to the Deferred Fee Plan that became effective on November 1, 2014, the aggregate amount of $235,806 deferred (including dividends earned on deferral) for the fiscal year ended October 31, 2018 converted into an aggregate

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of 14,921 Share Units, and the aggregate amount of $237,745 deferred (including dividends earned on deferral) for the fiscal year ended October 31, 2017 converted into an aggregate of 12,917 Share Units. See “Amended and Restated Deferred Fee Plan,” above.
(6)	In addition to amounts paid to Robert S. Hekemian for his service as Chairman of the Board, Chief Executive Officer and a trustee of the Trust during the fiscal year ended October 31, 2018 until his retirement as an Executive Officer and trustee on April 5, 2018, Mr. Hekemian entered into a Consulting Agreement with the Trust effective April 5, 2018 and received compensation from the Trust for consulting services rendered thereunder. The compensation paid to Mr. Hekemian under the Consulting Agreement during the fiscal years ended October 31, 2019 and 2018 is described in Item 13, “Certain Relationships and Related Party Transactions; Trustee Independence.”
(7)	Robert S. Hekemian, Jr. was appointed as Chief Executive Officer of the Trust effective April 5, 2018 and President of the Trust effective February 7, 2019. Mr. Hekemian did not serve as an Executive Officer of the Trust during the fiscal year ended October 31, 2017.
(8)	Based on an annual base salary in the amount of $300,000, prorated for the period beginning on the date of Robert S. Hekemian, Jr.’s appointment as Chief Executive Officer on April 5, 2018 through the remainder of the fiscal year ended October 31, 2018.
(9)	Of these amounts, $9,840 and $11,080 represent accrued interest earned in the fiscal years ended October 31, 2019 and 2018, respectively, on amounts previously deferred by Robert S. Hekemian, Jr. pursuant to the terms of the Deferred Fee Plan, pursuant to which payment of accrued interest is deferred until such time that the deferred fees are paid to Mr. Hekemian; $61,000 and $50,000 represent annual retainer fees, meeting fees and other fees paid to Mr. Hekemian in the fiscal years ended October 31, 2019 and 2018, respectively, as consideration for his service on the Board of Trustees and, if applicable, its committees, but deferred pursuant to the terms of the Deferred Fee Plan; and $10,350 and $1,966 represent dividends earned related to accrued interest and fees in the fiscal years ended October 31 2019 and 2018, respectively. Pursuant to the amendments to the Deferred Fee Plan that became effective on November 1, 2014, the aggregate amount of $81,190 deferred (including dividends earned on deferral) for the fiscal year ended October 31, 2019 converted into an aggregate of 4,927 Share Units, and the aggregate amount of $63,046 deferred (including dividends earned on deferral) for the fiscal year ended October 31, 2018 converted into an aggregate of 4,002 Share Units. See “Amended and Restated Deferred Fee Plan,” above.
(10)	Allan Tubin was appointed as Chief Financial Officer and Treasurer of the Trust effective February 7, 2019. Mr. Tubin did not serve as an executive officer of the Trust during fiscal 2018 or fiscal 2017.
(11)	Based on an annual base salary of $30,000 pro-rated for the period beginning on the date of Mr. Tubin’s appointment as Chief Financial Officer and Treasurer on February 7, 2019 through the remainder of the fiscal year ended October 31, 2019.
(12)	Donald W. Barney retired as President, Chief Financial Officer, Treasurer and a trustee of the Trust effective February 7, 2019.
(13)	Based on an annual base salary of $75,000 prorated for the fiscal year ended October 31, 2019 through the date of Mr. Barney’s retirement as Chief Financial Officer and Treasurer on February 7, 2019.
(14)	Of these amounts, $57,081, $65,992 and $58,440 represent accrued interest earned on amounts previously deferred by Donald W. Barney for service as an Executive Officer pursuant to the terms of the Deferred Fee Plan, pursuant to which payment of accrued interest is deferred until such time that the deferred executive officer fees are paid to Mr. Barney in the fiscal years ended October 31, 2019, 2018 and 2017, respectively; $13,938, $50,000 and $54,000 represent annual retainer fees, meeting fees and other fees paid to Mr. Barney in the fiscal years ended October 31, 2019, 2018 and 2017, respectively, as consideration for his service on the Board and, if applicable, its committees, but deferred pursuant to the terms of the Deferred Fee Plan; and $16,192, $3,523 and $1,938, represent dividends earned related to accrued interest and fees in the fiscal years ended October 31, 2019, 2018 and 2017, respectively. Pursuant to the amendments to the Deferred Fee Plan that became effective on November 1, 2014, the aggregate amount of $87,211 deferred (including dividends earned on deferral) for the fiscal year ended October 31, 2019 converted into an aggregate of 5,363 Share Units, the aggregate amount of $119,515 deferred (including dividends earned on deferral) for the fiscal year ended October 31, 2018 converted into an aggregate of 7,574 Share Units and the aggregate amount of $114,378 deferred (including dividends earned on deferral) for the fiscal year ended October 31, 2017 converted into an aggregate of 6,234 Share Units. See “Amended and Restated Deferred Fee Plan” above.
(15)	During the fiscal years ended October 31, 2019, October 31, 2018 and October 31, 2017, the Executive Secretary was entitled to receive (i) meeting attendance fees in the amount of $1,500 for each meeting of the Board and its committees attended, $1,000 for each meeting participated in by teleconference; and (ii) property site inspection fees in the amount of $1,000 for each site inspection attended and reimbursement of all reasonable and verified out-of-pocket expenses incurred in connection with the site visit.
(16)	Mr. Aiello is an officer and shareholder in the law firm of Giordano, Halleran & Ciesla, P.C. During the fiscal years ended October 31, 2019, 2018 and 2017, Mr. Aiello paid to the law firm the retainer and meeting fees which he received in connection with his services as Secretary and Executive Secretary of the Trust during the fiscal years ended October 31, 2019, 2018 and 2017.

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The following table sets forth information concerning the compensation of the Executive Officers that was deferred pursuant to the Deferred Fee Plan, described under “Amended and Restated Deferred Fee Plan” above, for the fiscal year ended October 31, 2019:

FISCAL 2019 NONQUALIFIED DEFERRED COMPENSATION

Name (1)	(a) (2) Executive Contributions in Last FY ($)	(b) (2) Registrant Contributions in Last FY ($)	(c) Aggregate Earnings in Last FY ($)	(d) Aggregate Withdrawals/ Distributions ($)	(e) (2) Aggregate Balance at Last FYE ($)
Robert S. Hekemian, Jr.	$61,000	$ ---	$20,190	$ ---	$605,194
Donald W. Barney (3)	$13,938	$ ---	$73,273	$207,908	$1,925,614
Allan Tubin	$ ---	$ ---	$ ---	$ ---	$ ---
John A. Aiello, Esq.	$ ---	$ ---	$ ---	$ ---	$ ---

(1)	Effective November 1, 2000, the Board of Trustees adopted the Deferred Fee Plan for its executive officers and its trustees. The Deferred Fee Plan was amended and restated on December 30, 2008, effective as of December 31, 2008, and further amended and restated on September 4, 2014, effective beginning November 1, 2014. Prior to the amendments that went into effect beginning November 1, 2014, the Deferred Fee Plan permitted any executive officer or trustee to elect to defer receipt of any executive officer, trustee retainer, meeting attendance, or property site inspection fee. As a result of the amendments to the Deferred Fee Plan that went into effect on November 1, 2014, participants in the Deferred Fee Plan who are also Executive Officers of the Trust are only permitted to defer amounts paid to them in their capacities as trustees, and are not permitted to defer amounts paid to them in their capacities as Executive Officers. Please see the full discussion of the Deferred Fee Plan under “Amended and Restated Deferred Fee Plan” above.
(2)	All amounts reported in columns (a) and (b) are reported as compensation to the named executive officers in their capacities as members of the Board of Trustees in the fiscal year ended October 31, 2019 in the Summary Compensation Table above.
(3)	Donald W. Barney retired as President, Chief Financial Officer, Treasurer and a trustee of the Trust effective February 7, 2019.

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The following table sets forth information concerning the conversion into Share Units of deferred fees, accrued deferred interest and dividends payable with respect to credited Share Units under the Deferred Fee Plan during the fiscal year ended October 31, 2019, and the aggregate number of credited Share Units, for each executive officer individually.

Participant	Aggregate Deferred Fees for FY 2019	Accrued Deferred Interest for FY 2019	Dividends Payable on Credited Share Units for FY 2019	Share Units Credited for FY 2019	Aggregate Share Units Credited
Robert S. Hekemian, Jr.	$61,000	$9,840	$10,350	4,927	19,025
Donald W. Barney	$13,938	$57,081	$16,192	5,363	28,008
Allan Tubin	$ ---	$ ---	$ ---	---	---
John A. Aiello, Esq.	$ ---	$ ---	$ ---	---	---

See “Amended and Restated Deferred Fee Plan” above for more information concerning the terms and provisions of the Deferred Fee Plan and the information set forth in these tables.

Securities Authorized for Issuance under Equity Compensation Plans

The number of stock options outstanding under the Equity Incentive Plan, the weighted-average exercise price of the outstanding options, and the number of securities remaining available for issuance, as of October 31, 2019 were as follows:

EQUITY COMPENSATION PLAN TABLE

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	310,740	$18.35	442,060
Equity compensation plans not approved by security holders	--	--	--
Total	310,740	$18.35	442,060
(1)	The Trust currently has no equity compensation plans other than the Equity Incentive Plan described under “Compensation Discussion and Analysis” above.

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OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unexercised Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Robert S. Hekemian, Jr.	19,000	---	---	$18.45 (1)	9/3/2024	---	---	---	---
	4,000	---	---	$18.45 (1)	9/3/2024	---	---	---	---
Donald W. Barney	36,000	---	---	$18.45 (1)	9/3/2024	---	---	---	---
Allan Tubin	6,000	---	---	$18.45 (1)	9/3/2024	---	---	---	---
John A. Aiello, Esq.	11,400	7,600 (2)	---	$21.00 (1)	11/9/2026	---	---	---	---

(1)	The exercise price of this option is equal to the Fair Market Value of the Shares on the date of grant (as defined in the Equity Incentive Plan), which is described under “Compensation Discussion and Analysis” above.
(2)	The unvested Shares underlying this option vest as follows: 3,800 Shares vest on September 4, 2020; and 3,800 Shares vest on September 4, 2021.

Fiscal 2019 Option Exercises and Stock Vested

There were no exercises of stock options or vesting of stock held by Executive Officers in the fiscal year ended October 31, 2019.

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Trustee Compensation

For the fiscal year ended October 31, 2019, each trustee was entitled to receive (a) an annual retainer fee of $35,000 per year; (b) a per meeting attendance fee of $1,500 per meeting of the Board and each committee of which a trustee is a member; (c) a $1,000 per meeting fee for telephonic meetings of the Board and each committee; and (d) a site inspection fee of $1,000 per site inspection. The Chairman of the Board was entitled to receive an additional annual retainer in the amount of $30,000 and a per meeting attendance fee of $1,800 per meeting of the Board, and the Chairman of the Audit Committee, the Chairman of the Compensation Committee and the Chairman of the Long-term Planning Committee were entitled to receive per meeting attendance fees of $1,800 per meeting of the Audit Committee, Compensation Committee and Long-term Planning Committee, respectively. The Chairman of the Audit Committee was entitled to receive an additional annual retainer fee of $10,000, and the Chairman of the Compensation Committee and the Chairman of the Long-term Planning Committee were each entitled to receive an additional annual retainer fee of $7,500. The Chairman of the Special Committee was entitled to receive an additional quarterly retainer fee of $15,000 and each other member of the Special Committee was entitled to a quarterly retainer of $10,000.

The trustees are entitled to defer all or any part of their retainer, meeting and property site inspection fees pursuant to the terms of the Deferred Fee Plan. For the fiscal year ended October 31, 2019, trustees (including the trustees who were also Executive Officers during the fiscal year ended October 31, 2019) elected to defer an aggregate amount of approximately $879,800 of annual retainer fees, meeting attendance fees, site inspection fees and accrued interest payable to them for their services to the Board and its committees, which amount was converted into an aggregate of 53,741 Share Units during the fiscal year ended October 31, 2019. In addition, the trustees (including the trustees who were also Executive Officers during the fiscal year ended October 31, 2019) were credited with an aggregate of 6,407 Share Units during fiscal 2019 from the conversion of dividends paid with respect to the Share Units credited to their accounts. See “Elements of Executive Compensation – Amended and Restated Deferred Fee Plan” under “Compensation Discussion and Analysis” above. For the fiscal year ended October 31, 2019, the Trust paid an aggregate of $60,000 of annual retainer fees, meeting attendance fees and site inspection fees to the trustees in cash for their services to the Board of Trustees and its committees.

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FISCAL 2019 TRUSTEE COMPENSATION (1)

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(2)	All Other Compensation ($)	Total ($)
Ronald J. Artinian	$186,964	$ ---	$12,150	$ ---	$ ---	$ ---	$199,114
Alan L. Aufzien (3)	$46,121 (4)	$ ---	$ ---	$ ---	$ ---	$ ---	$46,121
David F. McBride	$127,240	$ ---	$ ---	$ ---	$ ---	$ ---	$127,240
Justin F. Meng	$122,411	$ ---	$ ---	$ ---	$ ---	$ ---	$122,411
David B. Hekemian	$56,251	$ ---	$ --	$ ---	$ ---	$ ---	$56,251
Richard J. Aslanian	$98,651	$ ---	$ --	$ ---	$ ---	$ ---	$98,651

(1)	See the Summary Compensation Table above for information regarding compensation paid to each of Robert S. Hekemian, Jr., Donald W. Barney and John A. Aiello during the fiscal year ended October 31, 2019 in connection with their positions as trustees.
(2)	Effective November 1, 2014, the Deferred Fee Plan was amended to provide that the interest rate was equal to the average interest rate on ten-year Treasury bonds plus 150 basis points. The Deferred Fee Plan was also amended to provide that accrued deferred interest from and after November 1, 2014 would be converted into Share Units equivalent to Shares on a monthly basis. See “Amended and Restated Deferred Fee Plan” above for a description of the amendments to the Deferred Fee Plan.
(3)	Alan F. Aufzien retired as a trustee of the Trust upon the conclusion of the Trust’s 2019 Annual Meeting of Shareholders held on April 4, 2019.
(4)	The annual trustee retainer fee paid to Mr. Aufzien with respect to the 2019 fiscal year was pro-rated through the date of his retirement as a trustee on April 4, 2019, based on a base annual retainer fee of $35,000.

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The following table sets forth information concerning the conversion of deferred fees and accrued deferred interest into Share Units under the Deferred Fee Plan during the fiscal year ended October 31, 2019 for each trustee who participated in the Deferred Fee Plan during the fiscal year ended October 31, 2019, except that the information concerning the participation of Robert S. Hekemian, Jr., Donald W. Barney and John A. Aiello, Esq., in the Deferred Fee Plan in their capacities as trustees is set forth under “Executive Compensation” above.

Participant	Aggregate Deferred Fees for FY 2019	Accrued Deferred Interest for FY 2019	Dividends Paid on Credited Share Units for FY 2019	Share Units Credited for FY 2019	Aggregate Share Units Credited
Ronald J. Artinian	$108,317	$31,048	$17,599	9,473	32,962
Alan F. Aufzien	$30,944	$12,015	$3,162	3,004	--
David F. McBride	$104,617	$9,747	$12,876	7,675	24,391
Justin F. Meng	$115,796	$0	$6,615	7,357	13,797
David B. Hekemian	$53,500	$0	$1,251	3,285	3,285
Richard J. Aslanian	$93,517	$0	$2,134	5,746	5,746
Totals	$506,691	$52,810	$43,637	36,540	80,181

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ITEM 12	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information regarding the beneficial ownership of Shares for (i) each person who is a beneficial owner of 5% or more of our outstanding Shares, (ii) each of our trustees and executive officers and (iii) all of our trustees and executive officers as a group, each as of February 11, 2020 unless otherwise indicated in the table below.

Amount and Nature of Beneficial Ownership

Name of Beneficial Owner (1)	(A) Aggregate Number of Shares Beneficially Owned (2)		(B) Number of Shares Acquirable within 60 Days		(C) Aggregate Number of Shares Deemed to be Beneficially Owned (Column A plus Column B)		(D) Percent of Class (3)
Ronald J. Artinian (4)	443,392	(6)	23,400	(5)	466,792	(6)	6.8%
David F. McBride, Esq. (4)	5,000	(7)	19,000	(5)	24,000	(7)	*
Robert S. Hekemian, Jr. (4)(8)	300,148	(9)	23,000	(5)	323,148	(9)	4.7%
John A. Aiello, Esq. (4)(8)	5,000		11,400	(5)	16,400		*
Justin F. Meng (4)	15,000	(10)	11,400	(5)	26,400	(10)	*
David B. Hekemian (4)	405,546	(11)	18,800	(5)	424,346	(11)	6.2%
Richard J. Aslanian (4)	10,200		3,800	(5)	14,000		*
Allan Tubin (8)	7,662		6,000	(5)	13,662		*
All trustees and executive officers as a group (8 persons) (6)(7)(9)(10)(11)(12)	1,089,732	(12)	116,800	(5)	1,206,532	(12)	17.3%

* Shares beneficially owned do not exceed 1% of the Trust’s issued and outstanding Shares.

(1)	All trustees and executive officers listed in this table, with the exception of John A. Aiello, maintain a mailing address at 505 Main Street, P.O. Box 667, Hackensack, New Jersey 07602. John A. Aiello maintains a mailing address at 125 Half Mile Road, Suite 300, Red Bank, New Jersey 07701.
(2)	Except as otherwise indicated, all of the Shares are held beneficially and of record.
(3)	Based on 6,856,651 Shares outstanding as of February 11, 2020.
(4)	A trustee of the Trust.
(5)	Vested options to acquire Shares that are currently exercisable, or options that vest and become exercisable within 60 days after February 11, 2020.
(6)	Includes 52,504 Shares held in Individual Retirement Accounts for the benefit of Mr. Artinian. Also includes 4,250 Shares which are held by Mr. Artinian’s son, with respect to which Mr. Artinian disclaims beneficial ownership.
(7)	Includes 4,000 Shares held by Mr. McBride’s wife.
(8)	An executive officer of the Trust.
(9)	Includes (i) an aggregate of 102,216 Shares which are held by certain partnerships and limited liability companies in which Mr. Hekemian is a partner or member, (ii) 9,238 Shares which are held in trust by Mr. Hekemian for the benefit of his children, and (iii) an aggregate of 11,000 Shares which are held in certain trusts for the benefit of Mr. Hekemian’s nephews and of which Mr. Hekemian is trustee. Also includes 25,458 Shares held in a trust of which

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Mr. Hekemian is a beneficiary. Mr. Hekemian disclaims beneficial ownership of the foregoing Shares held in partnerships, limited liability companies and trusts except to the extent of his pecuniary interest in such partnerships, limited liability companies and trusts.
(10)	Includes 2,400 Shares held by Mr. Meng’s wife, with respect to which Mr. Meng disclaims beneficial ownership.
(11)	Includes (i) an aggregate of 102,216 Shares which are held by certain partnerships and limited liability companies in which Mr. Hekemian is a partner or member, (ii) an aggregate of 17,638 Shares which are held in certain trusts for the benefit of Mr. Hekemian’s nephews and niece and of which Mr. Hekemian is a trustee, (iii) 25,458 Shares held in a trust of which Mr. Hekemian is a beneficiary, (iv) an aggregate of 88,940 Shares held by the Robert and Mary Jane Hekemian Foundation, Inc. of which Mr. Hekemian is the Vice President/Treasurer, and (v) 6,000 Shares held in trust by Mr. Hekemian for the benefit of his children. Mr. Hekemian disclaims beneficial ownership of the foregoing Shares held in partnerships, limited liability companies and trusts except to the extent of his pecuniary interest in such partnerships, limited liability companies and trusts. Also includes 1,600 Shares held by Mr. Hekemian’s wife, with respect to which Mr. Hekemian disclaims beneficial ownership.
(12)	Robert S. Hekemian, Jr. and David B. Hekemian are both deemed to be the beneficial owner of 102,216 Shares held by certain partnerships and limited liability companies in which each of them is a partner or member. Therefore, the total number of Shares beneficially owned by all executive officers and trustees as a group, which includes both Robert S. Hekemian, Jr. and David B. Hekemian, is not merely the aggregate of the beneficial ownership of each executive officer and trustee, since calculating the aggregate number of Shares beneficially owned by all executive officers and trustees as a group on that basis would result in the 102,216 Shares of which both Robert S. Hekemian, Jr. and David B. Hekemian are deemed the beneficial owner being double-counted. As disclosed above, Robert S. Hekemian, Jr. and David B. Hekemian disclaim beneficial ownership of the 102,216 Shares except to the extent of their respective pecuniary interests in the partnerships and limited liability companies that hold such Shares.

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ITEM 13	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Of the seven members of the Board, Ronald J. Artinian, David F. McBride, Justin F. Meng and Richard J. Aslanian qualify as “independent directors” in accordance with the applicable NASDAQ Listing Rules and SEC rules. The independence of the trustees serving on committees of the Board is discussed under “Committees of the Board of Trustees” above.

The Board has adopted a written charter for the Audit Committee (see “Audit Committee” under Item 10 above) whereby the Audit Committee oversees and evaluates all related party transactions proposed to be entered into by the Trust. In addition, the Declaration of Trust contains procedures in the event of any proposed purchase or sale of any properties between the Trust and any trustee, executive officer or any firm, partnership or corporation in which a trustee or executive officer has or may have an interest. Further, the Trust has adopted a Code of Ethics applicable to all trustees, executive officers and management employees of the Trust (see “Code of Ethics” under Item 10 above), which Code of Ethics promotes the honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

Robert S. Hekemian, Jr., President and Chief Executive Officer of the Trust and a trustee, and David B. Hekemian, a trustee, are shareholders of Hekemian & Co. Robert S. Hekemian, Jr. and David B. Hekemian each hold a 33.3% equity interest in Hekemian & Co. The balance of the equity interest in Hekemian & Co. is held by the estate of the late Robert S. Hekemian, the former Chairman of the Board and Chief Executive Officer of the Trust, and Bryan S. Hekemian. Robert S. Hekemian was the father of Robert S. Hekemian, Jr., David B. Hekemian and Bryan S. Hekemian. Robert S. Hekemian served as the Chairman of the Board and Chief Executive Officer of Hekemian & Co.; Robert S. Hekemian, Jr. serves as the President and Chief Operating Officer of Hekemian & Co.; David B. Hekemian serves as a Vice President and the Treasurer of Hekemian & Co.; and Bryan S. Hekemian serves as a Vice President and the Secretary of Hekemian & Co..

On April 10, 2002, the Trust and Hekemian & Co. entered into a Management Agreement replacing the Management Agreement dated December 20, 1961, as extended. The term of the Management Agreement was automatically renewed as of November 1, 2019 for a two-year period, which will expire on October 31, 2021. The term of the Management Agreement automatically renews for periods of two years unless either party gives not less than six months prior notice to the other of non-renewal. The Trust may terminate the Management Agreement (i) without cause upon one year’s prior written notice, (ii) for cause if Hekemian & Co. has not cured an event of default within 30 days of receipt of notice of termination from the Trust, or (iii) in the event of an acquisition of the Trust where the Trust ceases to effectively exist as an operating entity. The Management Agreement provides for a termination fee in the event of a termination by the Trust without cause or following a merger or acquisition of the Trust.

Under the Management Agreement, Hekemian & Co. serves as Managing Agent for the Trust and the Trust’s properties which the Trust owned on November 1, 2001. The Trust may retain Hekemian & Co. or other managing agents to manage its properties acquired after November 1, 2001 and to perform various other duties such as sales, acquisitions, and development with respect to any or all of the Trust’s properties. However, Hekemian & Co. currently manages all properties owned by the Trust and all subsidiaries and affiliates of the Trust, except for the commercial office space of the Rotunda, a mixed use (office, retail and residential) property located in Baltimore, Maryland that was acquired in July 2005 by Grande Rotunda, LLC (“Grande Rotunda”), a limited liability company in which the Trust owns a 60% equity interest. An unaffiliated third party management company manages the commercial office space at the Rotunda. Hekemian & Co. is not the exclusive advisor for the Trust to locate and recommend investments deemed suitable for the Trust, and it is not required to offer potential acquisition properties exclusively to the Trust before acquiring those properties for Hekemian & Co.’s own account or for others, including shareholders and employees of Hekemian & Co.

On January 14, 2020, in connection with the transactions contemplated in the Sale Agreement and the Plan of Liquidation, the Trust and Hekemian & Co. entered into a First Amendment to Management Agreement, which will become effective upon the effectiveness of the Plan of Liquidation and amends the Management Agreement. The First Amendment provides that upon the closing of any sale or other disposition of the Trust’s entire direct or indirect interest in each Trust property, whether pursuant to the Sale Agreement or otherwise in furtherance of the Plan of Liquidation, (a) the Management Agreement will automatically terminate and be of no further force or effect with respect to such Trust Property and (b) the Trust will pay to Hekemian & Co. (i) any and all commissions and fees for management services and reimbursement required to be paid by the Trust pursuant to the Management Agreement in respect of the applicable Trust property up to the termination date, calculated on a pro rata basis, plus (ii) a termination fee in respect of such Trust property in an amount equal to the product of (x) the Trust’s direct or indirect percentage ownership interest in such Trust property, multiplied by (y) 1.25, multiplied by (z) one (1) year’s Base Management Fee (as defined in the Management Agreement and First Amendment) in respect of such Trust property.

In addition, the First Amendment amends the Management Agreement to provide that upon the closing of any sale or other disposition of the Trust’s entire direct or indirect interest in each Trust property, whether pursuant to the Sale Agreement or otherwise in furtherance of the Plan of Liquidation, the Trust will pay to Hekemian & Co. a sales fee equal to 1.65% of the sales

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price for such Trust property (reduced from the existing range of 2.5% to 4.5% in the Management Agreement); provided, however, that in the event that a Trust property is not wholly owned, directly or indirectly, by the Trust, the sales fee payable to Hekemian & Co. will only be payable in respect of the Trust’s percentage ownership share of the applicable Trust property.

The First Amendment provides that the foregoing fees will be paid in lieu of, and shall supersede in their entirety, any other payments which otherwise would be payable to Hekemian & Co. under the Management Agreement arising out of or attributable to the sale or other disposition of the of the Trust’s entire direct or indirect interest in each Trust property or the termination of the Management Agreement in respect of such Trust property (including, without limitation, any Termination Fee, M&A Termination Fee or Sale of Property Fee under the Management Agreement (each as defined in the Management Agreement)). The First Amendment will become effective if, and only if, the Plan of Liquidation becomes effective.

The Trust retained Hekemian & Co. to manage the Preakness Shopping Center, which was acquired on November 1, 2002 by WaynePSC, LLC (“WaynePSC”), a limited liability company in which the Trust owns a 40% membership interest, and the Damascus Shopping Center, which was acquired on July 31, 2003 by Damascus Centre, LLC (“Damascus Centre”), a limited liability company in which the Trust owns a 70% equity interest. In the fiscal year ended October 31, 2004, the Trust retained Hekemian & Co. to manage The Pierre Towers, an apartment complex acquired on April 15, 2004 by S And A Commercial Associates Limited Partnership (“S&A”), a limited partnership in which the Trust owns a 65% equity interest. In the fiscal year ended October 31, 2005, the Trust retained Hekemian & Co. to provide supervisory and management services to Grande Rotunda, although the Trust did not retain Hekemian & Co. to manage the commercial office space at the Rotunda.

Pursuant to the terms of the Management Agreement, the Trust pays Hekemian & Co. certain basic management fees, mortgage fees, administrative fees, other miscellaneous fees and leasing commissions as compensation for its services. The Management Agreement includes a detailed schedule of such fees and commissions for those services which the Managing Agent may be called upon to perform. During the fiscal year ended October 31, 2019, the Trust paid or accrued to Hekemian & Co. and Hekemian Development Resources, LLC, a wholly-owned subsidiary of Hekemian & Co. (“Hekemian Resources”), management and other fees in the approximate aggregate amount of $3,587,000, which includes the management fees of approximately $2,549,000 described in more detail below, and mortgage, leasing and other fees in the approximate amount of $1,038,000. Included in other fees for the fiscal year ended October 31, 2019 are commissions payable to Hekemian & Co. for the following transactions: $131,250 for the sale of the Patchogue property and $144,075 for the refinancing of the Berdan Court, LLC loan.

The Trust also uses the resources of Hekemian & Co.’s insurance department to secure insurance coverage for its properties and subsidiaries. Hekemian & Co. is paid a commission for these services, which amounted to approximately $196,000 in the fiscal year ended October 31, 2019.

During the fourth quarter of the fiscal year ended October 31, 2007, the Board approved development fee arrangements for supervising the Rotunda and Damascus Shopping Center redevelopment projects. Hekemian Resources entered into Agency Agreements with each of Grande Rotunda and Damascus Centre for the performance of management services in connection with the Rotunda and Damascus Center redevelopment projects on December 10, 2009 and August 13, 2008, respectively. The Agency Agreement with respect to the Rotunda was subsequently amended as of July 24, 2012 based on revisions to the scope of the project approved by the Board. The Agency Agreement with respect to the Rotunda project provides for Hekemian Resources to receive a fee equal to 6.375% of the total development costs as defined less the amount of $3,000,000 that Grande Rotunda had previously paid to Hekemian & Co. for the Rotunda project. Such development fees may be modified should the Board approve a change in the scope of the project. In addition, the Trust paid Hekemian Resources a fee in the amount of $1,400,000 in connection with the revision to the scope of the Rotunda project. The Trust paid $500,000 of this fee to Hekemian Resources in the fiscal year ended October 31, 2013. The balance of $900,000 became due upon the issuance of a certificate of occupancy for the multi-family portion of the project. A final certificate of occupancy was issued in the fiscal year ended October 31, 2016; however, Hekemian Resources agreed to defer the payment of the $900,000 balance of this fee, and accordingly the $900,000 portion of the fee was included in accounts payable on the Trust’s consolidated balance sheet at October 31, 2017. The Trust paid the $900,000 portion of this fee to Hekemian Resources in February 2018 in connection with the refinancing of the Wells Fargo construction loan for the Rotunda property with a new construction loan from Aareal Capital Corporation. The Trust also paid Hekemian Resources the amount of $45,000 representing a mutually agreed upon amount of interest on the $900,000 portion of the fee for the period during which Hekemian Resources had agreed to defer payment thereof.

The Damascus Center redevelopment project has been completed, and all development fees due and payable pursuant to the Agency Agreement between Hekemian Resources and Damascus Centre were paid in full prior to the fiscal year ended October 31, 2014.

From time to time, the Trust engages Hekemian & Co. to provide certain additional services, such as consulting services related to development and financing activities of the Trust. Separate fee arrangements are negotiated between the Trust and Hekemian & Co. with respect to such services. The Trust also reimburses Hekemian & Co. for the salaries, payroll taxes,

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insurance costs and certain other costs of personnel employed at the Trust’s properties by Hekemian & Co. on behalf of the Trust.

The Trust’s real estate investments may be in the form of wholly-owned fee interests or, if the circumstances warrant, joint venture interests. The Trust will make certain real estate investments through joint ventures with other parties from time to time in order to diversify risk. The Trust will also consider investing in real estate that requires development or that involves particular risk through joint ventures in order to meet the Trust’s investment objectives. In furtherance of these objectives, the Trust has invested in joint ventures with employees and affiliates of Hekemian & Co. and with trustees of the Trust, as described below.

The Trust owns a 60% equity interest in, and is the managing member of, Grande Rotunda. Rotunda 100, LLC, a New Jersey limited liability company (“Rotunda 100”), owns a 40% interest in Grande Rotunda. Robert S. Hekemian, Jr., Chief Executive Officer and a trustee of the Trust, and members of his immediate family, including Robert S. Hekemian, the former Chairman and Chief Executive Officer of and consultant to the Trust, David B. Hekemian, a trustee of the Trust, and other employees of Hekemian & Co., have majority managing control of Rotunda 100. In July 2005, Grande Rotunda completed the acquisition of the Rotunda for a purchase price of approximately $31 million (inclusive of transaction costs), which was financed in part from an acquisition loan in the amount of $22.5 million, and the balance of which was contributed in cash by the members of Grande Rotunda in proportion to their membership interests. As an incentive to the employees of Hekemian & Co. to identify and provide real estate investment opportunities for the Trust, the Trust advanced to the employees of Hekemian & Co. who are members of Rotunda 100 (including Robert S. Hekemian, Jr., David B. Hekemian and certain other members of the immediate family of the late Robert S. Hekemian), 50% of the amount of the equity capital required to be contributed by them to Rotunda 100 in connection with the acquisition and operation of the Rotunda. The Trust initially loaned an aggregate amount of approximately $1,900,000 to those Hekemian & Co. employees (including approximately $1,700,000 million to Robert S. Hekemian, Jr., David B. Hekemian and certain other members of the immediate family of Robert S. Hekemian) with respect to their equity capital contributions (the “Rotunda Notes”). On May 8, 2008, the Board of Trustees approved amendments to the loan agreements to increase the aggregate amount of the loans to $4,000,000 (which increased the aggregate amount loaned to Robert S. Hekemian, Jr., David B. Hekemian and certain other members of the immediate family of Robert S. Hekemian in connection with the Rotunda Notes to $3,700,000 from the initial aggregate amount of $1,700,000). These loans bear interest that floats at 225 basis points over the 90 day London Interbank Offered Rate (“LIBOR”), as adjusted each November 1, February 1, May 1 and August 1, and the loans are secured by such employees’ membership interests in Rotunda 100. The Rotunda Notes originally provided for payments of accrued interest on a quarterly basis, with no principal payments required during the term of the Rotunda Notes, except that the borrowers were required to pay to the Trust all refinancing proceeds and other cash flow they received from their interests in Grande Rotunda. The Rotunda Notes were originally scheduled to mature at the earlier of (a) 10 years after issue, on June 19, 2015 and (b) at the election of the Trust, 90 days after the borrower terminates employment with Hekemian & Co., at which time all outstanding unpaid amounts would be due. On June 4, 2015, the Board approved an extension of the terms of each of the Rotunda Notes to the earlier to occur of (a) June 19, 2018 and (b) the day that is 5 days after Grande Rotunda closes on a permanent mortgage loan secured by the Rotunda property. On December 7, 2017, the Board approved amendments to the Rotunda Notes to further extend the term of each of the Rotunda Notes to the date or dates upon which Grande Rotunda makes distributions of cash to its members as a result of either a refinancing of Grande Rotunda’s indebtedness or a sale of Grande Rotunda or all or a portion of the real property owned by it; provided, that the Rotunda Notes will mature only to the extent of such distributions to the maker of the Rotunda Notes. Pursuant to the December 7, 2017 amendments, distributions of cash as a result of events other than a refinancing of the indebtedness of Grande Rotunda or sale of the Rotunda property will not result in the maturation of the Rotunda Notes. At October 31, 2019, the outstanding principal balance on the Rotunda Notes was $4,000,000, and the accrued but unpaid interest on the Rotunda Notes was $1,053,000. Grande Rotunda paid Hekemian & Co. approximately $640,000 in management fees during the fiscal year ended October 31, 2019, which is included in the $2,549,000 of management fees paid by the Trust to Hekemian & Co. during the fiscal year ended October 31, 2019 mentioned above. Pursuant to the terms of the Management Agreement, Grande Rotunda paid Hekemian & Co. leasing commissions in the aggregate amount of approximately $150,000, which is included in the $1,038,000 of mortgage, leasing and other fees paid to Hekemian & Co. mentioned above.

Prior to the refinancing of the Wells Fargo construction loan for the Rotunda property with a new construction loan from Aareal Capital Corporation, the Trust and Rotunda 100, as the 60% and 40% owners of Grande Rotunda, respectively, had been contributing their respective pro-rata share of Grande Rotunda’s cash needs through loans to Grande Rotunda. As of October 31, 2019, Rotunda 100 had funded Grande Rotunda with approximately $5.7 million (including interest), which is included in “Due to affiliate” on the Trust’s consolidated balance sheet as of October 31, 2019 and is characterized as a demand loan that Rotunda 100 can require to be repaid at any time.

The Trust owns a 70% membership interest in Damascus Centre, which is the owner of the Damascus Shopping Center. During the fiscal year ended October 31, 2005, in order to incentivize employees of Hekemian & Co., the Trust’s Board authorized an investor group comprised principally of Hekemian employees (including the late Robert S. Hekemian, Robert S. Hekemian, Jr., David B. Hekemian and certain other members of the immediate family of Robert S. Hekemian) (the “Hekemian Group”) to acquire a 30% equity interest in Damascus Centre through Damascus 100, LLC (“Damascus 100”).

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The sale of an equity interest in Damascus Centre to Damascus 100 was completed on October 31, 2006, at a sale price of $3,224,000, of which the Trust financed approximately $1,451,000. The Trust agreed to advance to the Hekemian Group up to 50% of the amount of the equity purchase price required to be paid by them (including approximately $1,300,000 to Robert S. Hekemian, Jr., David B. Hekemian and certain other members of the immediate family of Robert S. Hekemian) (the “Damascus Notes”). These advances were in the form of secured loans that bore interest that floated at 225 basis points over the 90 day LIBOR, as adjusted each November 1, February 1, May 1 and August 1. The Damascus Notes originally provided for payments of accrued interest on a quarterly basis, with no principal payments required during the term of the Damascus Notes, except that the borrowers were required to pay to the Trust all refinancing proceeds and other cash flow they received from their interests in Damascus Centre. The Damascus Notes were originally scheduled to mature at the earlier of (a) 10 years after issue, on September 30, 2016 and (b) at the election of the Trust, 90 days after the borrower terminates employment with Hekemian & Co., at which time all outstanding unpaid amounts would be due. On June 4, 2015, the Board approved an extension of the term of each of the Damascus Notes to the earlier to occur of (a) June 19, 2018 and (b) the day that is 5 days after the Grande Rotunda, LLC closes on a permanent mortgage loan secured by the Rotunda property. The loans were secured by such employees’ membership interests in Damascus 100. On December 7, 2017, the Board approved amendments to the Damascus Notes to further extend the term of each of the Damascus Notes to the date or dates upon which Grande Rotunda makes distributions of cash to its members as a result of either a refinancing of Grande Rotunda’s indebtedness or a sale of Grande Rotunda or all or a portion of the real property owned by it; provided, that the Damascus Notes will mature only to the extent of such distributions to the maker of the Damascus Notes. Pursuant to the December 7, 2017 amendments, distributions of cash as a result of events other than a refinancing of the indebtedness of Grande Rotunda or sale of the Rotunda property would not have resulted in the maturation of the Damascus Notes. In the fourth quarter of the fiscal year ended October 31, 2018, the Damascus 100 members repaid the Damascus Notes in full for a total payment of $1,870,000, which was comprised of principal in the amount of $1,451,000 and accrued interest in the amount of approximately $419,000. Damascus Centre paid Hekemian & Co. approximately $135,000 in management fees during the fiscal year ended October 31, 2019, which is included in $2,549,000 of management fees paid by the Trust to Hekemian & Co. and Hekemian Resources during the fiscal year ended October 31, 2019 mentioned above. Pursuant to the Management Agreement, Damascus Centre paid leasing commissions to Hekemian & Co. in the aggregate amount of approximately $5,000, which is included in the $1,038,000 of mortgage, leasing and other fees paid to Hekemian & Co. mentioned above during the fiscal year ended October 31, 2019.

The Trust owns a 40% membership interest in Westwood Hills, LLC, a New Jersey limited liability company (“Westwood Hills”), which is the owner of a 210-unit residential apartment complex in Westwood, New Jersey. In addition, an aggregate of 35% of the membership interests in Westwood Hills is beneficially owned by Robert S. Hekemian, Jr., the Chief Executive Officer, President and a trustee of the Trust and a shareholder and officer of Hekemian & Co.; Ronald J. Artinian, the Chairman and a trustee of the Trust; David B. Hekemian, a trustee of the Trust and a shareholder and officer of Hekemian & Co.; the late Robert S. Hekemian, the former Chairman and Chief Executive Officer of and consultant to the Trust and a shareholder and officer of Hekemian & Co.; members of the immediate families of Robert S. Hekemian and Robert S. Hekemian, Jr.; Donald W. Barney, a trustee of the Trust until his retirement in February 2019; and another former trustee of the Trust. Pursuant to the terms of an operating agreement, the Trust is the Managing Member of Westwood Hills. Hekemian & Co. currently serves as the Managing Agent for Westwood Hills. During the fiscal year ended October 31, 2019, Westwood Hills paid Hekemian & Co. approximately $224,000 in management fees, which is included in the $2,549,000 of management fees paid by the Trust to Hekemian & Co. and Hekemian Resources during the fiscal year ended October 31, 2019 mentioned above.

The Trust owns a 40% equity interest in WaynePSC. H-TPKE, LLC, a New Jersey limited liability company (“H-TPKE”), owns a 60% equity interest in WaynePSC. In addition, an aggregate of approximately 73% of the membership interests in H-TPKE is controlled by Robert S. Hekemian, Jr., the Chief Executive Officer, President and a trustee of the Trust and a shareholder and officer of Hekemian & Co.; David B. Hekemian, a trustee of the Trust and a shareholder and officer of Hekemian & Co.; the late Robert S. Hekemian, the former Chairman and Chief Executive Officer and consultant to the Trust and a shareholder and officer of Hekemian & Co.; members of the families of Robert S. Hekemian, Jr., David B. Hekemian and Robert S. Hekemian; and other employees of Hekemian & Co. The Trust is the Managing Member of WaynePSC. WaynePSC owns a 323,000 +/- sq. ft. community shopping center located in Wayne, New Jersey, known as the Preakness Shopping Center. Hekemian & Co. is the Managing Agent for the Preakness Shopping Center. During the fiscal year ended October 31, 2019, WaynePSC paid Hekemian & Co. an annual property management fee in the approximate amount of $200,000, which is included in the $2,549,000 of management fees paid by the Trust to Hekemian & Co. and Hekemian Resources during the fiscal year ended October 31, 2019 mentioned above. Pursuant to the terms of the Management Agreement, WaynePSC paid Hekemian & Co. leasing commissions in the aggregate amount of approximately $20,000 with respect to leasing activity at the Preakness Shopping Center, which is included in the $1,038,000 of mortgage, leasing and other fees paid to Hekemian & Co. mentioned above.

The Trust owns a 65% equity interest in and is the managing and general partner of S&A. The remaining 35% of equity interests in S&A is owned by Robert S. Hekemian, Jr., the Chief Executive Officer, President and a trustee of the Trust and a shareholder and officer of Hekemian & Co.; David B. Hekemian, a trustee of the Trust and a shareholder and officer of

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Hekemian & Co.; the late Robert S. Hekemian, the former Chairman and Chief Executive Officer and consultant to the Trust and a former shareholder and officer of Hekemian & Co.; members of the families of Robert S. Hekemian, Jr., David B. Hekemian and Robert S. Hekemian; and other employees of Hekemian & Co. and/or affiliates of Hekemian & Co. In February 2005, and in accordance with its investment policy regarding risk diversification, the Trust allowed the minority owners of S&A to make a cash contribution to S&A of approximately $1.3 million to increase their ownership interest in S&A from approximately 25% to 35%, which approximated market value at the time of the investment. On April 15, 2004, S&A purchased The Pierre Towers, a residential apartment complex located in Hackensack, New Jersey. During the fiscal year ended October 31, 2019, Pierre Towers, LLC, on behalf of S&A, paid Hekemian & Co. management fees in the amount of approximately $371,000, which is included in the $2,549,000 of management fees paid by the Trust to Hekemian & Co. and Hekemian Resources during the fiscal year ended October 31, 2019 mentioned above.

Robert S. Hekemian, Jr., the Chief Executive Officer, President and a trustee of the Trust and a shareholder and officer of Hekemian & Co., was a director of Oritani Financial Corp. and its subsidiary, Oritani Bank, until Oritani Financial was merged into Valley National Bancorp in December 2019. The Trust is a party to a commercial mortgage loan with Valley National Bancorp. The mortgage loan is in the original principal amount of $22,750,000 with an interest rate of 4.75% per annum, and is secured by the Trust’s Westwood Plaza property and matures on January 13, 2023. This mortgage loan was negotiated at arm’s length and was on standard terms. Another mortgage loan with Oritani Bank in the original principal amount of $6,000,000 was repaid by the Trust in February 2019.

The Trust retained the law firm of Giordano, Halleran & Ciesla, P.C during the fiscal year ended October 31, 2019 to furnish legal services. John A. Aiello, a trustee and executive officer of the Trust, is an officer and shareholder in the law firm. During the fiscal year ended October 31, 2019, Giordano, Halleran & Ciesla, P.C. received $164,788 in fees from the Trust for its services. In addition, Mr. Aiello paid to the law firm the amount of $60,500, representing retainer and meeting fees, which Mr. Aiello received in connection with his services as the Secretary and Executive Secretary of the Trust during the fiscal year ended October 31, 2019.

Effective upon the late Robert S. Hekemian’s retirement as Chairman, Chief Executive Officer and as a trustee on April 5, 2018, the Trust entered into a Consulting Agreement with Mr. Hekemian, pursuant to which Mr. Hekemian provided consulting services to the Trust through December 2019. Under the Consulting Agreement, Mr. Hekemian was obliged to provide advice and consultation with respect to matters pertaining to the Trust and its subsidiaries, affiliates, assets and business, for no fewer than 30 hours per month during the term of the agreement. The Trust paid Mr. Hekemian a consulting fee of $5,000 per month during the term of the Consulting Agreement, which was payable in the form of Shares on a quarterly basis (i.e. in quarterly installments of $15,000). The number of Shares to be issued for each quarterly installment of the consulting fee was determined by dividing the dollar amount of the consulting fee by the closing price of one Share on the OTC Pink Open Market as of the close of trading on the last trading day of the calendar quarter with respect to which such consulting fee was payable. For the fiscal year ended October 31, 2019, consulting fee expense for Robert S. Hekemian was approximately $60,000.

ITEM 14	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Audit fees billed by EisnerAmper LLP to the Trust totaled $507,000 for the fiscal year ended October 31, 2019 and $384,000 for the fiscal year ended October 31, 2018 for professional services rendered in connection with the audits of the Trust’s consolidated financial statements, audits of internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, and reviews of the quarterly reports on Form 10-Q for the fiscal years ended October 31, 2019 and 2018, respectively.

Audit-Related Fees

Audit-related fees billed in the fiscal year ended October 31, 2019 totaled $35,000 in connection with matters related to the Sale Agreement. There were no fees billed for audit-related services in the fiscal year ended October 31, 2018.

Tax Fees

In the fiscal year ended October 31, 2019, EisnerAmper LLP billed the Trust $32,500 for the preparation of the Trust’s 2018 tax return and $6,000 in connection with an analysis relating to the payment of dividends and return of capital. In addition, EisnerAmper LLP billed the Trust $106,000 in the fiscal year ended October 31, 2019 for tax-related matters and consultations in connection with the Sale Agreement. In the fiscal year ended October 31, 2018, EisnerAmper LLP billed the Trust $32,500 for the preparation of the Trust’s 2017 tax return, $6,000 in connection with an analysis relating to the payment of dividends and return of capital and $2,500 in connection with the implementation of the Tax Cuts and Jobs Act in 2018.

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All Other Fees

EisnerAmper LLP did not bill the Trust for any other services during the fiscal years ended October 31, 2019 and 2018.

Policy on Pre-Approval of Audit and Permissible Non-Audit Services

All audit and non-audit services provided by the Trust’s independent registered public accounting firm and the fees associated therewith are pre-approved by the Audit Committee in accordance with the written charter of the Audit Committee adopted by the Board of Trustees. The Audit Committee gives due consideration to the potential impact of all non-audit services on auditor independence. The engagement of EisnerAmper LLP, which was pre-approved by the Audit Committee, did not make use of the de minimis exception for pre-approval contained in the rules of the SEC that permit limited engagements for non-audit services involving amounts under a specified threshold.

PART IV

ITEM 15	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Reference is made to the Index of Exhibits on page 30 herein.

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SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, FREIT has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

First Real Estate Investment Trust of New Jersey
Dated: February 21, 2020	By: /s/ Robert S. Hekemian, Jr.
Robert S. Hekemian, Jr. President and Chief Executive Officer (Principal Executive Officer)

By: /s/ Allan Tubin
Allan Tubin Chief Financial Officer and Treasurer (Principal Financial/Accounting Officer)

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FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY (“FREIT”)

EXHIBIT INDEX

Exhibit No.
31.1	Rule 13a-14(a) - Certification of Chief Executive Officer
31.2	Rule 13a-14(a) - Certification of Chief Financial Officer
32.1	Section 1350 Certification of Chief Executive Officer
32.2	Section 1350 Certification of Chief Financial Officer

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EXHIBIT 31.1

CERTIFICATION

I, Robert S. Hekemian, Jr., certify that:

1.             I have reviewed this Amendment No. 1 on Form 10-K/A of First Real Estate Investment Trust of New Jersey;

2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.             Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.             The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)             Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)             Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)             Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)             Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.             The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)             All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)             Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 21, 2020	/s/ Robert S. Hekemian, Jr.
Robert S. Hekemian, Jr.
President and Chief Executive Officer

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EXHIBIT 31.2

CERTIFICATION

I, Allan Tubin, certify that:

1.             I have reviewed this Amendment No. 1 on Form 10-K/A of First Real Estate Investment Trust of New Jersey;

2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.             Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.             The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)             Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)             Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)             Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)             Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.             The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)             All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)             Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 21, 2020	/s/ Allan Tubin
Allan Tubin
Chief Financial Officer and Treasurer

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EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Amendment No. 1 on Form 10-K/A to the Annual Report of First Real Estate Investment Trust of New Jersey (the “Company”) on Form 10-K for the year ended October 31, 2019 (the “Report”), I, Robert S. Hekemian, Jr., President and Chief Executive Officer of the Company, do hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, 15 U.S.C. § 78m(a) or 78o(d), and,

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 21, 2020	/s/ Robert S. Hekemian, Jr.
Robert S. Hekemian, Jr.
President and Chief Executive Officer

 33

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Amendment No. 1 on Form 10-K/A to the Annual Report of First Real Estate Investment Trust of New Jersey (the “Company”) on Form 10-K for the year ended October 31, 2019 (the “Report”), I, Allan Tubin, Chief Financial Officer and Treasurer of the Company, do hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, 15 U.S.C. § 78m(a) or 78o(d), and,

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 21, 2020	/s/ Allan Tubin
Allan Tubin
Chief Financial Officer and Treasurer

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OFFICERS

Ronald J. Artinian
CHAIRMAN OF THE BOARD

Robert S. Hekemian, Jr.
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Allan Tubin
TREASURER AND CHIEF FINANCIAL OFFICER

John A. Aiello, Esq.
SECRETARY AND EXECUTIVE SECRETARY

TRUSTEES

John A. Aiello, Esq.
Shareholder and Officer, Giordano, Halleran & Ciesla, P.C.

Ronald J. Artinian (1) (2) (6)
Private Investor

Richard Aslanian (2) (4) (6)
Co-founder, Welcome Home Brands, LLC

David B. Hekemian
Executive Vice President, Hekemian & Co., Inc.

Robert S. Hekemian, Jr. (6)
President and COO, Hekemian & Co., Inc.

David F. McBride, Esq. (2) (3) (4) (6)
CEO, McBride Enterprises, Inc.

Justin F. Meng (4) (5) (6)
Co-founder and Managing Partner, V3 Capital Management, LP

(1) Chairman of the Audit Committee
(2) Member of the Audit Committee
(3) Chairman of the Compensation Committee
(4) Member of the Compensation Committee
(5) Chairman of the Long-term Planning Committee
(6) Member of the Long-term Planning Committee

SYMBOL: FREVS

AUDITORS
EisnerAmper, LLP New York, NY

TRANSFER AGENT
Computershare, Jersey City, NJ

ANNUAL MEETING
The Annual Meeting of Shareholders is scheduled for **Tuesday, April 21, 2020 at 7:00 p.m.** to be held at the offices of First Real Estate Investment Trust of New Jersey, 505 Main Street, Hackensack, NJ 07601.

CORPORATE HEADQUARTERS
505 Main Street
Hackensack, NJ 07601
T: 201.488.6400
F: 201.487.1798
www.freitnj.com

MANAGING AGENT
Hekemian & Co., Inc.
Hackensack, NJ
T: 201.487.1500
F: 201.487.7881
www.hekemian.com

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY
505 Main Street
Hackensack, NJ 07601

201.488.6400
www.freitnj.com